PURCHASE AGREEMENT
by and between
JFL-WCS Partners, LLC,
as Purchaser,
and
Andrews County Holdings, Inc.,
as Seller
Dated as of December 19, 2017

TABLE OF CONTENTS
Page
ARTICLE 1 DEFINITIONS
Section 1.01 Definitions
Section 1.02 Rules of Construction.
ARTICLE 2 PURCHASE AND SALE OF SHARES
Section 2.01 Purchase and Sale
Section 2.02 Closing Payments.
Section 2.03 Closing
Section 2.04 Allocation
Section 2.05 Withholding
ARTICLE 3 REPRESENTATIONS AND WARRANTIES REGARDING SELLER
Section 3.01 Organization
Section 3.02 Authority; Enforceability
Section 3.03 Ownership of Subject Securities
Section 3.04 No Conflicts; Consents and Approvals
Section 3.05 Legal Proceedings
ARTICLE 4 REPRESENTATIONS AND WARRANTIES REGARDING THE COMPANY
Section 4.01 Organization; Authority and Enforceability
Section 4.02 Capitalization
Section 4.03Financial Statements; Accounts Receivable; Support and Debt Obligations; Internal Controls
Section 4.04 No Undisclosed Liabilities
Section 4.05 Absence of Certain Changes
Section 4.06 Taxes
Section 4.07 Employee Matters
Section 4.08 Real Property
Section 4.09 Tangible Personal Property; Sufficiency of Assets
Section 4.10 Intellectual Property
Section 4.11 Material Contracts
Section 4.12 Government Contracts.
Section 4.13 Legal Proceedings
Section 4.14 Compliance with Laws.
Section 4.15 Permits
Section 4.16 Environmental Matters

Section 4.17 Insurance
Section 4.18 Intercompany Obligations
Section 4.19 Bank Accounts; Powers of Attorney
Section 4.20 Affiliate Transactions
Section 4.21 NRC Matters and Radiological Licenses
Section 4.22 Regulation as a Utility
Section 4.23 Customers and Suppliers
Section 4.24 Brokers' Fees
ARTICLE 5 REPRESENTATIONS AND WARRANTIES OF PURCHASER
Section 5.01 Organization
Section 5.02 Authority; Enforceability
Section 5.03 No Conflicts; Consents and Approvals
Section 5.04 Legal Proceedings
Section 5.05 Investment Representations
Section 5.06 Brokers
Section 5.07 Financing.
Section 5.08 Waiver of Other Representations
ARTICLE 6 COVENANTS OF THE PARTIES
Section 6.01 Access
Section 6.02 Conduct of Business During the Interim Period
Section 6.03Commercially Reasonable Efforts; Regulatory and Other Approvals; Andrews County Lease Termination Steps; Financing; Insurance Policies
Section 6.04 Employees; Employee Benefits
Section 6.05 No Negotiations
Section 6.06 Further Assurances; Post-Closing Cooperation
Section 6.07 Support Obligation Release and Related Covenants
Section 6.08 Termination of Affiliate Transactions
Section 6.09 Auditor Access
Section 6.10 Certain Insurance Matters
Section 6.11 Management Committee and Officer Resignations
Section 6.12 Release.
Section 6.13 Notification of Certain Matters
ARTICLE 7 CONDITIONS TO OBLIGATIONS OF PURCHASER
Section 7.01 Representations and Warranties
Section 7.02 Performance
Section 7.03 Officer's Certificate

Section 7.04 Orders and Applicable Laws
Section 7.05Andrews County Lease Termination Steps and Support Obligation Release
Section 7.06 Financing and Replacement Support Obligations
Section 7.07 Closing Deliveries
Section 7.08 No Company Material Adverse Effect
Section 7.09 Capital Contributions
Section 7.10 Insurance Policies
Section 7.11 Consents
ARTICLE 8 CONDITIONS TO OBLIGATIONS OF SELLER
Section 8.01 Representations and Warranties
Section 8.02 Performance
Section 8.03 Officer's Certificate
Section 8.04 Orders and Applicable Laws
Section 8.05Andrews County Lease Termination Steps and Support Obligation Release
Section 8.06 Support Obligation Release, Generally
ARTICLE 9 SURVIVAL; INDEMNIFICATION
Section 9.01 Survival of Certain Representations and Warranties
Section 9.02 Indemnification by Seller
Section 9.03 Indemnification by Purchaser
Section 9.04 Indemnification Procedures
Section 9.05 Indemnification Generally
ARTICLE 10 RESTRICTIVE COVENANTS
Section 10.01 Non-Solicitation of Employees
Section 10.02 Agreement Not to Compete
Section 10.03 Non-Disparagement
Section 10.04 Acknowledgment
ARTICLE 11 TAX MATTERS
Section 11.01 Tax Returns
Section 11.02 Cooperation
Section 11.03 Transfer Taxes
Section 11.04 Tax Sharing or Similar Agreement
Section 11.05 Reimbursement of Certain Taxes
Section 11.06 Refunds
Section 11.07 Post-Closing Actions

Section 11.08 Tax Certificates
ARTICLE 12 TERMINATION
Section 12.01 Termination
Section 12.02 Effect of Termination
Section 12.03 Termination Fee
ARTICLE 13 MISCELLANEOUS
Section 13.01 Entire Agreement
Section 13.02 Expenses
Section 13.03 Confidentiality
Section 13.04 Announcements
Section 13.05 No Waiver
Section 13.06 Amendments
Section 13.07 Addresses for Notices
Section 13.08 Captions
Section 13.09 Severability
Section 13.10 Assignment
Section 13.11 Counterparts
Section 13.12 Disclosure
Section 13.13 Specific Performance
Section 13.14 Governing Law
Section 13.15 Consent to Jurisdiction
Section 13.16 Waiver of Jury Trial
Section 13.17 Binding Effect; Persons Benefitting
Section 13.18 Waiver of Conflicts

PURCHASE AGREEMENT
This PURCHASE AGREEMENT is made as of December 19, 2017 (this "Agreement"), by and between JFL-WCS Partners, LLC, a Delaware limited liability company ("Purchaser"), and Andrews County Holdings, Inc., a Delaware corporation ("Seller").  Purchaser and Seller is each referred to herein as a "Party" or, collectively, as the "Parties".  Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in Section 1.01.
WITNESSETH:
WHEREAS, Seller owns one hundred percent (100%) of the Equity Securities (the "Subject Securities") of Waste Control Specialists LLC, a Delaware limited liability company (the "Company");
WHEREAS, Seller desires to sell to Purchaser, and Purchaser desires to purchase from Seller, the Subject Securities, upon the terms and subject to the conditions hereinafter set forth;
WHEREAS, concurrently with the execution of this Agreement, as a material inducement to Seller to enter into this Agreement, Purchaser's Affiliate, JFL Equity Investors IV, L.P., is delivering the Equity Commitment Letter to the Purchaser and the Seller; and
WHEREAS, concurrently with the execution of this Agreement, as a material inducement to Purchaser to enter into this Agreement, Seller Guarantor is delivering to Purchaser the Seller Guarantee.
NOW, THEREFORE, in consideration of the premises and the mutual representations, warranties, covenants and agreements in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby agree as follows:
ARTICLE 1
 DEFINITIONS
Section 1.01 Definitions.  As used in this Agreement, the following defined terms have the meanings indicated below:
"ACH Pledge Agreement" has the meaning ascribed to such term in the Andrews County Lease.
"Action" means any action, suit, proceeding, examination, complaint, dispute, audit, or hearing (whether in law or in equity), arbitration, claim or investigation (whether civil, criminal, administrative or investigative) by or before any Governmental Authority or before an arbitrator or arbitral body.
"Additional Company Asset" has the meaning given to that term in Section 6.06(b).
"Affiliate" means any Person that directly, or indirectly through one or more intermediaries, controls, is controlled by or is under common control with the Person specified. For purposes of this definition, "control" of a Person means the power, direct or indirect, to direct or cause the direction of the management and policies of such Person whether through the ownership of voting securities or ownership interests, by Contract or otherwise, and specifically with respect to a corporation, partnership or limited liability company, means direct or indirect ownership of more than fifty percent (50%) of the voting securities in such corporation or of the voting interest in such partnership or limited liability company.

"Affiliate Transactions" has the meaning given to the term in Section 4.20.
"Affiliate Transaction Termination Agreement" means the Affiliate Transaction Termination Agreement to be entered into among the Company, Seller, Seller Guarantor and Contran, in substantially the form made available to Purchaser, pursuant to which, subject to the terms and conditions set forth therein, all Affiliate Transactions and all Liabilities related thereto will be terminated at or prior to Closing.
"Agreement" has the meaning given to that term in the preamble to this Agreement.
"Agreement State" shall have the meaning set forth in 30 TAC § 336.2(7).
"Allocation" has the meaning given to the term in Section 2.04.
"Alternative Transaction" has the meaning given to that term in Section 6.05.
"Ancillary Agreements" means the Transition Services Agreement, the Omnibus Reconveyance Agreement, the Joint Contribution Agreement, the Affiliate Transaction Termination Agreement, the Closing Letter Agreement and the Seller Guarantee, together with any other agreements or documents to be executed by the Parties pursuant to this Agreement.
"Andrews County" means a local governmental authority located in the State of Texas.
"Andrews County Lease Obligations" means, collectively, the obligations of the Company and/or its Affiliates under each of (A) that certain Lease Agreement, dated as of December 8, 2010, between Andrews County and the Company, as amended by the letter agreement between Andrews County and the Company dated April 4, 2011 (as amended, the "Andrews County Lease"), and (B) the Guaranty, the ACH Pledge Agreement and the Contran Pledge Agreement, each as defined and referred to in the Andrews County Lease.
"Andrews County Lease Termination Steps" has the meaning given to that term in Section 6.03(b).
"Andrews County Support Obligations" has the meaning given to that term in Section 4.03(c).
"Anti-Bribery Laws" means the Anti-Kickback Act of 1986, applicable legislation implementing the Organization for Economic Cooperation and Development Convention Against Bribery of Foreign Public Officials in International Business Transactions and all other applicable anti-corruption or bribery laws, rules and regulations of any Governmental Authority in any jurisdiction in which the Company conducts or has conducted its business.

"Applicable Laws" means all applicable laws, statutes, rules, regulations, treaties, ordinances and other legally binding pronouncements having the effect of the law of the United States, any foreign country or any tribal, state, county, city or other political subdivision thereof or of any Governmental Authority.
"Atomic Energy Act" means the Atomic Energy Act of 1954, as amended, 42 U.S.C. § 2011 et seq.
"Audited Financials" has the meaning given to that term in Section 4.03(a).
"Balance Sheet" has the meaning given to that term in Section 4.03(a).
"Balance Sheet Date" means September 30, 2017.
"Baker Botts" has the meaning given to that term in Section 13.18.
"Benefit Plan" means (a) any welfare plan (as defined in Section 3(1) of ERISA), (b) pension plan (as defined in Section 3(2) of ERISA), (c) bonus, incentive, deferred compensation, equity or equity-based compensation, severance, salary continuation, change in control, retention, termination, retirement, pension, profit sharing or any other compensation or benefit plan, program, policy, Contract or arrangement of any kind, and (d) all other employee benefit plans, Contracts, programs, funds or arrangements (whether written or oral, qualified or nonqualified, funded or unfunded, foreign or domestic, currently effective or terminated) and any trust, escrow or similar agreement related thereto, whether or not funded, in each case, that is sponsored, maintained, contributed to or required to be maintained or contributed to by the Company for the benefit of any Participant or with respect to which the Company has made or is required to make payments, transfers or contributions or has any Liability.
"Business Day" means any day other than any Saturday, Sunday or day on which banks located in New York, New York are authorized or obligated to close.
"Business Interruption Insurance Policy" mean the insurance policy that is being bound by the Purchaser as of the Closing Date, which insurance policy will provide business interruption insurance coverage for Purchaser and its Affiliates (including the Company) for business interruption losses arising from an insurable event related to the matter described in item 4 of Schedule 4.16(b).
"Byproduct Material" shall have the meaning set forth in 30 TAC § 336.2(20).
"CapEx Budget" has the meaning set forth in Section 4.05(f).
"Cash" means, without duplication, all cash and cash equivalents (including short-term liquid investments, with maturities of thirty (30) days or less subsequent to the Closing Date) shown on a balance sheet of the Company, but net of outstanding checks and Restricted Cash, and in each case determined in accordance with GAAP; provided, however, that in no event shall Cash include any payments made pursuant to Section 2.02(a) and Section 2.02(d).
"Claim" means any demand, claim or Action.

"Claim Notice" has the meaning given to that term in Section 9.04(a).
"Closing" means the closing of the transactions contemplated by Section 2.01.
"Closing Date" means (a) the third (3rd) Business Day following the date on which all of the conditions set forth in ARTICLE 7 and ARTICLE 8 (other than those that by their nature are intended to be satisfied at the Closing, but subject to the satisfaction or waiver thereof at the Closing) are satisfied or waived by Purchaser or Seller, as applicable, or (b) such other date as Purchaser and Seller may mutually agree upon in writing.
"Closing Debt Obligations" means all of the outstanding Debt Obligations of the Company (other than the Debt Obligations related to the Andrews County Lease) as of the close of business on the Closing Date (but without giving effect to the Closing or any transactions contemplated by this Agreement), and with respect to any component set forth on Schedule 4.03(d) that remains outstanding, calculated in a manner consistent with Schedule 4.03(d).
"Closing Letter Agreement" means the letter agreement entered into between the Parties as of the date hereof in connection with potential post-Closing payments to Seller in connection with a subsequent sale of the Company or the Subject Securities subject to the terms and conditions therein.
"Closing Statement" has the meaning given to that term in Section 2.02(a).
"Code" means the Internal Revenue Code of 1986, as amended.
"Company" has the meaning given to that term in the recitals to this Agreement.
"Company Employee" has the meaning given to that term in Section 6.04(a).
"Company IP" means the Intellectual Property owned by the Company.
"Company Material Adverse Effect" means any change, development, circumstance or effect after the date of this Agreement that, individually or in the aggregate, (a) makes impossible or otherwise has a material adverse effect on, or would be reasonably expected to make impossible or otherwise have a material adverse effect on, the consummation of the transactions contemplated by this Agreement or the Ancillary Agreements by Seller or the Company or (b) has had or would reasonably be expected to have a material adverse effect on the assets, condition (financial or otherwise), prospects or results of operations of the Company, taken as a whole, but, solely in the case of clause (b), shall exclude any adverse effect resulting or arising from or attributable to (i) changes in conditions in the U.S. or global economy or capital or financial markets generally, including changes in interest rates, exchange rates or commodity prices, (ii) changes in Applicable Laws or general legal, regulatory or political conditions, including proposed or adopted legislation or any other proposal, reinterpretation or enactment by any Governmental Authority, in each case, on or after the date of this Agreement, (iii) changes in general conditions in the industries or markets in which the Company operates, (iv) changes in national or international political conditions, including any engagement in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack occurring on or after the date of this Agreement, (v) changes in accounting requirements or principles (including GAAP) or the interpretation thereof on or after the date of this Agreement, (vi) the execution or announcement of this Agreement, (vii) any failure to meet any internal or external projections, forecasts or estimates of revenues, earnings or other financial performance of or for the Company for any period (provided that clause (vii) shall not prevent a determination that any change, development, circumstance or effect underlying such failure to meet such internal or external projections, forecasts or estimates of revenues, earnings or other financial performance of or for the Company has resulted in a Company Material Adverse Effect (to the extent such change or effect is not otherwise excluded from this definition of Company Material Adverse Effect)), or (viii) any action taken by Seller or any of its Affiliates expressly contemplated by this Agreement or the Ancillary Agreements, in each case under clauses (i), (ii), (iii), (iv) and (v), to the extent the Company is not disproportionately adversely affected thereby as compared with other participants in the industries in which the Company operates.

"Company Released Parties" has the meaning given to that term in Section 6.12(b).
"Company Releasing Parties" has the meaning given to that term in Section 6.12(b).
"Confidentiality Agreement" means (a) that certain mutual confidentiality agreement, dated as of June 23, 2017, by and between the Company and NorthStar Group Services, Inc. and (b) that certain confidentiality agreement, dated as of December 4, 2017, by and between the Company and J.F. Lehman & Company.
"Contract" means any contract, agreement, lease, commitment, license, purchase order, arrangement, promise, obligation, instrument, evidence of indebtedness, mortgage, indenture, deed of trust, loan, security agreement or other legally binding arrangement or understanding, whether written or oral, excluding Permits.
"Contran" means Contran Corporation, a Delaware corporation and a parent company of the Seller Guarantor.
"Contran Pledge Agreement" has the meaning given to it in the Andrews County Lease.
"Controlled Group" means any trade or business (whether or not incorporated) (a) under common control within the meaning of Section 4001(b)(1) of ERISA with the Company or (b) which together with the Company is treated as a single employer for purposes of Section 414(t) of the Code.
"Debt Financing" means the Third Party debt financing to be sought by Purchaser in connection with securing the funds necessary to pay the Reconveyance Amount in accordance with the terms of this Agreement and the Omnibus Reconveyance Agreement.
"Debt Financing Sources" means the Third Parties that will provide the Debt Financing.
"Debt Obligations" means, without duplication, the following Liabilities of the Company: (a) all Liabilities for borrowed money, including all indebtedness evidenced by a note, bond, debenture or similar instrument, (b) capital leases required to be capitalized in accordance with GAAP, (c) all Liabilities of the Company in respect of letters of credit, bankers' acceptances or similar credit transactions, (d) all guaranties and other Liabilities secured by a Lien, (e) amounts owing as deferred or contingent purchase price for property or services, including all seller notes, "earn-out" and similar payments (whether contingent or otherwise) valued at the maximum potential amount thereof, (f) all Liabilities created or arising under any conditional sale or other title retention agreement with respect to property acquired by the Company, (g) all Liabilities of the Company secured by a purchase money mortgage or other Lien to secure all or part of the purchase price of property subject to such mortgage or Lien (including equipment financing Liabilities), (h) any off balance sheet Liabilities in the nature of indebtedness, including synthetic leases and project financing, (i) any surety bonds, performance bonds or any Liabilities (calculated as of the Closing Date) under any interest rate hedging, derivative or other similar Contract, (j) any allocation of any employee incentive compensation payment obligation of the Company and of any unpaid bonus commitments, required to be paid by the Company to current or former employees, consultants and contractors, together with all payroll, employment or similar Taxes payable by the Company with respect thereto, in each case with respect to amounts earned prior to January 1, 2018, (k) all payment obligations of the Company in respect of any retirement benefit plan contributions related to pre-Closing periods (other than any matching payments in respect of the Contran Employee 401(k) Retirement Plan that are at the sole discretion of the Company or its Affiliates), (l) any declared but unpaid dividends or distributions to holders of Equity Securities, (m) any fees, accrued interest, prepayment premiums, penalties or other amounts payable arising from the repayment or prepayment of any of the foregoing, (n) all refinancings of any of the foregoing prior to the Closing, and (o) all Liabilities of a type referred to above which are guaranteed by the Company.  Notwithstanding any of the foregoing categories to the contrary, Support Obligations are and shall not be considered Debt Obligations.

"Department of Energy Agreement" means the Real Estate Transfer Agreement for the Federal Waste Facility, by and between the Company and the U.S. Department of Energy, dated March 29, 2013.
"Disclosure Schedules" means the lists, descriptions, exceptions and other information and materials prepared by Seller and attached to this Agreement and delivered to Purchaser concurrently with the execution of this Agreement.
"Easement Real Property" has the meaning given to that term in Section 4.08(c).
"Energy Reorganization Act" means the Energy Reorganization Act of 1974, as amended.
"Environmental Laws" means any and all Applicable Laws of any Governmental Authority, regulating, relating to or imposing Liability or legally binding standards of conduct concerning pollution or protection of the environment, natural resources or human health (including employee health and safety), or the use, handling, generation, treatment, storage, transportation, remediation and disposal of Hazardous Materials.
"Environmental Liability" means any Liability (including any Liability for personal injury, property or natural resource damages, costs of environmental remediation, fines, attorneys' fees, or penalties) arising under any Environmental Laws or any Contract pursuant to which any Liability is assumed or imposed with respect to pollution or protection of the environment, natural resources or human health (including employee health and safety), including the handling, treatment, storage and disposal of Hazardous Materials.

"Environmental Permits" has the meaning given to that term in Section 4.16(a).
"Equity Commitment Letter" has the meaning given to that term in Section 5.07(a).
"Equity Investor" has the meaning given to that term in Section 5.07(a).
"Equity Financing" has the meaning given to that term in Section 5.07(a).
"Equity Securities" means any capital stock, common shares, partnership or membership interests or units (whether general or limited), any option, warrant or other right to convert into, exchange or exercise for, or otherwise receive any of the foregoing in any such case, whether owned or held beneficially, of record or legally and any other similar equity interest or equity participation.
"ERISA" means the Employee Retirement Income Security Act of 1974, as amended.
"Final Arbiter" has the meaning given to that term in Section 2.02(c)(ii).
"Final Company Payment" has the meaning given to that term in Section 2.02(b).
"Financial Statements" has the meaning given to that term in Section 4.03(a).
"GAAP" means generally accepted accounting principles in the United States, as in effect at the date to which the applicable financial statements relate.
"Government Contract" means any Contract entered into between the Company and a Governmental Authority, for the provision of services by the Company, that is currently active or subject to an open audit period, including any task orders or delivery orders issued under such Contract.  The term "Government Contract" also includes any subcontract (at any tier) of the Company with (i) another entity under a prime Contract held by the Company and (ii) another Person that holds either a prime Contract with a Governmental Authority or a subcontract (at any tier) under such a prime Contract.
"Governmental Authority" means any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, including any governmental authority, agency, department, board, commission or instrumentality of the United States or any American Indian tribe or foreign country, any state or local body of the United States or any foreign country or any state, province, county, city or other political subdivision thereof, or any tribunal, court or arbitrator(s) of competent jurisdiction; provided that the term "Governmental Authority" does not include federal corporations or governmental entities acting in a capacity other than governance or enforcement, including procurement of goods and services.
"Hazardous Materials" means any chemical, material, substance or waste that is regulated under or defined as hazardous or toxic under any Environmental Law or with respect to which Liability is imposed under any Environmental Law.
"Historical Auditor" means PricewaterhouseCoopers LLP.

"Incremental Support Cost" has the meaning given to that term in Section 9.04(a)(iv).
"Indemnifiable Losses" means any and all claims, injuries, lawsuits, Liabilities, losses, damages, judgments, fines, penalties, costs and expenses, including the reasonable fees and disbursements of counsel (including fees of attorneys and paralegals, whether at the pre-trial, trial, or appellate level, or in arbitration) and advisors and all amounts reasonably paid in investigation, defense, or settlement of any of the foregoing.
"Indemnifiable Reps" has the meaning given to that term in Section 9.01.
"Indemnified Entity" has the meaning given to that term in Section 9.04(a).
"Indemnified Purchaser Entities" has the meaning given to that term in Section 9.02.
"Indemnified Seller Entities" has the meaning given to that term in Section 9.03.
"Indemnifying Entity" has the meaning given to that term in Section 9.04(a).
"Insurance Policies" has the meaning given to that term in Section 4.17.
"Intellectual Property" means domestic and foreign intellectual property and proprietary rights, including: (i) patents, patent applications and patent disclosures; (ii) trademarks, service marks, trade dress, logos, brand names, trade names, domain names, corporate names, business names, fictitious business names and other indicia of origin, and all applications, registrations and renewals in connection therewith; (iii) copyrights, and applications, registrations and renewals in connection therewith; (iv) mask works and registrations and applications therefor; (v) industrial and other protected designs, and any registrations and applications therefor; and (vi) Trade Secrets.
 "Intercompany Revolving Credit Facility" means the Second Amended and Restated Unsecured Revolving Note dated December 31, 2014, as amended through the Second Amendment dated as of February 14, 2017 to be effective as of December 31, 2016, in the original principal amount of eighty-five million dollars ($85,000,000), payable to the order of Seller by the Company.
"Interim Period" has the meaning given to that term in Section 6.01.
 "IRS" means the United States Internal Revenue Service.
 "IT Assets" means computers, computer software, firmware, middleware, servers, workstations, routers, hubs, switches, network equipment, data communication lines and all other computerized or information technology equipment.
 "Joint Contribution Agreement" means the Joint Contribution Agreement to be entered into among the Company, Seller, Seller Guarantor and Contran, in substantially the form made available to Purchaser, pursuant to which, subject to the terms and conditions set forth therein, Seller shall contribute to the equity of the Company the outstanding principal balance and all accrued and unpaid interest in respect of the Intercompany Revolving Credit Facility, and any other liability of the Company owed to Contran shall also be contributed to the equity of the Company.

 "Knowledge of Seller" means a fact, event or circumstance that is actually known by Rod Baltzer, Amy Samford, Courtney Riley or Elicia Sanchez (after reasonable inquiry).
"Leased Real Property" has the meaning given to that term in Section 4.08(b).
"Liabilities" means all liabilities and obligations of any kind of a Person (whether accrued or not accrued, known or unknown, asserted or unasserted, matured or unmatured, conditional or unconditional, patent or latent, liquidated or unliquidated, determined or determinable, absolute or contingent, fixed or otherwise, or whether due or to become due), and whether or not the same would be required by GAAP to be reflected in financial statements or disclosed in the notes thereto, including any liability for Taxes or Environmental Liabilities.
"Liens" means any mortgage, pledge, lien, security interest, charge, claim, equitable interest, encumbrance, conditional sale or other title retention device or arrangement.
"Low Level Waste" shall have the meaning set forth for "low-level radioactive waste" in 30 TAC § 336.2(89).
"Material Contract" has the meaning given to that term in Section 4.11(a).
"Material Permits" has the meaning given to that term in Section 4.15.
"Maximum Debt Obligations" means seven million three hundred seven thousand nine hundred forty-nine dollars ($7,307,949.00), which amount is the aggregate amount of all Debt Obligations of the Company (other than Debt Obligations related to the Andrews County Lease) anticipated to be outstanding as of January 19, 2018 (but without giving effect to the Closing or any transactions contemplated by this Agreement) as set forth in Schedule 4.03(d); provided, however, that if the Closing occurs after January 19, 2018 the amount shall be increased by the amount of interest accrued through the close of the business on the Closing Date in accordance with the instruments governing such Debt Obligations.
"Maximum Support Obligation Amount" means one hundred and fifty-eight million, nine-hundred and forty-nine thousand, five hundred and thirty-seven dollars ($158,949,537), which amount is the maximum aggregate amount of all Quantified Support Obligations of the Company as of the close of business on the Closing Date (but without giving effect to the Closing or any transactions contemplated by this Agreement), all of which are set forth on Schedule 4.03(c).
"Minimum Cash Amount" means an amount equal to the sum of (a) ten dollars ($10.00) and (b) the amount of Waste Fees Payable.
"Minimum Restricted Cash Amount" means an amount equal to the sum of (a) twenty-seven million one hundred forty-three thousand nine hundred fifty-seven dollars and seven cents ($27,143,957.07) and (b) any and all additional deposits of Restricted Cash required to be made in respect of the Support Obligations from October 31, 2017 through the Closing Date.

"Negotiation Period" has the meaning given to that term in Section 2.02(c).
"Non-Company Affiliate" means any Affiliate of Seller, except for the Company.
"NRC" means the United States Nuclear Regulatory Commission and any successor agency thereto.
"Nuclear Fuel" means any fuel assemblies or parts thereof, any of which are required for the generation of electricity at a nuclear power electric generating station when it was an operating nuclear power generating station.
"Nuclear Laws" means all Applicable Laws, implementing regulations, Orders, and amendments, governing: Nuclear Materials; the management, handling of, transportation and storage of Nuclear Materials, wastes, and fuels; the regulation of Nuclear Fuel; the licensing and permitting of nuclear facilities; the enrichment of uranium; the disposal of Spent Nuclear Materials, wastes, and fuels; and the antitrust laws and the Federal Trade Commission Act, as applicable to specified activities.  Nuclear Laws include, but are not limited to, the Atomic Energy Act; the Price-Anderson Act; the Energy Reorganization Act; Convention on the Physical Protection of Nuclear Material Implementation Act of 1982 (Public Law 97-351; 96 Stat. 1663); Nuclear Waste Policy Act; Energy Policy Act of 2005 (Public Law 109-58; 119 Stat. 594); Radiation Exposure Compensation Act (Public Law 101-426); Nuclear Nonproliferation Act of 1978 (Public Law 95-242; 92 Stat. 120); Uranium Mill Tailings Radiation Control Act (Public Law 95-604; 92 Stat. 3021); the Foreign Assistance Act of 1961 (22 U.S.C. Section 2151 et seq.); the Low-Level Radioactive Waste Policy Act (Public Law 96-573; 94 Stat. 3347); the Low-Level Radioactive Waste Policy Amendments Act of 1985 (42 U.S.C. Section 2021d; 102 Stat. 471); the Energy Policy Act of 1992 (42 U.S.C. Section 13201 et seq.); the Texas Radiation Control Act (Tex. Health and Safety Code §§ 401.0005 et seq.); and any Applicable Laws, analogous, or of similar effect, to the foregoing.
"Nuclear Materials" means Source Material, Byproduct Material, Special Nuclear Material, Low Level Waste, and Spent Nuclear Fuel.
"Nuclear Waste Policy Act" means the Nuclear Waste Policy Act of 1982 (Public Law 97-425; 96 Stat. 2201; 42 U.S.C. Section 10101 et seq.), as amended.
"Objection" has the meaning given to that term in Section 2.02(c).
"Omnibus Reconveyance Agreement" means the Omnibus Reconveyance and Bond Defeasance Escrow and Closing Agreement entered into by and among the Company, Andrews County, Texas, Seller, Purchaser, First American Title Insurance Company and Bank of Texas, N.A.
"Order" means any legally binding decision, writ, judgment, decree, injunction, award, arbitration award, order, ruling, charge or similar order of any Governmental Authority or any settlement agreement with any Governmental Authority.
"Organizational Documents" means, with respect to any Person, the articles or certificate of incorporation or organization and by-laws, the limited partnership agreement, the partnership agreement or the limited liability company agreement, or such other organizational documents of such Person, including those that are required to be registered or kept in the place of incorporation, organization or formation of such Person and which establish the legal personality of such Person.

"Other Support Obligations" has the meaning given to that term in Section 4.03(c).
"Owned Real Property" has the meaning given to that term in Section 4.08(a).
"Participant" means any current or former employee of the Company.
"Party" and "Parties" have the meanings given to those terms in the preamble to this Agreement.
"Permit Support Obligations" has the meaning given to that term in Section 4.03(c).
"Permits" means any license (including any Radiological Licenses), permit, Order, concession, clearance, registration, franchise, approval, authorization, certification, qualification, or consent of any Governmental Authority under any Applicable Law.
"Permitted Lien" means (a) any Lien for Taxes that are not yet due or delinquent or that are being contested in good faith by appropriate proceedings, and for which an appropriate reserve has been made in the Balance Sheet, (b) purchase money Lien disclosed on Schedule 1.01(a)(i), (c) imperfections of title, Liens, claims, easements, access agreements, rights of way, covenants, conditions, restrictions, title and survey defects and other charges and encumbrances the existence of which would not reasonably be expected to be material to the Company, to the extent that the same do not in the aggregate materially interfere with the present use by, or other uses presently contemplated by, the Company of  the applicable Real Property encumbered thereby, (d) all matters disclosed by those certain title policies and surveys described on Schedule 1.01(a)(ii) or disclosed on Schedule 1.01(a)(iii), to the extent that the same do not in the aggregate materially interfere with the present use by, or other uses presently contemplated by, the Company of the applicable Real Property encumbered thereby, (e) zoning, planning, and other similar limitations and restrictions, and all rights of any Governmental Authority to regulate any Real Property, to the extent that the same do not in the aggregate materially interfere with the present use by, or other uses presently contemplated by, the Company the applicable Real Property encumbered thereby, (f) any Lien that is released on or prior to Closing, (g) statutory or common law Liens incurred in the ordinary course of business in favor of carriers, warehousemen, mechanics and materialmen for amounts that are not (in the aggregate) material to the Company, in each case, to the extent such Liens are not yet due or delinquent or are being contested in good faith by appropriate proceedings, and for which an appropriate reserve has been made in the Balance Sheet, (h) conditions in any Permit granted to the Company by any Governmental Authority, (i) the Liens created in or by the Andrews County Lease Obligations or the Andrews County Lease (including any pledge of securities of the Company), which will be released at Closing, and (j) Liens and other imperfections, exceptions or limitations on title reflected on the title commitments provided by First American Title Company with respect to Texas dated November 28, 2017 (and effective as of November 19, 2017) (Commitment No. NCS-880777-HOU1) and on the title commitment provided by First American Title Company with respect to New Mexico dated December 15, 2017 (and effective as of November 30, 2017) (Commitment No. FAM17-1884); provided, however the lawsuit styled United States of America, Plaintiff v. Energy Solutions, Inc., Rockwell HoldCo, Inc., Andrews County Holdings, Inc., and Waste Control Specialists LLC, Defendants, Case No. 1-99-mc-09999, in the United States District Court For The District of Delaware, which is referenced on Section One of Schedule B of said Commitment No. FAM17-1884, shall not be a "Permitted Lien," and (k) Liens attributable to Debt Obligations expressly contemplated to be retained pursuant to the terms of this Agreement.

"Person" means any individual, corporation, company, voluntary association, partnership, joint venture, trust, limited liability company, unincorporated organization, Governmental Authority or other entity.
"Possession of Seller" means in the actual and current possession of Seller, Seller Guarantor or the Company.
"Pre-Closing Straddle Period" has the meaning set forth in Section 11.05.
"Pre-Closing Tax Period" means any Tax period ending on or prior to the Closing Date.
"Properties" means, as to any Person, all assets and properties of every kind, nature, character and description (whether real, personal or mixed, whether tangible or intangible, and wherever situated) operated, owned or leased by such Person.
"Purchaser" has the meaning given to that term in the preamble to this Agreement.
"Purchaser Failure to Close" has the meaning given to that term in Section 12.03(a).
"Purchaser Group" means: (a) Purchaser and the Equity Investor; (b) the former, current and future holders of any equity, partnership or limited liability company interest, controlling persons, directors, officers, employees, agents, attorneys, Affiliates, members, managers, general or limited partners, stockholders and assignees of any Person named in clauses (a) and (b); and (c) any future holders of any equity, partnership or limited liability company interest, controlling persons, directors, officers, employees, agents, attorneys, Affiliates, members, managers, general or limited partners, stockholders, assignees of any of the foregoing Persons in clauses (a) and (b); provided, however, that notwithstanding any rights or obligations Seller or any of its Affiliates may have pursuant to the Purchaser LLC Agreement, in no event will Seller or any of its Non-Company Affiliates be deemed to be a member of the Purchaser Group.
"Purchaser Material Adverse Effect" means any change, development, circumstance or effect after the date of this Agreement that, individually or in the aggregate, (a) makes impossible or otherwise has a material adverse effect on, or would be reasonably expected to make impossible or otherwise have a material adverse effect on, the consummation of the transactions contemplated by this Agreement by Purchaser or (b) has had or would reasonably be expected to have a material adverse effect on the assets, condition (financial or otherwise), prospects or results of operations of the Purchaser and its Subsidiaries, taken as a whole, but, solely in the case of clause (b), shall exclude any adverse effect resulting or arising from or attributable to (i) changes in conditions in the U.S. or global economy or capital or financial markets generally, including changes in interest rates, exchange rates or commodity prices, (ii) changes in Applicable Laws or general legal, regulatory or political conditions, including proposed or adopted legislation or any other proposal, reinterpretation or enactment by any Governmental Authority, in each case, on or after the date of this Agreement, (iii) changes in general conditions in the industries or markets in which Purchaser operates, (iv) changes in national or international political conditions, including any engagement in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack occurring on or after the date of this Agreement, (v) changes in accounting requirements or principles (including GAAP) or the interpretation thereof on or after the date of this Agreement, (vi) the execution or announcement of this Agreement, (vii) any failure to meet any internal or external projections, forecasts or estimates of revenues, earnings or other financial performance of or for the Purchaser for any period (provided that clause (vii) shall not prevent a determination that any change, development, circumstance or effect underlying such failure to meet such internal or external projections, forecasts or estimates of revenues, earnings or other financial performance of or for the Purchaser has resulted in a Purchaser Material Adverse Effect (to the extent such change or effect is not otherwise excluded from this definition of Purchaser Material Adverse Effect)), or (viii) any action taken by Purchaser or any of its Affiliates expressly contemplated by this Agreement or the Ancillary Agreements, in each case under clauses (i), (ii), (iii), (iv) and (v), to the extent Purchaser and its subsidiaries, taken as a whole, are not disproportionately adversely affected thereby as compared with other participants in the industries in which Purchaser and its subsidiaries operate.

"Purchaser Statement" has the meaning given to that term in Section 2.02(b).
"Purchaser Welfare Benefit Plans" has the meaning given to that term in Section 6.04(c).
"Quantified Support Obligations" means the aggregate face dollar amount of (a) the Support Obligations identified in Sections 1(a), 1(b), 1(c), 2, 3(a) and 4(a) of Schedule 4.03(c) and (b) any other comparable quantifiable Support Obligations that should have been set forth on Schedule 4.03(c).
"R&W Insurance Policy" mean the representations and warranties insurance policy that is being bound by the Purchaser as of the Closing Date.
"Radiological Licenses" means all Permits issued by the NRC or Agreement States that are governed by Nuclear Laws.
"Real Property" has the meaning given to that term in Section 4.08(c).
"Real Property Easements" has the meaning given to that term in Section 4.08(c).
"Real Property Leases" has the meaning given to that term in Section 4.08(b).
"Reconveyance Amount" has the meaning ascribed to such term in Section 10.2 of the Andrews County Lease.
"Reconveyance Documents" has the meaning ascribed to such term in the Andrews County Lease.
"Reconveyance Notice" has the meaning ascribed to such term in Section 10.2 of the Andrews County Lease.
"Reconveyance Option" has the meaning ascribed to such term in Section 10.2 of the Andrews County Lease.

"Registered Company IP" has the meaning given to that term in Section 4.10(a).
"Related Person" means, with respect to a Party, any of such Party's equity holders (whether past, present or future), controlling Persons, directors, officers, employees, agents, representatives, Affiliates, members, managers, general or limited partners or assignees (or any equity holder (whether past, present or future), controlling Person, director, officer, employee, agent, representative, Affiliate, member, manager, general or limited partner or assignee of any of the foregoing).
"Release" means any actual unauthorized release, spill, emission, leaking, pumping, pouring, injection, escaping, deposit, disposal, discharge, dispersal, dumping, leaching of any Hazardous Material into the environment.
"Representatives" means, as to any Person, its officers, directors, employees, partners, members, stockholders, equity holders, counsel, accountants, financial advisers, engineers and consultants.
"Restricted Business" has the meaning given to that term in Section 10.02.
"Restricted Cash" means, without duplication, all cash and cash equivalents of the Company which is not freely usable by the Company because it is subject to restrictions or limitations on use or distribution by Law, Contract or otherwise (including restrictions on dividends or repatriation); provided, however, that in no event shall Restricted Cash include any Cash or any payments made pursuant to Section 2.02(a) or Section 2.02(d).  For the avoidance of doubt, Restricted Cash shall include all Cash restricted as part of the Support Obligations.
"Seller" has the meaning given to that term in the preamble to this Agreement.
"Seller Closing Payment" has the meaning given to that term in Section 2.02(a)(vi).
"Seller Guarantee" means that certain limited guarantee of Seller Guarantor, dated as of the date hereof.
"Seller Guarantor" means Valhi, Inc.
"Seller Released Parties" has the meaning given to that term in Section 6.12(a).
"Seller Releasing Party" has the meaning given to that term in Section 6.12(a).
"Seller Specified Representations" has the meaning given to that term in Section 7.01(a).
"Source Material" shall have the meaning set forth in 30 TAC § 336.2(146).
"Special Nuclear Material" shall have the meaning set forth in 30 TAC § 336.2(148).
"Spent Nuclear Fuel" shall have the meaning set forth in 10 CFR § 2.1105(b).
"Straddle Period" has the meaning given to that term in Section 11.05.

"Subject Securities" has the meaning given to that term in the recitals to this Agreement.
"Subsidiary" means, with respect to any Person, any other Person of which such Person (either alone or through or together with any other subsidiary) owns, directly or indirectly, more than fifty percent (50%) of the outstanding Equity Securities or securities carrying the voting power in the election of the board of directors or other governing body of such Person.
"Support Obligation Release" has the meaning given to that term in Section 6.07.
"Support Obligations" has the meaning given to that term in Section 4.03(c).
"Tax" or "Taxes" means any foreign, United States federal, state or local net income, alternative or add-on minimum tax, gross income, gross receipts, sales, use, ad valorem, personal property (tangible and intangible), real property (including general and special assessments), fee-in-lieu of tax, value added, transfer, franchise, profits, license, withholding, payroll, employment, excise, severance, stamp, deed recording fee, occupation, premium, environmental or windfall profit tax, custom, duty or other tax, governmental fee or other like assessment or charge of any kind whatsoever, together with any interest, penalty or addition thereto.
"Tax Proceeding" has the meaning set forth in Section 11.02(a).
"Tax Returns" means any return, report or similar statement required to be filed with respect to any Taxes, including any information return, claim for refund, amended return and declaration of estimated Tax.
"Taxing Authority" means, with respect to any Tax, the Governmental Authority or political subdivision thereof that imposes such Tax, and the agency (if any) charged with the collection of such Tax for such entity or subdivision.
"Termination Date" has the meaning given to that term in Section 12.01(b)(i).
"Termination Fee" has the meaning given to that term in Section 12.03(a).
"Third Party" has the meaning given to that term in Section 9.04(a).
"Top Customers" has the meaning given to that term in Section 4.23(a).
"Top Suppliers" has the meaning given to that term in Section 4.23(b).
"Trade Secrets" means trade secrets, and any other intellectual property rights in confidential business information, inventions, research and development, know-how, formulas, compositions, manufacturing and production processes and techniques, technical data, software, designs, drawings, specifications, research records, records of inventions, test information, customer and supplier lists, pricing and cost information and business and marketing plans and proposals.

"Transaction Expenses" means any and all fees and expenses payable by the Company in connection with the transactions contemplated by this Agreement or otherwise in connection with Seller's exploration of strategic alternatives, or engagement in sales process undertaken by Seller which are not paid prior to Closing, including (a) fees and expenses of the financial advisors, legal counsel, investment bankers, accountants and auditors of the Company, and (b) any severance pay or severance benefits, bonus amounts, retention payments, change in control payments or benefits, phantom equity or other payment, retirement benefits, job security benefits or similar benefits or rights to which the Company has obligated itself prior to the Closing that are incurred or payable (or that may become payable) by the Company as a result of, arising in connection with or related to the consummation of the transactions contemplated by this Agreement, including as a result of any post-Closing condition or post-Closing termination of employment, together with all payroll, employment or similar Taxes payable by the Company with respect to any such payment; provided that Transaction Expenses shall not include (a) fees and expenses incurred by the Company at or after Closing on behalf of or at the behest of Purchaser or (b) ordinary course severance obligations or payments that are payable in connection with existing severance policies or practices that have been made available to Purchaser and are unrelated to the transactions contemplated by this Agreement.
"Transferring Individual" has the meaning set forth in Section 6.02(a)(vii).
"Transition Services Agreement" means the transition services agreement to be entered into by and between Contran and the Company, substantially in the form attached hereto as Exhibit A.
"Waste Fees Payable" means the amount of waste fees payable by the Company to any Governmental Authority as of the close of business on the Closing Date but only to the extent such waste fees payable have been paid by the customer and collected by the Company (but without giving effect to the Closing or any transactions contemplated by this Agreement).
Section 1.02 Rules of Construction.
(a) Unless otherwise specified, all article, section, subsection, schedule, exhibit and annex references used in this Agreement are to articles, sections, subsections, schedules, exhibits and annexes to this Agreement.  The annexes, exhibits and schedules attached to this Agreement constitute a part of this Agreement and are incorporated in this Agreement for all purposes.
(b) If a term is defined as one part of speech (such as a noun), it shall have a corresponding meaning when used as another part of speech (such as a verb).  Terms defined in the singular have the corresponding meanings in the plural, and vice versa.  Unless the context of this Agreement clearly requires otherwise, words importing the masculine gender shall include the feminine and neutral genders and vice versa.  The words "includes" or "including" shall mean "including without limitation".  The words "hereof," "hereby," "herein," "hereunder" and similar terms in this Agreement shall refer to this Agreement as a whole and not any particular section or article in which such words appear.  Any reference to a law shall include any amendment thereof or any successor thereto and any rules and regulations promulgated thereunder.  Any reference to any Contract or Permit is a reference to it as amended, modified and supplemented from time to time.  Currency amounts referenced in this Agreement are in U.S. dollars.  The phrase "made available" means, with respect to any Contracts, Permits, documents, lists or other materials, such Contracts, Permits, documents, lists or other materials that were (i) posted in the iDeals Virtual Data Room and accessible by Purchaser and its Representatives (ii) provided in writing directly by Seller or its Representatives to Purchaser's Representatives or (iii) accounting related workpapers prepared by PricewaterhouseCoopers or environmental related materials, in each case, that were made available for in person review at the offices of Seller or its Representatives during on site meetings and visits by Purchaser or its Representative, in each case, at least two (2) Business Days prior to the date of this Agreement.

(c) Time is of the essence in this Agreement.  Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified.  Whenever any action must be taken under this Agreement on or by a day that is not a Business Day, then such action may be validly taken on or by the next day that is a Business Day.
(d) Each Party acknowledges that it and its attorneys have been given an equal opportunity to negotiate the terms and conditions of this Agreement and that any rule of construction to the effect that ambiguities are to be resolved against the drafting Party or any similar rule operating against the drafter of an agreement shall not be applicable to the construction or interpretation of this Agreement.
(e) All accounting terms used in this Agreement and not expressly defined in this Agreement shall have the respective meanings given such terms under GAAP.
ARTICLE 2
 PURCHASE AND SALE OF SHARES
Section 2.01 Purchase and Sale.  At the Closing, upon the terms and subject to the conditions set forth in this Agreement, Seller shall sell, transfer and convey to Purchaser or a wholly owned Subsidiary designated by Purchaser, and Purchaser shall acquire and accept from Seller, all of the Subject Securities, free and clear of all Liens and other restrictions on transfer (other than those Liens or restrictions on transfer arising pursuant to applicable securities laws and those created by or at the behest of Purchaser).
Section 2.02 Closing Payments.
(a) Within one (1) Business Day of the Closing Date, Seller shall deliver to Purchaser a statement (the "Closing Statement") setting forth Seller's good faith estimate of (i) Cash, (ii) Waste Fees Payable, (iii) Restricted Cash, (iv) Closing Debt Obligations, (v) Quantified Support Obligations and (vi) Transaction Expenses, in each case as of the close of business on the Closing Date (but without giving effect to the Closing or any transactions contemplated by this Agreement).
(i)
If the estimate of Cash set forth in the Closing Statement is less than the Minimum Cash Amount, then at or prior to the Closing, Seller shall pay or cause to be paid, by wire transfer of immediately available funds, an amount equal to such difference to an account designated by the Purchaser.  If the estimate of Cash set forth in the Closing Statement is more than the Minimum Cash Amount, then at or prior to the Closing, Seller shall cause the Company to pay to Seller, by wire transfer of immediately available funds, an amount equal to such difference to an account designated by the Seller (notwithstanding the limitation set forth in Section 6.02(b)(xix) hereof.)

(ii)
If the estimate of Restricted Cash set forth in the Closing Statement is less than the Minimum Restricted Cash Amount, then at or prior to the Closing, Seller shall pay or cause to be paid, by wire transfer of immediately available funds, an amount equal to such difference to an account designated by the Purchaser.

(iii)
If the estimate of Closing Debt Obligations set forth in the Closing Statement is greater than the Maximum Debt Obligations, then at or prior to the Closing, Seller shall pay or cause to be paid, by wire transfer of immediately available funds, an amount equal to such difference to an account designated by the Purchaser.

(iv)
If the estimate of Quantified Support Obligations set forth in the Closing Statement is greater than the Maximum Support Obligations Amount, Seller shall pay or cause to be paid, by wire transfer of immediately available funds, the Incremental Support Cost necessary to put in place the lowest cost financial assurance instruments acceptable to TCEQ that are necessary and reasonably available in the market to satisfy the excess Quantified Support Obligations; provided, however, that the amount of the Quantified Support Obligations included in the Closing Statement and the Purchaser Statement shall not include the amount of any inflation adjustments required to be made after the date of this Agreement, any increases due to the issuance of any permit renewals after the date of this Agreement, or any increases attributable to permit modifications or amendments obtained after the Closing Date.

For purposes of this Agreement, "Incremental Support Cost" means: (A) if the excess Quantified Support Obligation is a surety bond, an amount equal to five (5) times the amount of any increase in the 2018 annual bond premium due to the incremental increase in the bond amount; and (B) if the excess Quantified Support Obligation either requires the posting of additional cash collateral for a surety bond or is a guarantee from an Affiliate of the Purchaser, an amount equal to two and one half (2.5) times twenty percent (20%) of the dollar amount of such additional cash collateral or the amount covered by such guarantee, as the case may be.
(v)
Seller shall pay or cause to be paid to the Company, by wire transfer of immediately available funds to an account of the Company, an amount equal to the Transaction Expenses set forth in the Closing Statement.

(vi)
The aggregate of all payments (if any) made by the Seller pursuant to this Section 2.02(a) is referred to as the "Seller Closing Payment".  For the avoidance of doubt, the Seller Closing Payment does not include any payment by the Company to the Seller pursuant to Section 2.02(a)(i).

(b) Within ninety (90) days after the Closing Date, the Purchaser may deliver to Seller a statement (the "Purchaser Statement") setting forth Purchaser's good faith determination of Cash, Waste Fees Payable, Restricted Cash, Closing Debt Obligations, Quantified Support Obligations (subject to Section 2.02(a) and calculated using the same assumptions and methodologies used by the Company prior to Closing) and Transaction Expenses, in each case as of the close of business on the Closing Date (but without giving effect to the Closing or any transactions contemplated by this Agreement), if and to the extent Purchaser believes in good faith that any of such amounts set forth in the Closing Statement were incorrect and that the amount of the Seller Closing Payment would have been different had Purchaser's calculations been used to determine such amount.  Any Purchaser Statement shall also contain Purchaser's good faith calculation of the Seller Closing Payment, calculated utilizing Purchaser's good faith determination of the amounts of Cash, Waste Fees Payable, Restricted Cash, Closing Debt Obligations, Quantified Support Obligations and Transaction Expenses, in each case as of the close of business on the Closing Date (but without giving effect to the Closing or any transactions contemplated by this Agreement), to the extent any of such amounts differ from those set forth in the Closing Statement (the "Final Company Payment").  From and after the Closing, the Purchaser and the Company shall give the Seller and its Representatives reasonable access, upon reasonable prior notice and during normal business hours, to the books and records, the accounting and other appropriate personnel in order to enable the Seller to obtain information relating to the preparation of, and to Seller's review of, the Purchaser Statement, each of the items contained therein and the supporting details and calculations thereof.  Any amounts of Cash, Waste Fees Payable, Restricted Cash, Closing Debt Obligations, Quantified Support Obligations or Transaction Expenses not included in the Purchaser Statement or if no Purchaser Statement is timely delivered to Seller, the amounts reflected on the Closing Statement shall be final and binding and non-appealable on, and any further objections are hereby waived by, the Parties for all purposes hereunder.
(c) If the Seller delivers a notice to the Purchaser within forty-five (45) days following the delivery of the Purchaser Statement objecting to any item in the Purchaser Statement, which such notice shall set forth Seller's objections in reasonable detail, indicating each disputed item or amount and the basis for Seller's disagreement therewith (the "Objection"), the Purchaser and the Seller shall attempt in good faith to resolve any such Objection within thirty (30) days thereafter (the "Negotiation Period"). Any component set forth in the Purchaser Statement not included in the Objection shall be deemed final and binding and non-appealable on, and any further objections are hereby waived by, the Parties for all purposes hereunder.
(i)
If the Purchaser and the Seller agree in writing prior to the expiration of the Negotiation Period on a resolution of any of the Objections, the payment provided for in Section 2.02(d) shall utilize such agreed amounts which shall be final and binding and non-appealable on, and any further objections are hereby waived by, the Parties for all purposes hereunder.

(ii)
If the Purchaser and the Seller do not agree in writing prior to the expiration of the Negotiation Period on a resolution of all of the Objections, the items that remain in dispute (but no other matters) shall be submitted to an impartial nationally recognized firm of independent public accountants mutually agreed upon by the Purchaser and the Seller (the "Final Arbiter").  The Final Arbiter shall make a final, binding and non-appealable determination as to all Objections not previously resolved by the Seller and the Purchaser in accordance with this Section 2.02 and the definitions of the items to be set forth in the Purchaser Statement and shall determine the amount of the Final Company Payment.  The resolution of the Objections and the Final Company Payment shall become final, binding and non-appealable on, and any further objections are hereby waived by, the Parties on the date the Final Arbiter delivers its written, final resolution to the Parties.  The Final Arbiter's decision for each Objection must be within the range of values assigned each such item in the Purchaser Statement and the notice of Objections, respectively.  All fees and expenses relating to the work, if any, to be performed by the Final Arbiter (including any retainer) shall be borne by the Purchaser, on the one hand, and the Seller, on the other hand, in inverse proportion to the dollar amount of the matters in dispute as to which such Party prevails as finally determined by the Final Arbiter as compared to the total dollar amount in dispute submitted to the Final Arbiter, which proportionate allocations shall also be determined by the Final Arbiter at the time it renders its determination.

(d) No later than five (5) days after a binding determination of the Final Company Payment has been made in accordance with this Section 2.02:
(i)
if the Final Company Payment is greater than the Seller Closing Payment, then the Seller shall make a payment equal to such excess in immediately available funds to such account or accounts as designated in writing by the Purchaser; and

(ii)
if the Seller Closing Payment is greater than the Final Company Payment, the Purchaser shall make a payment equal to such excess in immediately available funds to such account or accounts as designated in writing by the Seller.

Section 2.03 Closing.  The Closing shall take place at the offices of Baker Botts L.L.P., counsel to Seller, at 2001 Ross Avenue, Dallas, Texas 75201, or at such other place as Purchaser and Seller shall mutually agree in writing, at 9:00 a.m. Central Time, on the Closing Date.  At the Closing, the Parties shall cause the transactions described in Section 2.01 to occur and shall, as applicable, deliver the other documents and instruments to be delivered under ARTICLE 7 and ARTICLE 8, and Seller shall deliver to the Company originals (if available) or true, correct and complete copies of all books and records of the Company that are in the Possession of Seller and not already in the possession of the Company.
Section 2.04 Allocation.  The purchase price (plus the amount of Liabilities of the Company, to the extent properly taken into account for the relevant Tax purposes) shall be allocated among the assets of the Company in accordance with Section 1060 of the Code and the Treasury Regulations promulgated thereunder (and any similar provision of state, local or foreign Tax law, as appropriate) (the "Allocation").  Within sixty (60) days following the Closing Date, Purchaser shall deliver a draft Allocation to Seller for Seller's review.  Purchaser and Seller shall work in good faith to resolve any disputes relating to the Allocation within thirty (30) days.  If Purchaser and Seller are unable to resolve any such dispute, then each Party shall be entitled to take their own positions with respect to the Allocation on any Tax Returns and in any Actions with a Taxing Authority.  Alternatively, if the Parties agree on a final Allocation, then the Parties shall file all Tax Returns consistently with the Allocation unless otherwise required by Applicable Law, and in the event of any subsequent adjustment to the purchase price, the Parties shall work in good faith to agree to corresponding updates to the Allocation, taking into account the nature of the circumstances that gave rise to the adjustment; provided, however, that nothing herein shall prevent Purchaser, Seller or any of their Affiliates from settling, or require them to litigate before any court, any challenge, proposed deficiency or adjustment by any Governmental Authority based upon or arising out of the Allocation.

Section 2.05 Withholding.  Purchaser, the Company and any other Person acting on their behalf shall be entitled to deduct and withhold from the amounts otherwise payable in connection with this Agreement such amounts as they are required to deduct and withhold with respect to the making of such payments under the Code and the Treasury Regulations promulgated thereunder, or any provision of state, local or foreign Tax law.  Any amounts that are so deducted and withheld shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which the deduction or withholding was made.
ARTICLE 3
 REPRESENTATIONS AND WARRANTIES REGARDING SELLER
Except as disclosed in the Disclosure Schedules, Seller hereby represents and warrants to Purchaser as follows:
Section 3.01 Organization.  Seller is duly organized, validly existing and in good standing under the Applicable Laws of its jurisdiction of organization.  Seller is duly qualified or licensed to do business in each other jurisdiction where the actions to be performed by it under this Agreement makes such qualification or licensing necessary, except in those jurisdictions where the failure to be so duly qualified or licensed would not, individually or in the aggregate, reasonably be expected to result in a material adverse effect on Seller's ability to perform its obligations under this Agreement or any Ancillary Agreement to which it is or will be a party.
Section 3.02 Authority; Enforceability.  Seller has (or in the case of Ancillary Agreements to be executed at or prior to the Closing, prior to such execution will have) all requisite power and authority to execute and deliver this Agreement and the Ancillary Agreements to which it is a party, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby.  The execution and delivery by Seller of this Agreement and the Ancillary Agreements to which Seller is a party, and the performance by Seller of its obligations hereunder and thereunder, have been (or in the case of Ancillary Agreements to be executed at or prior to the Closing, prior to such execution will be) duly and validly authorized by all necessary corporate action.  This Agreement and each Ancillary Agreement to which Seller is a party has been (or in the case of Ancillary Agreements to be executed at or prior to the Closing, prior to such execution will be) duly and validly executed and delivered by Seller and constitutes the legal, valid and binding obligation of Seller and is enforceable against Seller in accordance with its terms, in each case except as may be limited by bankruptcy, insolvency, reorganization, fraudulent conveyance, arrangement, moratorium or other similar Applicable Laws relating to or affecting the rights of creditors generally, or by general equitable principles.

Section 3.03 Ownership of Subject Securities.  Seller owns, of record and beneficially, one hundred percent (100%) of the Subject Securities, free and clear of all Liens (other than Permitted Liens) and restrictions on transfer, other than those arising pursuant to (a) this Agreement, (b) the Organizational Documents of the Company or (c) applicable securities laws.  Other than this Agreement and the Organizational Documents of the Seller and the Company, the Subject Securities owned by Seller are not subject to any voting trust agreement or any Contract restricting or otherwise relating to the voting, dividend rights or disposition of such Subject Securities and no Person has any outstanding or authorized option, warrant or other similar equity right relating to the sale or voting of such Subject Securities or pursuant to which (x) Seller is or may become obligated to issue, sell, transfer or otherwise dispose of, redeem or acquire any Subject Securities or (y) Seller has granted, or may be obligated to grant, a right to participate in the profits of the Company.  At the time of consummation of the transactions contemplated by this Agreement, Purchaser will acquire all interests of Seller in the Subject Securities, free and clear of all Liens and other restrictions on transfer (other than those Liens or restrictions on transfer arising pursuant to applicable securities laws and those created by or at the behest of Purchaser).
Section 3.04 No Conflicts; Consents and Approvals.  Except as set forth on Schedule 3.04, the execution and delivery by Seller of this Agreement and by Seller and the Company of the Ancillary Agreements to which Seller or the Company, as the case may be, is a party do not, and the performance by Seller and the Company of their respective obligations hereunder and thereunder will not:
(a) conflict with or result in a violation or breach of any of the terms, conditions or provisions of the Organizational Documents of Seller or the Company;
(b) require any consent or approval from or a notice to a Third Party under the terms of, or violate or result in a breach of or default (or give rise to any right of termination, cancellation or acceleration) under (with or without the giving of notice, the lapse of time, or both), any Material Permit or any  Contract to which Seller is a party, or any Material Permit or any Contract to which the Company is a party or is otherwise bound, other than such consents, approvals or notices the failure to obtain or provide which would not reasonably be expected to, and such violations or defaults (or rights of termination, cancellation or acceleration) that would not reasonably be expected to, result in a material adverse effect on Seller's ability to perform its obligations under this Agreement or any Ancillary Agreement or be material to the Company (in the case of any Material Permit or any Contract to which the Company is a party or is otherwise bound);
(c) conflict with, violate or breach any term or provision of any Applicable Law applicable to Seller or the Company; or
(d) require any consent or approval of any Governmental Authority, or notice to, or declaration, filing or registration with, any Governmental Authority, under any Applicable Law, other than such consents, approvals, notices, declarations, filings or registrations that if not made or obtained would not reasonably be expected to result in a material adverse effect on Seller's ability to perform its obligations under this Agreement or any Ancillary Agreement or be material to the Company (in the case of any Material Permit or any Contract to which the Company is a party or is otherwise bound).

Section 3.05 Legal Proceedings.  Except as set forth on Schedule 3.05, there are no Actions pending or, threatened in writing against Seller or any of its Affiliates, nor are there any outstanding Orders that affect or bind Seller or any of its Properties, that would reasonably be expected to result in a material adverse effect on Seller's ability to perform its obligations under this Agreement or any Ancillary Agreement to which it is a party.
ARTICLE 4
 REPRESENTATIONS AND WARRANTIES REGARDING THE COMPANY
Except as disclosed in the Disclosure Schedules, Seller represents and warrants to Purchaser follows:
Section 4.01 Organization; Authority and Enforceability.
(a) The Company is (i) duly organized, validly existing and in good standing under the Applicable Laws of its jurisdiction of organization; (ii) has the requisite power and authority to own, lease and operate its assets and properties and to carry on its business as it is now being conducted; and (iii) is duly qualified or licensed to transact business in each jurisdiction in which the properties owned, leased or operated by it or the nature of the business conducted by it makes such qualification necessary, except in the case of this clause (iii) as would not reasonably be expected to result in a Company Material Adverse Effect.  Schedule 4.01 contains a correct and complete list of each jurisdiction where the Company is qualified or licensed to do business.
(b) The Company has (or in the case of Ancillary Agreements to be executed at or prior to the Closing, prior to such execution will have) all requisite power and authority to execute and deliver the Ancillary Agreements to which it is a party, to perform its obligations thereunder and to consummate the transactions contemplated thereby.  The execution and delivery by the Company of the Ancillary Agreements to which the Company is a party, and the performance by the Company of its obligations thereunder, have been (or in the case of Ancillary Agreements to be executed at or prior to the Closing, prior to such execution will be) duly and validly authorized by all necessary corporate action.  Each Ancillary Agreement to which the Company is a party has (or in the case of Ancillary Agreements to be executed at or prior to the Closing, prior to such execution will have) been duly and validly executed and delivered by the Company and constitutes the legal, valid and binding obligation of the Company and will be enforceable against the Company in accordance with its terms, except as may be limited by bankruptcy, insolvency, reorganization, fraudulent conveyance, arrangement, moratorium or other similar Applicable Laws relating to or affecting the rights of creditors generally, or by general equitable principles.
(c) Seller has made available to Purchaser true, correct and complete copies of the Organizational Documents of the Company.  The Company is not in default or violation of any of the provisions of its Organizational Documents.

Section 4.02 Capitalization.
(a) Except as set forth on Schedule 4.02, there are no (i) outstanding subscriptions, warrants, options, calls, rights of first offer, rights of first refusal, tag along rights, drag along rights, subscription rights, conversion rights, exchange rights, or commitments or rights of any character relating to or entitling any Person to purchase or otherwise acquire any Equity Securities of the Company or requiring the Company to issue or sell any Equity Securities, (ii) statutory preemptive rights or preemptive rights granted under the Organizational Documents of the Company or (iii) stockholder agreements, voting trusts, proxies or other agreements, instruments or understandings with respect to the purchase, sale, transfer or voting of the Equity Securities of the Company.  There are no Contracts under which the Company is obligated to repurchase, redeem, retire or otherwise acquire any Equity Securities of such entity.  All of the Subject Securities have been duly authorized and validly issued, were issued and sold in accordance with federal and applicable state securities laws and were not issued in violation of any statutory preemptive rights or preemptive right granted under the Organizational Documents of the Company.  The Company has no outstanding Debt Obligations pursuant to which the holders thereof have the right to vote (or are convertible into or exercisable for securities having the right to vote) with the holders of the Subject Securities on matters on which the holders of the Subject Securities are entitled to vote.
(b) The Company does not own any Equity Securities in any other Person.
Section 4.03 Financial Statements; Accounts Receivable; Support and Debt Obligations; Internal Controls.
(a) Schedule 4.03(a) sets forth: (i) the audited balance sheet and the related statements of operations and member's equity and statements of cash flows of the Company as of and for the fiscal year ended December 31, 2016 (the "Audited Financials"); and (ii) the unaudited balance sheet as of September 30, 2017 (the "Balance Sheet") and the related statement of operations and member's equity and statement of cash flows of the Company as of and for the nine (9) months ended September 30, 2017 (together with the Audited Financials, the "Financial Statements").  The Financial Statements have been prepared in accordance with GAAP applied on a consistent basis throughout the periods covered thereby, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of the respective dates thereof and for the periods referred to therein and were prepared from the books and records of the Company (which books and records are complete and correct in all material respects); provided, however, that the unaudited Financial Statements do not contain footnotes and are subject to normal and recurring year-end adjustments, none of which, individually or in the aggregate, would reasonably be expected to be material.  The books of account and other financial records of the Company: (i) have been, and are being, maintained in all material respects in accordance with GAAP (to the extent applicable); and (ii) are in all material respects true, correct and complete, and do not contain or reflect any material inaccuracies or discrepancies.
(b) The accounts receivable reflected in the Balance Sheet, and all accounts receivable arising since the date of the Balance Sheet, have arisen out of bona fide sales actually made or services actually performed in the ordinary course of business.  Subject to a reserve for bad debts shown on the Balance Sheet or, with respect to accounts receivable arising after the Balance Sheet Date, on the accounting records of the Company, the accounts receivable reflected on the Company's books and records are collectible at the aggregate recorded amounts thereof within ninety (90) days of their accrual.  No such accounts receivable (i) are subject to any pending or, to the Knowledge of Seller, threatened set-off, discount or counterclaim, other than for which a reserve has been established on the Balance Sheet, or (ii) have been assigned or pledged to any Person.

(c) Schedule 4.03(c) sets forth all of the credit support obligations (and, to the extent applicable, the amount of such obligations as of the date of this Agreement) outstanding and required for the continued performance of Contracts by the Company or as may be required as of the Closing Date pursuant to its Permits (and the Applicable Laws governing the same), including guarantees, letters of credit, escrow arrangements, surety and performance bonds and security agreements and arrangements, which schedule shall be segregated based on (x) support obligations necessary to support the Company's Permits (the "Permit Support Obligations"), (y) support obligations necessary to support the Andrews County Lease Obligations (the "Andrews County Support Obligations"), and (z) other support obligations ("Other Support Obligations" and, with the Permit Support Obligations and Andrews County Support Obligations, the "Support Obligations").
(d) Except as otherwise set forth on Schedule 4.03(d), there are no outstanding Debt Obligations.
(e) If the Closing were the date of this Agreement, and the cost to acquire the Bond Defeasance Securities (as defined in the Omnibus Reconveyance Agreement) was the same as the indicated quote set forth on Exhibit A to the Omnibus Reconveyance Agreement, the Reconveyance Amount would be sixty nine million, eight hundred ninety-four thousand, six hundred sixty dollars and twenty-seven cents ($69,894,660.27), which amount (i) is net of the Debt Service Funds (as defined in the Omnibus Reconveyance Agreement) of two million fifty thousand three hundred thirty-nine dollars and one cent ($2,050,339.01), (ii) does not give effect to the return of the Prepaid Rent Deposit (as defined in the Andrews County Lease) of six million, one hundred seventy-one thousand, four hundred seventy-seven dollars ($6,171,477.00) and (iii) includes the Reconveyance Closing Costs (as defined in the Omnibus Reconveyance Agreement) and Title Company Closing Costs (as defined in the Omnibus Reconveyance Agreement) of seventy five thousand dollars ($75,000.00) and five thousand dollars ($5,000.00), respectively.
(f) Schedule 4.03(f) sets forth a schedule of all deposits of Restricted Cash required to be made between October 31, 2017 and the Termination Date in respect of the Support Obligations.
(g) Since January 1, 2012, none of Seller, the Company, nor any Non-Company Affiliate has received any oral or written notification from its independent auditors of any (i) "significant deficiency" in the internal controls over financial reporting of the Company, (ii) "material weakness" in the internal controls over financial reporting of the Company or (iii) fraud, whether or not material, that involves management or other employees of the Company who have a significant role in the internal controls over financial reporting of the Company.

Section 4.04 No Undisclosed Liabilities.
(a) Except for (i) Liabilities reflected or reserved against in the Balance Sheet or expressly described in the footnotes to the Financial Statements, (ii) trade payables and accruals and ordinary course compensation Liabilities incurred since the Balance Sheet Date in the ordinary course of business, (iii) Liabilities described in Schedule 4.04(a), (iv) performance obligations under Contracts and Permits (other than as a result of a breach thereof) and (v) Liabilities expressly permitted to be incurred in accordance with Section 6.02 after the date of this Agreement, the Company does not have any material Liabilities.
(b) Schedule 4.04(b) sets forth, as of two Business Days prior to the date of this Agreement, (i) the amount of Waste Fees Payable (but for purposes of Schedule 4.04(b), determined as of the close of business two Business Days preceding the date of this Agreement) and (ii) the amount of deferred revenue for which the Company has accepted payment, but for which performance by the Company of its obligations in exchange for such payment remains unsatisfied, together with the customer for which such deferred revenue relates.
Section 4.05 Absence of Certain Changes.  Except as set forth in Schedule 4.05, since December 31, 2016 through the Closing Date, and except as permitted by Section 6.02, the Company has conducted its business in the ordinary course of business in all material respects or in connection with the transactions contemplated by this Agreement, and there has not been any:
(a) event, occurrence or development that has had, or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect;
(b) change in its Organizational Documents;
(c) adoption of a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization;
(d) issuance, sale, transfer, pledge, disposition of or encumbrance of any shares of, or securities convertible into or exchangeable for, or options, warrants, calls, commitments or rights of any kind to acquire, any shares of capital stock of any class or series or membership interests, as applicable, of the Company;
(e) (i) split, combination, subdivision or reclassification of the outstanding shares of capital stock of the Company; or (ii) declaration, setting aside or payment of any dividend or other distribution payable in stock or other property whether or not in respect of its capital stock, of the Company;
(f) capital expenditures other than expenditures set forth in the Financial Statements (for capital expenditures incurred from January 1, 2017 to October 31, 2017), or as set forth in the Company's capital expenditures budget (for capital expenditures incurred on or after October 31, 2017) made available to Purchaser  and set forth on Schedule 4.05(f) ("CapEx Budget"), in each case in amounts set forth in the CapEx Budget;
(g) increase (or announcement of any increase) in the compensation or benefits payable by the Company to any Participant or Transferring Individual other than pursuant to any Benefit Plan made available to Purchaser and other than annual increases in the ordinary course of business;

(h) acquisition (by merger, consolidation, acquisition of stock or assets or otherwise) of any equity interest in or a material portion of the assets of, any other business or Person or division thereof or creation of any Subsidiary;
(i) (i) incurrence or assumption of any Debt Obligations (other than the Support Obligations or in respect of the Intercompany Revolving Credit Facility), (ii) the making or cancelation, release or waiver of any rights with respect to, any loans, advances or capital contributions to, or equity investments in, any other Person, (iii) pledge or other encumbrance of any Equity Securities of the Company or (iv) the cancellation, release or assignment of any indebtedness payable to the Company;
(j) (i) termination of any Material Contract or Material Permit in effect as of or subsequent to the date of this Agreement or (ii) termination of any Contract or Permit that would have been a Material Contract or Material Permit, respectively, had such Contract or Permit been in effect as of the date of this Agreement, in each case other than normal Contract expirations of Contracts that do not provide for any Company option to extend;
(k) change in any method of accounting or accounting practice or policy used by the Company except any changes required by reason of a change in GAAP or Applicable Law;
(l) change in the Company's cash management policies in any material respect or any change in the Company's policies and procedures in any material respect as to the collection of accounts receivable or the payment of accounts payable;
(m) institution or settlement of or agreement to settle any Action or Claim for an amount in excess of twenty-five thousand dollars ($25,000), which involves a payment of monetary relief after the Closing or which imposes any non-monetary remedy on the Company;
(n) settlement or compromise of any material liability for Taxes, amendment of any material Tax Return, filing of any material Tax Return in a manner inconsistent with past practice or adopt or change in any material respect any method of accounting for Tax purposes, filing or change of any Tax election, making of any voluntary Tax disclosure, or entry into any closing agreement as described in Section 7121 of the Code (or any corresponding or similar provision of state local or foreign Tax law) with respect to any material Tax, in each case, that could adversely affect Purchaser or the Company with respect to taxable periods (or portions thereof) beginning on or after the Closing Date, except as required by Applicable Law; or
(o) entry into any Contract to do any of the foregoing.
Section 4.06 Taxes.
(a) All income Tax Returns and other material Tax Returns required to be filed by the Company have been timely filed (taking into account any properly obtained extensions) in accordance with all Applicable Laws, and such Tax Returns are complete and accurate in all material respects.  All material Taxes due and payable by the Company (whether or not shown on any Tax Return) have been paid within the time required by Applicable Law or an adequate reserve in accordance with GAAP for the amount of such Tax has been established, which reserve shall have been accrued on the books and records of the Company.

(b) The Company has withheld and paid all Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, equity holder, or other Third Party.
(c) There is no Action pending or, to the Knowledge of Seller, proposed with respect to any material Taxes or with respect to any material Tax Return of the Company.  There are no waivers or extensions of any applicable statute of limitations for the assessment or collection of Taxes of the Company that remain in effect.  There are no material Liens for Taxes upon the assets of the Company, other than for Taxes not yet due and payable.  The Company has withheld and remitted to the proper Taxing Authority all Taxes that it was required to withhold and remit.  No Claim has been made by a Taxing Authority in a jurisdiction where the Company does not file a Tax Return that such entity may be subject to Tax in that jurisdiction for Taxes that would be the subject of such a Tax Return.
(d) The Company is, and at all times since its formation has been, classified as an entity disregarded as separate from Seller for U.S. federal income tax purposes.
(e) There are no outstanding agreements extending the statutory period of limitation applicable to any Claim for, or the period for the collection or assessment of, material Taxes of the Company.
(f) Except as set forth on Schedule 4.06(f), the Company is not party to a Tax allocation, sharing or indemnity or similar arrangement and does not have any material Liability for the Taxes of any Person as a transferee, as a successor, by Contract or by operation of law, excluding any commercial Contract not primarily related to Taxes entered into in the ordinary course of business.
(g) For U.S. federal income tax purposes, no property owned by the Company (i) constitutes "tax-exempt use property" within the meaning of Section 168(h)(1) of the Code, (ii) is "tax-exempt bond financed property" within the meaning of Section 168(g) of the Code or (iii) is subject to a Section 467 rental agreement within the meaning of Section 467 of the Code.
(h) The Company will not be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period ending after the Closing Date as a result of any (i) adjustment under Section 481 of the Code in connection with any change in any method of accounting for any Pre-Closing Tax Period, (ii) intercompany transaction or excess loss account described in Treasury Regulations promulgated under Section 1502 of the Code (or any corresponding or similar provision of state, local, or foreign Tax law) executed on or prior to the Closing Date, (iii) installment sale or open transaction disposition made on or prior to the Closing Date, (iv) prepaid amount received on or prior to the Closing Date, or (v) election under Section 108(i) of the Code.

Section 4.07 Employee Matters.
(a) Schedule 4.07(a) sets forth a complete and accurate list of each material Benefit Plan.
(b) With respect to each material Benefit Plan, Seller has made available to Purchaser complete and accurate copies of (i) each such Benefit Plan that has been reduced to writing, including any amendment thereto, or, in the case of an unwritten Benefit Plan, a written description thereof, (ii) all current summary plan descriptions, summaries of material modifications, annual reports and summary annual reports with respect to the Benefit Plans, (iii) the most recently issued determination letters from the IRS with respect to any of the Benefit Plans, (iv) each material trust, insurance, annuity or other material funding Contract related thereto, (v) the most recent financial statements and actuarial or other valuation reports prepared with respect thereto (if any) and (vi) the three (3) most recent annual reports on Form 5500 required to be filed with the IRS with respect thereto (if any).
(c) Each Benefit Plan (and any related trust or other funding vehicle) has been administered in all material respects in accordance with its terms and each Benefit Plan is in compliance in all material respects with ERISA, the Code and all other Applicable Laws to the extent required by such Applicable Laws.  There have been no material prohibited transactions or breaches of any of the duties imposed on "fiduciaries" (within the meaning of Section 3(21) of ERISA) by ERISA with respect to the Employee Plans that would reasonably be expected result in any Liability or excise Tax under ERISA or the Code being imposed on the Company.
(d) There are no investigations by any Governmental Authority with respect to any Benefit Plan or termination proceedings or other Actions, Claims or disputes of any kind (except routine claims for benefits payable in the ordinary course) pending or threatened, in each case, in writing, against the Company involving any Benefit Plan, nor is there any basis for any of the above.
(e) Each Benefit Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter from the IRS or is the subject of a favorable opinion or advisory letter from the IRS on the form of such Benefit Plan, and each related trust has been determined by the IRS to be exempt from tax under the provisions of Section 501(a) of the Code and, there are no facts or circumstances that would be reasonably expected to result in the IRS revoking such determination.
(f) The Company does not currently, and at no time in the past has,  sponsored, maintained, contributed to or been required to maintain or contribute to, any benefit plan that is (i) subject to the funding standards of Section 302 or Title IV of ERISA or Section 412 of the Code, (ii) a defined benefit plan within the meaning of Section 3(35) of ERISA, (iii) a multiemployer plan as defined in Section 4001(a)(3) of ERISA or Section 414(f) of the Code or (iv)  a multiple employer plan within the meaning of Section 4063 of ERISA; and no such plan could reasonably be expected to subject the Company to any Liability.
(g) No Benefit Plan provides benefits or payments, including death, health, medical or other welfare benefits after retirement or other termination of employment (other than for continuation coverage required under Section 4980(B)(f) of the Code or death or retirement benefits under any Benefit Plan that is intended to be qualified under Section 401(a) of the Code).  With respect to each group health plan that is a Benefit Plan and subject to Section 4980B of the Code, the Company has complied in all material respects with the continuation coverage requirements of Section 4980B of the Code and Part 6 of Subtitle B of Title I of ERISA.

(h) No Benefit Plan is, or at any time during the past five (5) years was, funded through a "welfare benefit fund" as defined in Section 419(e) of the Code, and no benefits under any Benefit Plan are, or at any time during the past five (5) years were, through a voluntary employee's beneficiary association (within the meaning of subsection 501(c)(9) of the Code) or a supplemental unemployment benefit plan (within the meaning of Section 501(c)(17) of the Code).
(i) All (i) insurance premiums required to be paid with respect to, (ii) benefits, expenses, and other amounts required to be paid under, and (iii) contributions, transfers, or payments required to be made to, any Benefit Plan prior to the Closing Date will have been paid or made on or before the Closing Date.
(j) With respect to any insurance policy providing funding for benefits under any Benefit Plan, there is no liability of the Company in the nature of a retroactive rate adjustment, loss sharing arrangement, or other actual or contingent liability, in any case that would be material to the Company nor would there be any such liability if such insurance policy was terminated on the date hereof.
(k) The Company has not agreed or committed to institute any plan, program, arrangement or agreement for the benefit of employees or former employees of the Company other than the Benefit Plans, or to make any amendments to any of the Benefit Plans.  With the exception of the Contran Employee 401(k) Retirement Plan, the Company has reserved all rights necessary to amend or terminate each of the Benefit Plans without the consent of any other person.  No Benefit Plan provides benefits to any individual who is not a current or former employee of the Company, or the dependents or other beneficiaries of any such current or former employee.
(l) Except as set forth in Schedule 4.07(l), none of the execution and delivery of this Agreement or any Ancillary Agreement or the consummation of the transactions contemplated hereby or thereby (alone or in conjunction with a termination of employment on or following the Closing) will (i) entitle any Participant, Transferring Individual, director or consultant (or any dependents of such persons) to any compensation or benefit, (ii) accelerate the time of payment or vesting, or trigger any payment or funding, of any compensation or benefits for any Participant, Transferring Individual, director or consultant (or any dependents of such persons) or trigger any other  obligation under any Benefit Plan, (iii) result in any breach or violation of, default under or limit the Company's right to amend, modify or terminate any Benefit Plan, or (iv) result in the payment of any "excess parachute payment" (as defined in Section 280G(b)(1) of the Code).  No Benefit Plan provides for the gross-up of any Taxes imposed by Section 4999 of the Code.
(m) Each Benefit Plan that is a "non-qualified deferred compensation plan" within the meaning of Section 409A of the Code has (i) been operated in good faith compliance in all material respects with Section 409A of the Code since January 1, 2005 and (ii) been in operational and documentary compliance in all material respects with Section 409A of the Code since January 1, 2005.  Except as set forth on Schedule 4.07(m), no Benefit Plan provides for the gross-up of any Taxes imposed by Section 409A of the Code.  No payment under any Benefit Plan that is a "non-qualified deferred compensation plan" within the meaning of Section 409A of the Code has at any time been delayed pursuant to Treasury Regulation 1.409A-1(b)(4)(ii).

(n) Except as set forth in Schedule 4.07(n), the Company is not bound by any union Contract, collective bargaining agreement or other similar type of Contract and no labor union represents any Participant or Transferring Individual.  To the Knowledge of Seller, there is no activity or proceeding by any labor union or collective bargaining representative thereof to organize any Participant or Transferring Individual.  With respect to the transactions contemplated by this Agreement and the Ancillary Agreements, there is no notice required or bargaining obligation under any union Contract or collective bargaining agreement.  There are no organized strikes, disputes, slowdowns or work stoppages involving any Participant or Transferring Individual pending or, to the Knowledge of Seller, threatened, against the Company, nor have there been any such strikes, slowdowns or work stoppages.  To the Knowledge of Seller, there are no facts or circumstances that would reasonably be expected to lead to any labor dispute.  To the Knowledge of Seller, there are no grievances or unfair labor practice complaints pending against the Company before the National Labor Relations Board.
(o) The Company is in compliance, and has been since January 1, 2015, in all material respects with all Applicable Laws relating to employment, employment practices and the employment of labor, including those related to employment agreements, labor relations, employee personal information, wages, hours, working time, collective bargaining and labor relations, equal employment opportunity, fair employment practices, plant closing and mass layoff, immigration, child labor, prohibited employment discrimination, disability rights or benefits, affirmative action, workers' compensation, unemployment insurance, employee leave issues, and the payment of social security and other Taxes.  All individuals who perform services for the Company have been classified correctly, in all material respects, in accordance with the terms of each Benefit Plan and ERISA, the Code, the Fair Labor Standards Act and all other Applicable Laws, as employees, independent contractors or leased employees, and the Company has not received notice to the contrary from any Person or Governmental Authority.
(p) Except as set forth in Schedule 4.07(p), there is no material employment- or labor-related Claim pending against the Company brought by or on behalf of any Participant, Transferring Individual or any Governmental Authority and, to the Knowledge of Seller, no such Claim is threatened and no facts or circumstances exist that would reasonably be expected to lead to any such claim.
(q) Schedule 4.07(q) sets forth a list, as of the date of this Agreement, of all employees of the Company (including current Participants), Transferring Individuals, and all independent contractors of the Company that are individuals, companies wholly owned by the individuals providing services to the Company or a staffing company providing staff augmentation or software development services to the Company and includes the following information for each employee or Transferring Individual: name, employer, title, date of hire, location, annual base salary or hourly wage rate, employment status (i.e., whether full-time, temporary, leased, etc.), active or inactive status, and accrued but unpaid vacation and other paid leave.

(r) With respect to the employees of the Company, there has been no mass layoff, plant closing, or shutdown during the last twelve (12) months that could implicate the Worker Adjustment Retraining & Notification Act of 1988, as amended, or any similar Applicable Law.
(s) All current employees of the Company are, and all former employees of the Company during the period of their employment with the Company were, legally authorized to work in the United States except for such violations as would not reasonably be expected to be material to the Company.  The Company has completed and retained the necessary employment verification paperwork under the Immigration Reform and Control Act of 1986 for the employees hired prior to the Closing Date, and at all times prior to the Closing, the Company has been in compliance in all material respects with both the employment verification provisions (including the paperwork and documentation requirements) and the anti-discrimination provisions of such Applicable Law.
Section 4.08 Real Property.
(a) Schedule 4.08(a) lists all of the real property owned in fee simple by the Company (the "Owned Real Property").  The Company has good and indefeasible fee simple title to all Owned Real Property, free and clear of all Liens, except Permitted Liens.
(b) Schedule 4.08(b)(i) lists all of the real property leased by the Company as lessee or sublessee (the "Leased Real Property").  Except as set forth in Schedule 4.08(b)(ii), (i) the Company has a good and valid leasehold or subleasehold (as applicable) interest in all Leased Real Property pursuant to the leases and subleases set forth in Schedule 4.08(b)(i) (the "Real Property Leases") free and clear of all Liens, except Permitted Liens or liens imposed as a result of actions or inactions by the fee owner of such Leased Real Property (or sublandlord, as applicable), and (ii) all Real Property Leases are in full force and effect and to the Knowledge of Seller are enforceable against the respective lessors, in accordance with their respective terms, in each case except as may be limited by bankruptcy, insolvency, reorganization, fraudulent conveyance, arrangement, moratorium or other similar Applicable Laws relating to or affecting the rights of creditors generally, or by general equitable principles.  Seller has made available to Purchaser true, complete and correct copies of the Real Property Leases, including all amendments, modifications, assignments or terminations related thereto.  The Company has not received any written notice of any default under any of the Real Property Leases that remains uncured and, to the Knowledge of Seller, no condition or circumstance exists that, upon the passage of time or the giving of notice or both, would reasonably be expected to cause such a default, except, in each case, as would not, individually or in the aggregate, be material to the Company.
(c) Schedule 4.08(c)(i) sets forth a complete and accurate list of all of the real property in which the Company has an easement, right-of-way or license interest (the "Easement Real Property" and, together with the Owned Real Property and the Leased Real Property, the "Real Property").  Except as set forth in Schedule 4.08(c)(ii), (i) the Company has a valid easement, right-of-way or license interest in the Easement Real Property pursuant to the respective easements, rights-of-way and licenses set forth in Schedule 4.08(c)(i) (such easements, rights-of-way and licenses, the "Real Property Easements"), free and clear of all Liens, except Permitted Liens and the restrictions set forth in the Real Property Easements, and (ii) the rights granted to the Company under the Real Property Easements are in full force and effect and to the Knowledge of Seller are enforceable against the respective grantors, in accordance with their respective terms, in each case except as may be limited by bankruptcy, insolvency, reorganization, fraudulent conveyance, arrangement, moratorium or other similar Applicable Laws relating to or affecting the rights of creditors generally, or by general equitable principles..  Seller has made available to Purchaser true, complete and correct copies of the Real Property Easements, including all amendments, modifications, assignments or terminations related thereto.  The Company has not received any written notice of any default under any of the Real Property Easements that remains uncured and, to the Knowledge of Seller, no condition or circumstance exists that, upon the passage of time or the giving of notice or both, would reasonably be expected to cause such a default, except, in each case, as would not, individually or in the aggregate, be material to the Company.

(d) Except as set forth on Schedule 4.08(d), (i) the Company is not a lessor, sublessor or grantor under any lease, sublease or other instrument, written or oral, granting to any other Person any right to the use, possession, lease, occupancy or enjoyment of any Real Property, (ii) no Real Property is occupied by a Third Party other than the Company or is used for any purpose not related to the business of the Company and (iii) no Third Party has a right to occupy or use such property for any purpose.
(e) There are no Actions pending or, to the Knowledge of Seller, threatened against or affecting the Real Property or any portion thereof in the nature of or in lieu of condemnation or eminent domain proceedings.
(f) The conduct of the Company's business does not violate in any material respect any covenant, condition, restriction, easement, real property license, Contract, Permit or other Permitted Lien applicable to any Real Property.
(g) Except for the Department of Energy Agreement and as set forth in Schedule 4.08(g), none of the Owned Real Property is subject to or encumbered by any purchase option, right of first refusal or other contractual right or obligation in favor of a Third Party to sell, assign or dispose of such Real Property or any interest therein to such Third Party, and none of the Leased Real Property is subject to or encumbered by any option, right of first refusal or other contractual right or obligation granted by the Company in favor of a Third Party to occupy, possess or use the Real Property or any portion thereof.
(h) Each parcel of Real Property (i) is supplied with utility services necessary for its operation in the ordinary course as currently used, including gas, electricity, water, sewer and telephone, and (ii) has access directly or by way of a perpetual appurtenant easement to and from public roads.
(i) The Real Property is all of the material real property occupied or used by the Company to conduct its business.  The Company is not a party to any Contract as the purchaser, lessee or grantee for the purchase, lease, license or other use of real property other than the Real Property.
Section 4.09 Tangible Personal Property; Sufficiency of Assets.
(a) The Company has (or at Closing will have) sole valid title to, or holds (or at Closing will hold) by valid and existing lease or license, all of the tangible personal Property, whether owned or leased, reflected on the Balance Sheet or acquired by it after the date thereof free and clear of any Liens (other than Permitted Liens), except with respect to assets disposed of in the ordinary course of business consistent with past practice since the date thereof.

(b) The tangible personal Property reflected on the Balance Sheet or acquired by it after the date thereof is in good operating condition and repair for the purpose for which it is used (subject to ordinary wear and tear), is adequate in all material respects for the purpose for which it is being used, is maintained in accordance with industry practice, and none of such tangible personal Property is in need of maintenance or repairs except for ordinary, routine maintenance and repairs that are not material in nature or cost.  The assets of the Company (together with the rights to be granted or the services to be provided to Purchaser under the Transition Services Agreement) constitute all of the assets and properties necessary in all material respects to conduct the Company's business as currently conducted.
Section 4.10 Intellectual Property.
(a) Schedule 4.10(a) sets forth a list of all (i) issued patents and patent applications, (ii) trademark and service mark registrations and applications therefor, (iii) copyright registrations and applications therefor and (iv) domain name registrations, in each case, owned by the Company or used in the operation of the business of the Company (collectively, the "Registered Company IP"), indicating for each such item, as applicable, the application or registration number, date and jurisdiction of filing or issuance, and the identity of the current applicant or registered owner.  All of the Registered Company IP is valid and subsisting.  The Company has taken commercially reasonable steps to protect and maintain the enforceability of the Registered Company IP including the payment of all maintenance, renewal and annuity fees.  No Action or Order is outstanding or pending or, to the Knowledge of Seller, threatened that seeks to cancel, limit or challenge the ownership, use, validity or enforceability of any Registered Company IP.
(b) The Company is the exclusive owner free and clear of all Liens (other than Permitted Liens) or has the valid right (together with the rights granted and services to be provided in the Transition Services Agreement) to use all of the Intellectual Property necessary to the conduct the business of the Company as currently conducted.
(c) The conduct of the Company's business does not, and during the past five years has not, and to the Company's Knowledge, prior to such time has not, infringed, impaired, misappropriated, diluted, made unauthorized use of, or otherwise violated the Intellectual Property of any Third Party in any material respect.  During the past five years the Company has not, and to the Company's Knowledge, prior to such time has not, received any written notice alleging that the operation of its business as currently conducted infringes, misappropriates, dilutes or otherwise violates the Intellectual Property rights of any Third Party.
(d) To the Knowledge of Seller, no third-party is infringing, misappropriating, diluting or otherwise violating the Company IP.

(e) Except as set forth in Schedule 4.10, no Third Party has been granted any license or other rights in any Company IP.
(f) The Company has commercially reasonable protocols in place to protect the confidentiality of its material Trade Secrets.
(g) The Company's IT Assets operate and perform in all material respects in accordance with their documentation and functional specifications and otherwise as required by the Company in connection with the business and operations of the Company as currently conducted, and have not materially malfunctioned or failed.  The Company's IT Assets do not contain any "time bombs," "Trojan horses," "back doors," "trap doors," "worms," viruses, bugs, faults or other devices or attributes that (i) enable or assist any Person to access without authorization to such IT Assets or (ii) otherwise adversely affect the functionality of such IT Assets.  To the Knowledge of Seller, no Person has gained unauthorized access to such IT Assets.
Section 4.11 Material Contracts.
(a) Schedule 4.11 sets forth all of the following Contracts to which the Company is a party or by which the Company or its Properties is bound or subject to as of the date of this Agreement (collectively, the "Material Contracts"):
(i)
(A) Contracts with Top Suppliers and (B) any other Contracts involving aggregate payments made by the Company or any other Person from January 1, 2017 through November 15, 2017 of more than five hundred thousand dollars ($500,000), or for which the Company is obligated to pay or entitled to receive more than five hundred thousand dollars ($500,000) in any subsequent twelve (12) month period (1) for the purchase by the Company of (or that grant a right or option to the Company to purchase) any asset, equipment or property or provision of any service or (2) for the sale by the Company of (or that grant a right or option to any Third Party to purchase from the Company) any asset, equipment or property;

(ii)
(A) Contracts with Top Customers and (B) any other Contracts between the Company and any customer for the provision of services by the Company involving aggregate payments made from January 1, 2017 through November 15, 2017 of more than five hundred thousand dollars ($500,000), or for which the Company is obligated to pay or entitled to receive more than five hundred thousand dollars ($500,000) in any subsequent twelve (12) month period;

(iii)
Contracts under which the Company has created, incurred, increased, assumed or guaranteed any outstanding Debt Obligations or Support Obligations, or under which the Company has imposed or permitted to exist a Lien on any of its Properties;

(iv)
outstanding futures, swap, collar, put, call, floor, cap, option or other similar Contracts that are intended to benefit from or reduce or eliminate the risk of any fluctuations in interest rates, foreign exchange rates or the price of commodities;

(v)
Contracts that (i) expressly limit the freedom of the Company to compete in any line of business or conduct business in any geographic area or (ii) grant to another Person exclusive rights with respect to the sale of any goods or services or the operation of business in any territory;

(vi)	partnership, joint venture or limited liability company agreements;
(vii)	Contracts that require, subsequent to the date of this Agreement, aggregate capital expenditures in excess of one hundred thousand dollars ($100,000) annually per Contract;
(viii)
Government Contracts (provided that in each case individual task orders are not listed separately) that are currently active or pursuant to which the Company has any continuing rights, obligations or Liabilities;

(ix)	Contracts that relate to the acquisition by the Company of any of the capital stock or substantial portion of the assets of another Person;
(x)
Contracts which provide for the sale or lease after the date of this Agreement of a material amount of the assets of the Company (other than Contracts with customers entered into in the ordinary course of business and pursuant to standard or customary terms and conditions);

(xi)
other than with respect to the Organizational Documents of the Company, Contracts providing for the indemnification by the Company of any current or former director, officer or employee of the Company;

(xii)	Contracts that contain a "most favored nation" or "most favored customer" pricing or other similar provision in favor of a Third Party;
(xiii)	Contracts under which the Company has agreed to share any Tax liability with any Person;
(xiv)	the Department of Energy Agreement;
(xv)	Contracts related to Affiliate Transactions; and
(xvi)	other than Contracts entered into in the ordinary course of business with customers or vendors, Contracts that impose continuing uncapped indemnification Liabilities on the Company.

(b) Seller has delivered or made available to Purchaser true, correct and complete copies of each Material Contract.  The Company has not received any notice of any default in any material respect or event that with notice or lapse of time, or both, would constitute a default in any material respect by the Company under any Material Contract.  Other than Contracts to be terminated at Closing pursuant to the Affiliate Transaction Termination Agreement, each Material Contract is a valid and binding obligation of the Company, in full force and effect and enforceable in accordance with its terms, except as may be limited by bankruptcy, insolvency, reorganization, fraudulent conveyance, arrangement, moratorium or other similar Applicable Laws relating to or affecting the rights of creditors generally, or by general equitable principles.  Neither the Company nor, to the Knowledge of Seller, any other party to any Material Contract, is in material breach or violation of or in material default under any Material Contract, nor, to the Knowledge of Seller, has any event occurred nor does any circumstance or condition currently exist that (with or without notice, lapse of time or both) would reasonably be expected to (i) result in a material breach or violation of or material default under any Material Contract, (ii)  give any party the right to cancel or accelerate payments under or terminate or modify any Material Contract or (iii)  give any party to any Material Contract the right to seek damages or other material remedies.
(c) The Company is not a party to any Contract with respect to the provision of services (i) that will result in any pricing that would violate Section 401.2456 of the Texas Health and Safety Code (without regard to any waiver or exception from the Texas Commission on Environmental Quality), or (ii) that includes any fixed price payment provisions without regard to volume in consideration for the Company's services.
Section 4.12 Government Contracts.
(a) No Government Contract was awarded on the basis of the Company having preferential status (small business, small disadvantaged business, 8(a), woman owned business, etc.).
(b) (i) Each Government Contract was legally awarded on an arms-length basis, and (ii) no Government Contract is the subject of bid or award protest proceedings.  No facts exist that would reasonably be expected to give rise to a Claim for a material price adjustment under any Government Contract under the Truth in Negotiations Act.
(c) No facts exist which would reasonably be expected to give rise to material liability to the Company under the False Claims Act.
(d) The Company is not undergoing, and within the past five (5) years has not undergone, any material audit, review, inspection, investigation, survey or examination of records relating to any Government Contract.
(e) There is no current material allegation, charge, finding, investigation, or report (internal or external to the Company) to the effect that the Company has been, or may have been, a party to a task order or delivery order or other Government Contract where the goods or services purchased, or identified to be purchased, by a Governmental Authority under such task order or delivery order of such Government Contract are different from those described in the statement of work contained in the multiple award schedule Contract or other Government Contract under which the task order or delivery order or Government Contract was issued.

(f) Neither the Company nor any director, officer, executive employee, or to the Knowledge of Seller, any consultant or Affiliate of the Company has been or is now suspended, debarred, or, to the Knowledge of Seller, proposed for suspension or debarment from Government Contracts, and, no facts exist which would reasonably be expected to give rise to such suspension or debarment, or proposed suspension or debarment.  The Company has never been determined by any Governmental Authority to be non-responsible to perform any Contract.  No Government Contract awarded to the Company has been terminated for default within five (5) years prior to the date of this Agreement.
(g) The Company and its employees hold such security clearances as are required by a Governmental Authority to perform under current Government Contracts.  There is no existing information, fact, condition, or circumstance that would reasonably be expected to cause the Company to lose any such security clearance.
(a) Legal Proceedings.  Except as set forth on Schedule 4.13(a), there are no Actions or Claims (a) pending or threatened in writing against the Company or (b) in any material respect attributable to the Company's operation of its businesses or ownership of its Properties that would reasonably be expected to result in a Liability of the Company, pending or threatened in writing against Seller or any Non-Company Affiliate, and no facts exist which would reasonably be expected to give rise to or serve as the basis for the commencement of any such Action or Claim.  Except as set forth on Schedule 4.13(b), there are no outstanding Orders that affect or bind the Company or any of its Properties in any material respect.  As of the date of this Agreement, there are no Actions or Claims pending or threatened by the Company against any Third Party.
Section 4.14 Compliance with Laws.
(a) Except as set forth on Schedule 4.14 (i) the Company is and, during the past five (5) years, has been in compliance in all material respects with all Applicable Laws relating to its business and operations, (ii) the Company has not received any notice of or been charged with a material violation of any Applicable Laws, and (iii) to the Knowledge of Seller, no investigation or review by any Governmental Authority is pending or threatened against the Company with respect to a material violation of any Applicable Law.
(b) The Company is in compliance in all material respects with all Anti-Bribery Laws relating to its business and operations.  No Action (including a whistleblower complaint) relating to a potential violation of any Anti-Bribery Law is pending or threatened in writing against (i) the Company, (ii) its current directors, officers, employees, agents or associated persons or (iii) its former directors, officers, employees, agents or associated persons (in the case of this clause (iii), solely with respect to violations that occurred during the period of time in which such Persons were directors, officers, employees, agents or associated persons of the Company).  Without limiting the generality of the foregoing, none of the Company or its Representatives or associated persons has, in furtherance of or in connection with the business of the Company, made any payment, offer, gift, promise to give, or authorized any payment or gift, either directly or indirectly, to any Person with the intention of influencing a Person to perform his or her function improperly or where the offer, provision or acceptance of such advantage would itself be improper in violation of applicable Anti-Bribery Laws.
(c) The Company is not currently conducting, and since January 1, 2005 has not conducted, any business outside of the United States.

Section 4.15 Permits.  The Company has all Permits that are required under Applicable Laws and under any Contract for, and are material to, the operation, lease or ownership of its business, properties and other assets as presently conducted.  Schedule 4.15 sets forth all such Permits that are material for the operation, lease or ownership of the Company's business, properties and other assets as presently conducted ("Material Permits").  The Company has taken all necessary action in all material respects to maintain all Permits to which it is a party in full force and effect including the submission of timely and complete applications for renewal or reissuance of any such Permits.  The Company is not in default under or in breach or violation (and no event has occurred that, with notice or the lapse of time or both, would constitute a default under or a breach or violation of) in any material respect of any term, condition or provision of any Permit to which it is a party.  The Company has not received any communication that any of the Permits to which it is a party are not currently in good standing or that it is in material default under or in material breach or violation of any Permit to which it is a party.
Section 4.16 Environmental Matters.
(a) The Company has all Permits that are required under applicable Environmental Laws to operate its business as conducted as of the date hereof and at the Closing ("Environmental Permits").  All such Environmental Permits that are material to the operation of the Company's business are set forth on Schedule 4.16(a)(i).  The Company has taken all necessary action to maintain all Environmental Permits to which it is a party in full force and effect including the submission of timely applications for renewal or reissuance of such Environmental Permits.  Except as set forth on Schedule 4.16(a)(ii), the Company is not in default under or in breach or violation (and no event has occurred that, with notice or the lapse of time or both, would constitute a default under or a breach or violation of) in any material respect of any term, condition or provision of any Environmental Permit to which it is a party.  There are no currently existing facts or circumstances that would reasonably be expected to prevent any such Environmental Permits from being renewed or reissued under applicable Environmental Laws (as in effect and as interpreted as of the date of this Agreement).
(b) Except as set forth on Schedule 4.16(b), the Company is and, during the past five (5) years, has been in compliance in all material respects with applicable Environmental Laws.  Except as set forth on Schedule 4.16(b), there are no currently existing facts or circumstances that would reasonably be expected to prevent or interfere in any material respect with its compliance with applicable Environmental Laws (as in effect and as interpreted as of the date of this Agreement) or necessitate any material expenditures to comply with applicable Environmental Laws (as in effect as of the date of this Agreement); provided this representation does not extend to facts or circumstances to the extent attributable to or to the extent adversely impacted by the operation of the Company after the Closing Date.
(c) Except as set forth on Schedule 4.16(c), the Company has not received any written communication of and is not subject to any pending, or to the Knowledge of Seller, threatened, Order, Claim or Action alleging either (i) that it is in material violation of any applicable Environmental Law or that it is in material default under or in material breach or violation of any Environmental Permit, (ii) that it has any material Environmental Liability or obligation under or relating to any applicable Environmental Law or (iii) that seeks any termination of or an adverse modification to any Environmental Permit held by it pursuant to Environmental Law.

(d) Except as set forth on Schedule 4.16(d), no Hazardous Materials have been Released at the Real Property or arranged to be disposed of at Third Party sites by, or on behalf of, the Company in material violation of any Environmental Laws, or in a manner or to a location that would reasonably be expected to result in a material Environmental Liability.
(e) Except as set forth on Schedule 4.16(e), except for Contracts entered into in the ordinary course of business with customers and that have been made available to Purchaser, the Company has not, contractually assumed or provided any indemnity against any Liability of any other Person, under or relating to any Environmental Laws.
(f) Seller has provided or otherwise made available to Purchaser all material environmental audits, reports, and assessments prepared since January 1, 2014 concerning the Company and the Real Property that are in the Possession of Seller.
Section 4.17 Insurance.  Schedule 4.17 contains a list of insurance policies currently in effect as of the date of this Agreement that are maintained by the Company and, to the extent providing coverage for the Company, by Seller or its Affiliates (specifying the insurer, the amount of coverage, the type of insurance, the policy number and the period of coverage) (collectively, the "Insurance Policies").  Seller has delivered or made available to Purchaser true, correct and accurate copies of and/or binders with respect to such Insurance Policies.  With the exception of health and welfare related insurance, Seller has provided or made available to Purchaser a summary of any pending claims and the claims history for the last three (3) years in each case for claims by or with respect to the Company or Seller (including, for each claim, the name of the claimant, the amount and nature of the claim and the Insurance Policy at issue).  Neither Seller nor the Company (i) has received any correspondence or written notification that alleges a potential insurance claim that has not been disclosed to Purchaser or (ii) is in default in any material respect with respect to any of the provisions contained in the Insurance Policies or the payment of any premiums under any Insurance Policy.  The Insurance Policies are valid and in full force and effect and all premiums due on such Insurance Policies have been paid.  The Insurance Policies provide coverage sufficient for compliance with all applicable Laws and the requirements of all of Contracts and Permits.
Section 4.18 Intercompany Obligations.  Except as otherwise provided in this Agreement and subject to the satisfaction of the conditions set forth in Sections 8.05 and 8.06, no obligations, Contracts or other Liabilities exist between the Company, on the one hand, and Seller or any Non-Company Affiliate, on the other hand, that will continue in effect subsequent to the Closing.
Section 4.19 Bank Accounts; Powers of Attorney.  Schedule 4.19 sets forth (a) a correct and complete list of all bank, deposit, lock-box or cash collection accounts of the Company, in each case, including the financial or other institution at which it is located and each authorized signatory with respect thereto and (b) the names of all Persons, if any, holding a power of attorney from the Company.

Section 4.20 Affiliate Transactions.  Other than as set forth on Schedule 4.20 or for employment Contracts set forth on Schedule 4.11, neither Seller nor any of its Affiliates (other than the Company) nor its or their respective Representatives: (a) is a party to any Contract with the Company; (b) is a party to any transaction with the Company; or (c) has any ownership interest in any property (real, personal or mixed), tangible or intangible, which is used in the operation of the business of the Company (other than property that has de minimis value or is not otherwise material to the operation of the business of the Company) (collectively, "Affiliate Transactions").
Section 4.21 NRC Matters and Radiological Licenses.
(a) The Company has all Radiological Licenses and other material consents and approvals that are issued by the NRC or any Agreement State having jurisdiction, that are necessary to own and operate its business as presently owned and operated, pursuant to the requirements of all Nuclear Laws, and all such Radiological Licenses and other material consents and approvals, each of which is set forth on Schedule 4.21(a), are in full force and effect and timely applications for renewal or reissuance of such have been submitted, if required.
(b) Except as set forth on Schedule 4.16(c), the Company is in material compliance with all applicable Radiological Licenses, Nuclear Laws and Orders, rules, regulations, consents, approvals or decisions of the NRC and any Agreement State having jurisdiction.
(c) There is no Nuclear Fuel, including Spent Nuclear Fuel, located on the Real Property.
Section 4.22 Regulation as a Utility.  The Company is not, and is not subject to regulation as, (i) a public utility or public service company (or similar designation) by any state of the United States, (ii) a "public utility" under the Federal Power Act, as amended, or (iii) a "public-utility company" or "holding company" of a "public-utility company" under the Public Utility Holding Company Act of 2005.
Section 4.23 Customers and Suppliers.
(a) Schedule 4.23(a) sets forth a true, correct and complete list of the ten (10) most significant customers (by revenue) of the Company (the "Top Customers") for each of the twelve (12) month periods ended December 31, 2015 and December 31, 2016 and for the ten (10) month period ended October 31, 2017, and the amount for which each such Top Customer was invoiced by the Company during such periods.  Except as set forth in Schedule 4.23(a), neither Seller nor the Company has received any written or, to the Knowledge of Seller, oral notice from any Top Customer that is a Top Customer for the ten (10) month period ended October 31, 2017 to the effect that such Top Customer intends to terminate or materially reduce (other than in connection with general business fluctuations) its existing business relationship with the Company.
(b) Schedule 4.23(b) sets forth a true, correct and complete list of the ten (10) most significant suppliers (by purchases) of the Company (the "Top Suppliers"), for each of the twelve (12) month periods ending December 31, 2015 and December 31, 2016 and for the ten (10) month period ended October 31, 2017, and the amount each such Top Supplier was invoiced by the Company during such periods (treating affiliated suppliers as a single supplier).   Except as set forth in Schedule 4.23(b), neither Seller nor the Company has received any written or, to the Knowledge of Seller, oral notice from any Top Supplier that is a Top Supplier for the ten (10) month period ended October 31, 2017 to the effect that such Top Supplier intends to terminate or materially reduce (except for reductions that are at the request of the Company in connection with (i) projects that are being completed or are near completion or (ii) other general business fluctuations) its existing business relationship with the Company.

Section 4.24 Brokers' Fees.  The Company does not have any Liability to pay fees or commissions to any broker, finder or agent with respect to the transactions contemplated by this Agreement.
ARTICLE 5
 REPRESENTATIONS AND WARRANTIES OF PURCHASER
Purchaser hereby represents and warrants to Seller as follows:
Section 5.01 Organization.  Purchaser is a corporation duly formed, validly existing and in good standing under the Applicable Laws of its jurisdiction of organization, and has all requisite corporate power and authority to conduct its business as it is now being conducted and to own, lease and operate its Properties.  Purchaser is duly qualified or licensed to do business in each jurisdiction in which the ownership or operation of its Properties make such qualification or licensing necessary, except in those jurisdictions where the failure to be so duly qualified or licensed would not, individually or in the aggregate, reasonably be expected to result in a material adverse effect on Purchaser's ability to perform its obligations under this Agreement or any Ancillary Agreement to which it is or will be a party.
Section 5.02 Authority; Enforceability.  Purchaser has (or in the case of Ancillary Agreements to be executed at or prior to the Closing, will have prior to such execution) all requisite corporate power and authority to execute and deliver this Agreement and the Ancillary Agreements to which Purchaser is a party, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby.  The execution and delivery by Purchaser of this Agreement and the Ancillary Agreements to which Purchaser is a party, and the performance by Purchaser of its obligations hereunder and thereunder, have been (or in the case of Ancillary Agreements to be executed at or prior to the Closing, prior to such execution will be) duly and validly authorized by all necessary corporate action.  This Agreement and each Ancillary Agreement to which Purchaser is a party has been (or in the case of Ancillary Agreements to be executed at or prior to the Closing, prior to such execution will be) duly and validly executed and delivered by Purchaser and constitutes the legal, valid and binding obligation of Purchaser and is enforceable against Purchaser in accordance with its terms, except as the same may be limited by bankruptcy, insolvency, reorganization, fraudulent conveyance, arrangement, moratorium or other similar Applicable Laws relating to or affecting the rights of creditors generally, or by general equitable principles.
Section 5.03 No Conflicts; Consents and Approvals.  The execution and delivery by Purchaser of this Agreement and the Ancillary Agreements to which Purchaser is a party do not, and the performance by Purchaser of its obligations under this Agreement and the Ancillary Agreements to which Purchaser is a party will not:

(a) conflict with or result in a violation or breach of any of the terms, conditions or provisions of the Organizational Documents of Purchaser;
(b) require any consent or approval from or a notice to a Third Party with respect to, violate or result in a breach of or default (or give rise to any right of termination, cancellation or acceleration) under (with or without the giving of notice, the lapse of time, or both), any material Contract to which Purchaser is a party or otherwise bound, other than any such violations or defaults (or rights of termination, cancellation or acceleration) that would not, individually or in the aggregate, reasonably be expected to result in a material adverse effect on Purchaser's ability to perform its obligations under this Agreement or any Ancillary Agreement;
(c) conflict with, violate or breach any term or provision of any Applicable Law applicable to Purchaser; or
(d) require any consent or approval of any Governmental Authority, or notice to, or declaration, filing or registration with, any Governmental Authority, or notice to, or declaration, filing or registration with, any Governmental Authority under any Applicable Law.
Section 5.04 Legal Proceedings.  There are no Actions pending or threatened in writing against Purchaser or any of its Affiliates, nor are there any outstanding Orders that affect or bind Purchaser or any of its Properties, that would reasonably be expected to result in a material adverse effect on Purchaser's ability to perform its obligations under this Agreement or any Ancillary Agreement to which it is a party.
Section 5.05 Investment Representations.  Purchaser is an investor experienced (or owned or managed by Persons experienced) in evaluating investments and has the knowledge, experience and resources to enable it to evaluate and to bear the risks of the investment represented by the Subject Securities.  Purchaser understands that the sale of the Subject Securities under this Agreement will not be registered or qualified under the Securities Act of 1933 or any state securities or blue sky laws.  The Subject Securities are being acquired by Purchaser for its own account for the purpose of investment and not with a view to distribution in violation of the Securities Act of 1933 or any applicable state securities or blue sky laws.
Section 5.06 Brokers.  Purchaser does not have any liability or obligation to pay any fees or commissions to any broker, finder or agent with respect to the transactions contemplated by this Agreement.
Section 5.07 Financing.
(a) Purchaser has furnished Seller with true, correct and complete copies of the executed equity commitment letter, dated as of the date hereof, between Purchaser and JFL Equity Investors IV, L.P. (the "Equity Investor") (such commitment letter, including any schedules, exhibits and amendments thereto, the "Equity Commitment Letter"), pursuant to which the Equity Investor has committed, subject to the terms and conditions set forth therein, to invest the cash amount set forth therein for the purposes set forth in the Equity Commitment Letter (the "Equity Financing").  As of the date of this Agreement, the Equity Commitment Letter is in full force and effect and is (i) a legal, valid and binding obligations of Purchaser and the Equity Investor and (ii) enforceable in accordance with its terms against Purchaser and the Equity Investor, except as the same may be limited by bankruptcy, insolvency, reorganization, fraudulent conveyance, arrangement, moratorium or other similar Applicable Laws relating to or affecting the rights of creditors generally, or by general equitable principles.  As of the date of this Agreement, no event has occurred which, with or without notice, lapse of time or both would or would reasonably be expected to constitute a default or breach on the part of Purchaser or the Equity Investor  under the Equity Commitment Letter; provided, however, that Purchaser is not making any representation or warranty regarding the effect of (A) any inaccuracy in the representations and warranties of the Seller contained in ARTICLE 3 or ARTICLE 4 or (B) the failure of Seller or any of its Affiliates to comply with any covenant herein or in any Ancillary Agreement.

(b) As of the date of this Agreement, the Purchaser is not aware of any fact or circumstance that would prevent any of the conditions to the Equity Financing from being satisfied or the Equity Financing from being consummated and available to the Purchaser on the Closing Date; provided, however, that Purchaser is not making any representation or warranty regarding the effect of any inaccuracy in the representations and warranties of the Seller contained in ARTICLE 3 or ARTICLE 4.
Section 5.08 Waiver of Other Representations.  Purchaser acknowledges that the representations and warranties set forth in ARTICLE 3 and ARTICLE 4 constitute the sole and exclusive representations and warranties of Seller in connection with the transactions contemplated by this Agreement and that there are no representations, warranties, covenants, understandings or agreements of Seller or the Company regarding the Company or the Subject Securities other than those set forth in this Agreement.  Except for the representations and warranties expressly set forth in ARTICLE 3 and ARTICLE 4, Purchaser disclaims reliance on any representations or warranties, either express or implied, by Seller or the Company including any representation or warranty expressed or implied in any oral, written or electronic response to any information request provided to Purchaser.  Purchaser has conducted its own independent review and analysis of the business, operations, assets, liabilities, results of operations, financial condition, technology and prospects of the Company and acknowledges that Purchaser has been provided access to personnel, properties, premises and records for such purpose.  Purchaser further acknowledges that it has had an opportunity to discuss the Company's business, management, financial affairs and the terms and conditions of the purchase and sale of the Subject Securities with the Company's management.
ARTICLE 6
 COVENANTS OF THE PARTIES
Section 6.01 Access.  From and after the date of this Agreement until the earlier of the Closing or the termination of this Agreement pursuant to ARTICLE 12 (the "Interim Period"), Seller shall, and shall cause the Company to, provide Purchaser and the Debt Financing Sources and their respective Representatives with reasonable access, upon reasonable prior notice and during normal business hours, to all officers, employees, agents and accountants of the Company, its Properties (provided that Purchaser shall not be entitled to collect any air, soil, surface water or groundwater samples or to perform any invasive or destructive sampling on such Properties), its books and records, Contracts, Permits and other documents and data related to the Company (including the ability to make copies and abstracts thereof), but only to the extent that such access does not unreasonably interfere with the business and operations of the Company; provided, however, that (a) Seller shall have the right to (i) have a Representative present for any communication with employees or officers of the Company and (ii) impose reasonable restrictions and requirements on such access for safety purposes and (b) Seller shall not be required to provide access to any information (i) that is subject to attorney client privilege to the extent doing so would cause such privilege to be waived (provided that the Company shall use commercially reasonable efforts to allow for such access (or as much of it as possible) in a manner that does not result in a loss of attorney-client privilege), or (ii) if the provision of access, as reasonably determined in writing by Seller's outside counsel, would be prohibited by Applicable Law.  All such access and information obtained as a result of such access shall be subject to the terms and conditions of the Confidentiality Agreement.  Purchaser shall, and shall cause the Debt Financing Sources and its and their respective Representatives to, abide by the terms of the Confidentiality Agreement with respect to any access or information provided pursuant to this Section 6.01.

Section 6.02 Conduct of Business During the Interim Period.
(a) During the Interim Period, except as expressly contemplated by this Agreement, as required by Applicable Law, or with the prior written consent of Purchaser (not to be unreasonably withheld, conditioned or delayed), Seller shall cause the Company to:
(i)
conduct its business in the ordinary course consistent with past practices or current business initiatives or undertakings and use commercially reasonable efforts to conduct its business in compliance in all material respects with all Applicable Laws;

(ii)	use commercially reasonable efforts to preserve its business relationships, property and assets with then present needs and past practices (including all Material Permits and Environmental Permits);
(iii)
except as permitted by Section 6.02(b)(vii), use commercially reasonable efforts to keep available the services of its employees (subject to hiring and terminations of any non-executive level employees in the ordinary course of business consistent with past practice);

(iv)	maintain its books and records in the ordinary course of business consistent with past practice;
(v)	promptly notify Purchaser in writing upon the commencement of any material Action against the Company;
(vi)
collect accounts receivable and pay, discharge and satisfy all accounts payable and Taxes, in each case in the ordinary course of business consistent with past practice and as such accounts payable and Taxes become due and payable, or in accordance with their terms unless subject to good faith disputes over whether payment or performance is owing; and

(vii)
transfer the employment of those individuals set forth on Schedule 6.02(a)(vii) to the Company (each such individual, a "Transferring Individual"), provided that such transfer shall only be effected if the terms of employment have been mutually agreed upon by the Company, Purchaser and such individual.

(b) Without limiting the generality of Section 6.02(a), except (A) as expressly contemplated by this Agreement, (B) as required by Applicable Law, (C) with the prior written consent of Purchaser (not to be unreasonably withheld, conditioned or delayed, other than with respect to clauses (i), (ii), (iii) or (iv), consent for which may be withheld for any reason) or (D) as set forth in the corresponding subsections of Schedule 6.02(b), during the Interim Period, Seller shall cause the Company to not, directly or indirectly:
(i)	adopt or propose any change in its Organizational Documents;
(ii)	adopt a plan or agreement of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization;
(iii)
issue, sell, transfer, pledge, dispose of or encumber any shares of, or securities convertible into or exchangeable for, or options, warrants, calls, commitments or rights of any kind to acquire, any Equity Securities in the Company, as applicable;

(iv)
(A) split, combine, subdivide or reclassify its outstanding Equity Securities; or (B) declare, set aside or pay any dividend or other distribution payable in cash, Equity Securities or other property in respect of its Equity Securities;

(v)
(A) make or commit to make any capital expenditure other than and in excess of the capital expenditures in the aggregate set forth in the Company's CapEx Budget, in each case in amounts set forth in such budget, or (B) refrain from making any capital expenditures scheduled to be made in accordance with the CapEx Budget;

(vi)
(A) except as set forth on Schedule 6.02(b)(vi), increase (or announce any increase in) the compensation or benefits payable by the Company to any Participant or Transferring Individual other than pursuant to any Benefit Plan made available to Purchaser; (B) adopt, establish, enter into, amend, modify or terminate any Benefit Plan or collective bargaining agreement; (C) grant any severance (except for severance granted in the ordinary course of business consistent with past practice and pursuant to existing policies or practice made available to Purchaser and which shall be fully paid prior to the Closing) or retention benefits, change of control, termination or similar compensation or benefits to any Participant or Transferring Individual; (D) enter into any trust, annuity or insurance Contract or take any action to fund or otherwise secure the payment of any compensation or benefit for any Participant or Transferring Individual or (E) take any action to accelerate the time of vesting or payment of any compensation or benefit for any Participant or Transferring Individual;

(vii)
(A) except as set forth on Schedule 6.02(b)(vii) hire or offer to hire any new employee with an annual salary in excess of one hundred thousand dollars ($100,000) or terminate or encourage any employee to resign (other than a termination for cause of an employee as determined by Seller in its reasonable discretion consistent with past practices) or (B) institute any general layoff of employees or implement any early retirement plan or announce the planning of any such action;

(viii)
(A) acquire (by merger, consolidation, acquisition of stock or assets or otherwise) any equity interest in or a material portion of the assets of, any other business or Person or division thereof or create any Subsidiary, (B) enter into any new line of business outside of its existing business or business initiatives previously disclosed to Purchaser or (C) acquire, lease (as lessee) or license (as licensee) any real property;

(ix)
sell, lease, encumber (including by the grant of any Lien thereon (other than Permitted Liens)) or otherwise dispose of any material tangible or intangible assets or property, except pursuant to existing Contracts made available to Purchaser prior to the date hereof;

(x)
(A) incur, assume or increase any Debt Obligations other than (i) Debt Obligations that will be repaid prior to the Closing or (ii) the Intercompany Revolving Credit Facility, (B) make any loans, advances or capital contributions to, or investments in, any other Person, (C) cancel, release or assign any Liabilities or Debt Obligations payable to the Company, or (D) incur, assume or increase any Support Obligation;

(xi)
enter into any Material Contract (other than a Material Contract entered in the ordinary course of business that is only a Material Contract pursuant to Section 4.11(a)(i), (ii), (viii) or (xii)) or agree to any material modification, amendment or extension of, or terminate any Material Contract or grant any waiver under or give any consent with respect to any Material Contract (other than a modification, amendment or extension made in the ordinary course of business that is only a Material Contract pursuant to Section 4.11(a)(i), (i), (viii) or (xii));

(xii)	mortgage, pledge or grant any Lien (other than Permitted Liens) on any of its assets;
(xiii)
change its method of accounting or accounting practice or policy used by it except any change required by reason of a change in GAAP or Applicable Law, or revalue any of its assets other than as required by GAAP;

(xiv)
change any cash management policies in any material respect or otherwise materially delay payment of accounts payable beyond their due date or the date when such accounts payable would have been paid in the ordinary course of business consistent with past practice;

(xv)	change its practices and procedures in any material respect to materially accelerate the collection of any accounts receivable;
(xvi)
take action to cause any current Insurance Policies to be canceled or terminated or any of the coverages thereunder to lapse, unless simultaneously with such cancellation, termination or lapse, replacement policies providing coverage equal to or greater than the coverage cancelled, terminated or lapsed are in full force and effect at the Closing;

(xvii)
(A) institute any Action, including in respect of any former or current employee, customer, supplier, licensor, licensee or contractor, or (B) settle or agree to settle any Action, including in respect of any former or current employee, customer, supplier, licensor, licensee or contractor, other than settlements that only involve the payment of monetary relief of less than twenty-five thousand dollars ($25,000) individually or one hundred thousand dollars ($100,000) in the aggregate;

(xviii)
settle or compromise any material liability for Taxes, amend any material Tax Return, file any material Tax Return in a manner inconsistent with past practice or adopt or change in any material respect any method of accounting for Tax purposes, file or change any Tax election, make any voluntary Tax disclosure, or enter into any closing agreement as described in Section 7121 of the Code (or any corresponding or similar provision of state, local, or foreign Tax law) with respect to any material Tax, in each case, that could adversely affect Purchaser or the Company with respect to taxable periods (or portions thereof) beginning on or after the Closing Date, except as required by Applicable Law;

(xix)
except as set forth on Schedule 6.02(b)(xix), take or cause to be taken any action that would decrease amounts owed to Seller under the Intercompany Revolving Credit Facility or the amount of trade payables owed by the Company to Contran or any other Non-Company Affiliate as compared to such amounts owed as of the date of this Agreement;

(xx)	take any action that would reasonably be expected to prevent, delay or impede the consummation of the transactions contemplated hereby in violation of Section 6.02; or
(xxi)	enter into any Contract to do any of the foregoing.
(c) Nothing contained in this Agreement shall be deemed to give Purchaser, directly or indirectly, the right to control or direct the Company's operations prior to Closing.  During the Interim Period, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its operations.
Section 6.03	Commercially Reasonable Efforts; Regulatory and Other Approvals; Andrews County Lease Termination Steps; Financing; Insurance Policies. During the Interim Period and not later than the Closing:

(a) Each Party shall, in order to consummate the transactions contemplated by this Agreement, (i) use commercially reasonable efforts to take all steps necessary to obtain all consents and approvals from and to make all filings required to be made by it with, and to give all required notices to, all applicable Governmental Authorities or other Persons, in each case as promptly as practicable, and (ii) provide such other information and communications to such Governmental Authorities or other Persons as such Governmental Authorities or other Persons may reasonably request in connection therewith.
(b) Concurrently with the execution of this Agreement, the Parties have entered into the Omnibus Reconveyance Agreement providing for the Andrews County Lease Termination Steps defined below.  On the date specified in the Omnibus Reconveyance Agreement, the Parties will issue the Notice to Proceed (as defined in the Omnibus Reconveyance Notice) pursuant to which the Company will notify Andrews County of its exercise, subject to the occurrence of the Closing, of the Reconveyance Option.  Subject to obtaining the Debt Financing, in connection with the exercise of the Reconveyance Option, the Parties shall fulfill their respective obligations under the Omnibus Reconveyance Agreement and shall cooperate with one another, in collaboration with Andrews County, to cause the Andrews County Lease Termination Steps, to be fulfilled, in each case, in accordance with and subject to the terms of the Omnibus Reconveyance Agreement.  For purposes of this Agreement, "Andrews County Lease Termination Steps" means: (A) the termination of the Andrews County Lease on the Option Reconveyance Date (as defined in the Andrews County Lease), including the termination of all of the covenants contained in the Andrews County Lease, the Guaranty, the ACH Pledge Agreement and the Contran Pledge Agreement; (B) the reconveyance of the Leased Assets by Andrews County to the Company pursuant to the Reconveyance Documents; (C) the release by Andrews County of all Andrews County Support Obligations and all other Liens existing under the Andrews County Lease Obligations; (D) the return to the applicable pledging parties of any collateral pledged pursuant to the Andrews County Support Obligations (including the collateral pledged under the ACH Pledge Agreement, the Contran Pledge Agreement and the membership interest certificate representing the Subject Securities, in each case, duly endorsed in blank or accompanied by duly executed assignment documents; (E) the delivery by Andrews County of the Reconveyance Documents; and (F) the return by Andrews County to the Company of the Prepaid Rent Deposit, all effective as of the Closing.  Seller shall use the collateral received by it in connection with the release of the ACH Pledge Agreement to fulfill its obligation to deliver the Subject Securities to Purchaser at the Closing pursuant to Section 2.01.
(c) The Purchaser shall use commercially reasonable efforts to obtain and consummate the Debt Financing on terms and conditions acceptable to Purchaser, as determined in the reasonable judgement of Purchaser, including using all commercially reasonable efforts to enter into definitive agreements with respect to the Debt Financing containing terms and conditions acceptable to Purchaser, as determined in the reasonable judgment of Purchaser; provided, however that notwithstanding anything herein to the contrary, in no event shall the commercially reasonable efforts of Purchaser be deemed or construed to require Purchaser to, and Purchaser shall not be required to (i) obtain Debt Financing in an amount in excess of sixty nine million, eight hundred ninety two thousand, one hundred forty-five dollars and twenty-seven cents ($69,892,145.27) or (ii) amend or waive any of the terms or conditions hereof.  The Purchaser shall keep the Seller informed on a reasonably current basis in reasonable detail of the status of its efforts to arrange the Debt Financing.  During the Interim Period, Seller will, and will cause the Company and its and the Company's Representatives to, subject to the limitations in Section 6.01, provide to Purchaser such cooperation as is reasonably requested by Purchaser in connection with arranging and obtaining the Debt Financing; provided, that none of the Seller, (in respect of periods prior to Closing) the Company, or their Affiliates shall: (A) be required to pay any commitment or other similar fee; (B) have any Liability or any obligation under any credit agreement or any related document or any other agreement or document related to the Debt Financing (or alternative financing); or (C) be required to incur any other Liability in connection with the Debt Financing (or any alternative financing) unless reimbursed and indemnified in full by the Purchaser to the satisfaction of the Seller; provided, further, that all non-public or other confidential information provided by the Company or any of its Representatives shall be kept confidential and maintained in accordance with the terms of this Agreement.

(d) Subject to the terms and conditions of this Agreement, without the prior written consent of Seller, Purchaser will not permit any amendment or modification to be made to, or any waiver of any provision or remedy pursuant to, the Equity Commitment Letter if such amendment, modification or waiver would, or would reasonably be expected to, (i) reduce the aggregate amount of the Equity Financing, (ii) impose new or additional (or adversely modifies any existing) conditions to the receipt of the Equity Financing, or (iii) impede, prevent or materially delay the Closing or the other transactions contemplated by this Agreement.  Purchaser shall have the right to permit the Equity Investor or any other party to the Equity Commitment Letter to assign its or their commitments thereunder to other equity financing sources; provided that (A) any such assignee agrees in writing to be bound by all of the terms, conditions and provisions contained in the Equity Commitment Letter; and (B) no such assignment will relieve the Equity Investor of its obligations under the Equity Commitment Letter if such assignee does not perform such obligations.
(e) The Purchaser shall use commercially reasonable efforts to obtain the R&W Insurance Policy and Business Interruption Insurance Policy, in each case on terms and conditions acceptable to Purchaser, as determined in the reasonable judgment of Purchaser, including (i) using all commercially reasonable efforts to satisfy on or prior to the Closing Date all conditions and requirements applicable to the Purchaser to obtaining the R&W Insurance Policy and the Business Interruption Insurance Policy, and (ii) paying all policy premiums and other fees and expenses associated with obtaining the R&W Insurance Policy and Business Interruption Insurance Policy required to be paid at or prior to the Closing.
Section 6.04 Employees; Employee Benefits.
(a) For a period of six (6) months following the Closing Date, Purchaser or its subsidiaries shall provide each employee of the Company who remains employed by the Company following the Closing (each, a "Company Employee") with (i) compensation (excluding 401(k) matches) that is at least as favorable in the aggregate to the compensation (excluding 401(k) matches) provided to such Company employee immediately prior to the Closing Date, as set forth in a schedule that has been delivered to Purchaser on or prior to the date hereof (which may be updated solely in accordance with its terms or this Agreement), and (ii) benefits, other than medical benefits, that are substantially similar in the aggregate to the benefits (other than medical benefits) provided to similarly situated employees of Purchaser and its subsidiaries during such period; provided, that Transferring Individuals shall receive the compensation mutually agreed between such individual and the Purchaser prior to Closing.  For the avoidance of doubt, each Company Employee shall retain any paid time off he or she has accrued at the time of the Closing and shall continue to accrue paid time off for the duration of the six (6)-month period following the Closing at the greater of (A) the Company's standard paid time off accrual rate or (B) Purchaser's standard paid time off accrual rate.

(b) From and after the Closing, Purchaser shall give or cause to be given to each Company Employee full credit for purposes of eligibility to participate, vesting and level of service under each employee benefit plan, program or arrangement established or maintained by Purchaser under which Company Employees are eligible to participate on or after the Closing for service accrued or deemed accrued on or prior to the Closing with the Company to the same extent that such credit was recognized by the Company under the comparable Benefit Plans immediately prior to the Closing; provided, however, that (i) no such credit shall be provided to the extent that such credit would result in any duplication of benefits for the same period of service and (ii) no such credit shall be provided for purposes of benefit accrual under any defined benefit pension plan.
(c) With respect to each welfare benefit plan, program or arrangement maintained, sponsored or contributed to by Purchaser after the Closing (collectively, the "Purchaser Welfare Benefit Plans") in which any Company Employee may be eligible to participate on or after the Closing, Purchaser shall use commercially reasonable efforts to (i) waive, or cause its affiliates or insurance carrier to waive, all limitations as to preexisting conditions, actively-at-work requirements, exclusions and waiting periods, if any, with respect to participation and coverage requirements applicable to each Company Employee to the same extent satisfied or waived under a comparable Benefit Plan, and (ii) provide or cause its affiliates to provide full credit to each Company Employee for any co-payments, deductibles and out-of-pocket expenses paid by such Company Employee under the comparable Benefit Plan during the relevant plan year up to and including the Closing as if such amounts had been paid under such Purchaser Welfare Benefit Plan.
(d) Notwithstanding anything in this Section 6.04 to the contrary, nothing contained herein, whether express or implied, shall be treated as an establishment, amendment or other modification of any Benefit Plan or any employee benefit plan of Purchaser or any of its affiliates, or shall limit the right of Purchaser or any of its affiliates to amend, terminate or otherwise modify any Benefit Plan or other employee benefit plan following the Closing Date.  Seller and Purchaser acknowledge and agree that all provisions contained in this Section 6.04 are included for their sole benefit, and that nothing in this Section 6.04, whether express or implied, shall create any Third Party beneficiary or other rights: (i) in any other Person, including any Company Employee or former employee, any participant in any Benefit Plan or employee benefit plan of Purchaser or any of its affiliates, or any dependent or beneficiary thereof, or (ii) to continued employment with Purchaser or any of its affiliates or to any particular term or condition of employment.
Section 6.05 No Negotiations.

(a) During the Interim Period, Seller shall not, and shall not authorize or permit any of its Affiliates or Representatives to, directly or indirectly: (i) take any action to knowingly facilitate or encourage any inquiries or the making of any proposal from a Person or group of Persons that would constitute, or would reasonably be expected to lead to, an Alternative Transaction; (ii) enter into or participate in any discussions or negotiations with any Person or group of Persons regarding an Alternative Transaction; or (iii)  enter into an Alternative Transaction or any agreement, arrangement or understanding, including, without limitation, any confidentiality agreement, letter of intent, term sheet or other similar document, relating to an Alternative Transaction, and Seller shall, and shall cause their Representatives to, immediately cease all existing discussions and negotiations, if any, with any Person with respect to an Alternative Transaction.  As used in this Agreement, the term "Alternative Transaction" means any direct or indirect sale of the Company or of all or substantially all of its business or assets to a Third Party.
(b) Seller will, and will cause its Affiliates and its and their respective Representatives to, immediately (i) cease and cause to be terminated all existing discussions or negotiations with any Person conducted heretofore with respect to any inquiry, proposal or request for information that may reasonably be expected to lead to an Acquisition Proposal, (ii) request the prompt return or destruction of all confidential information previously furnished to any such Person or its Representatives, (iii) terminate all physical and electronic data room access previously granted to any such Person or its Representatives, and (iv) enforce the provisions of any existing confidentiality or non-disclosure Contract entered into with respect to any potential Alternative Transaction.
Section 6.06 Further Assurances; Post-Closing Cooperation.
(a) Upon the terms and subject to the conditions of this Agreement, at any time or from time to time after the Closing, each of the Parties hereto shall execute and deliver such other documents and instruments, provide such materials and information and take such other actions as may reasonably be necessary, proper or advisable, to the extent permitted by Applicable Law, to fulfill its obligations under this Agreement.
(b) Without limiting Section 6.06(a), from and after the Closing, with respect to any Property that, immediately prior to the Closing, is (i) used or held for use exclusively by the Company for the conduct of the business the Company as currently conducted and (ii) owned or in which a controlling interest is held by Seller or any Non-Company Affiliate and was not included in the assets owned by the Company as of the Closing (each, an "Additional Company Asset"), Seller will (or will cause any Non-Company Affiliate to), within five (5) Business Days of the request of Purchaser, convey to the Company, at no additional cost to Purchaser or any of its Affiliates (including the Company) all of the rights, title and interests of Seller (or relevant Non-Company Affiliate) in respect of such Additional Company Assets (subject to obtaining all necessary consents or approvals required for the same, and Seller hereby agrees to use Seller's commercially reasonable efforts to obtain all such consents or approvals).  Seller further agrees that all Additional Company Assets transferred or licensed to the Company will be free and clear of any Lien (other than Permitted Liens), and that each representation, warranty, covenant and indemnity of Seller in this Agreement that applied to such Property also will apply to the Additional Company Assets.  Notwithstanding the foregoing, Additional Company Assets will not include any Property that, prior to the Closing, was used to provide any Services (as that term is defined in the Transition Services Agreement).

(c) Following the Closing, each Party shall afford the other Party (at such other Party's sole cost and expense) and its Representatives, during normal business hours, reasonable access (but only to the extent that such access does not unreasonably interfere with the business and operations of such Party or its Affiliates), upon reasonable prior notice, to the books, records and other data relating to the business or financial or operating condition of the Company in its possession with respect to periods prior to the Closing Date and the right to make copies and extracts therefrom, to the extent that such access may be reasonably required by the requesting Party in connection with (i) compliance with the requirements of any Governmental Authority or (ii) any Action (other than any Action between the Parties or their respective Affiliates in connection with this Agreement, the Ancillary Agreements or the transactions contemplated by this Agreement or any Ancillary Agreement); provided, however, that (A) a Party shall have the right to (1) have a Representative present to monitor such access and (2) impose reasonable restrictions and requirements on such access for safety purposes and (B) the disclosing Party shall not be required to provide access to any information (1) that is subject to attorney client privilege to the extent doing so would cause such privilege to be waived (provided that such Party shall use commercially reasonable efforts to allow for such access (or as much of it as possible) in a manner that does not result in a loss of attorney-client privilege), or (2) if the provision of access, as reasonably determined in writing by such Party's outside counsel, would reasonably be prohibited by Applicable Law.  A party receiving any such access and information pursuant to this Section 6.06(c) shall maintain such information in confidence.  Further, Purchaser agrees for a period of seven (7) years after the Closing Date, not to destroy or otherwise dispose of any books, records and other data unless it first offers by notice to Seller to surrender such books, records and other data to Seller and Seller does not agree in writing to take possession thereof, at its cost and expense, during the ten (10) day period after such offer is made.
(d) If, in order to properly prepare its Tax Returns, other documents or reports required to be filed with Governmental Authorities or its financial statements or to fulfill its obligations under this Agreement, it is necessary that Seller be furnished with additional information, documents or records relating to the business or financial or operating condition of the Company, and such information, documents or records are in the possession or control of Purchaser or its Affiliates, Purchaser agrees to use commercially reasonable efforts to furnish or make available such information, documents or records (or copies thereof) at Seller's request, cost and expense.
(e) Notwithstanding anything to the contrary contained in this Section 6.06, if the Parties are in an adversarial relationship in any Action, the furnishing of information, documents or records in accordance with any provision of this Section 6.06 shall be subject to applicable rules relating to discovery.
Section 6.07 Support Obligation Release and Related Covenants.  During the Interim Period, Purchaser shall use commercially reasonable efforts to obtain the full and unconditional release, effective as of the Closing, of each of Seller and its Non-Company Affiliates from any obligation or Liability of or related to the Company pursuant to any of the Permit Support Obligations and Other Support Obligations, in each case as set forth on Schedule 4.03(c), and which are outstanding as of the Closing, including the termination and redelivery to Seller or its Non-Company Affiliates of each original guarantee, letter of credit, indemnity agreement, pledge or other instrument constituting or evidencing such Support Obligations or any collateral pledged as security in respect of any such Support Obligation, other than the Restricted Cash on the Balance Sheet related to the Support Obligations set forth as Items A.3.a and A.4.a on Schedule 4.03(c) (collectively, the "Support Obligation Release"), in each case on terms and conditions that are acceptable to Purchaser, as determined in the reasonable judgment of Purchaser; provided, however that notwithstanding anything herein to the contrary, in no event shall the commercially reasonable efforts of Purchaser be deemed or construed to require Purchaser to, and Purchaser shall not be required to, (i) replace any such Support Obligation with a credit support that is in an amount greater than the amount of such Support Obligation set forth on Schedule 4.03(c) or (ii) amend or waive any of the terms or conditions hereof.  The Purchaser shall keep the Seller informed on a reasonably current basis in reasonable detail of the status of its efforts to arrange the Support Obligation Release.  During the Interim Period, Seller will, and will cause its Affiliates and its and their respective Representatives to, provide to Purchaser such cooperation as is reasonably requested by Purchaser in connection with seeking the Support Obligation Release; provided that none of Seller, the Company (in respect of periods prior to Closing), or their Affiliates shall: (i) be required to pay any commitment or other similar fee; or (ii) be required to incur any other Liability in connection with the Support Obligation Release unless reimbursed and indemnified in full by Purchaser to the satisfaction of Seller.

(a) Termination of Affiliate Transactions.  Effective at the Closing, pursuant to the Affiliate Transactions Termination Agreement, Seller shall cause all of the Affiliate Transactions to be terminated without any termination fees payable by the Company or any costs or other Liability assessed to Purchaser or its Affiliates thereunder (including the Company); provided that the foregoing shall not affect the services to be provided pursuant to the Transition Services Agreement and the payments to be made thereunder.
Section 6.09 Auditor Access.  If the Closing Date shall have occurred on or prior to the date that Seller Guarantor shall have filed its Annual Report on Form 10-K for the year ended December 31, 2017 with the Securities and Exchange Commission, Purchaser shall provide the Historical Auditor with such access, during normal business hours and without unreasonably interfering with the business and operations of the Company or its Affiliates, to the books and records and employees of the Company as the Historical Auditor deems reasonably necessary, in its reasonable judgment, including making the books and records of the Company available for the Historical Auditor to review and copy, as it deems necessary in its reasonable judgment, and shall furnish the Historical Auditor with any other information that it reasonably deems relevant in conjunction with the Historical Auditor's audit of the consolidated financial statements of Seller Guarantor for the year ended December 31, 2017 in order for such consolidated financial statement of Seller Guarantor to be included in Seller Guarantor's timely filed Annual Report on Form 10-K for the year ended December 31, 2017 with the Securities and Exchange Commission, in each case, at Seller's cost and expense.  If the Closing Date shall have occurred on or prior to the date that the Historical Auditor shall have completed its audit of the Company's financial statement for the year ended December 31, 2017, and assuming the Historical Auditor is permitted under its applicable professional standards to complete such audit subsequent to the Closing Date, Purchaser shall provide the Historical Auditor with such access, during normal business hours and without unreasonably interfering with the business and operations of the Company or its Affiliates, to the books and records and employees of the Company as the Historical Auditor deems necessary, in its reasonable judgment, including making the books and records of the Company available for the Historical Auditor to review and copy, as it deems necessary in its reasonable judgment, and shall furnish the Historical Auditor with any other information that it reasonably deems relevant in order to permit the Historical Auditor to complete its audit of the financial statements of the Company for the year ended December 31, 2017, in each case, at Seller's cost and expense.

Section 6.10 Certain Insurance Matters.  From and after the Closing, if requested by Purchaser, Seller will, and will cause its Non-Company Affiliates to, use commercially reasonable efforts to make claims and cooperate with Purchaser regarding the processing of each claim for the benefit of the Company under any property or casualty insurance policy carried or arranged by Seller or one of its Non-Company Affiliates that provides coverage for any pre-Closing period for the Company, its business or any of its Properties or Liabilities, in each case with respect to any claim for pre-Closing occurrences (whether or not such claims are reported prior to or after the Closing).  Purchaser will cooperate with and provide Seller with such detail as may reasonably be requested by Seller or the insurer in order for Seller to seek insurance proceeds with respect to any such claim. To the extent any such claim is subject to an other than per claim deductible, such deductible shall be applied pro rata against such claim based on the total amount of claims made against such insurance policy in the applicable period.  Purchaser or the Company will reimburse Seller or its Non-Company Affiliates, as applicable, for any documented out-of-pocket costs and expenses incurred by Seller or its Non-Company Affiliates from and after the Closing as a result of assisting Purchaser or the Company in seeking any such insurance proceeds.
Section 6.11 Management Committee and Officer Resignations.  At or prior to Closing, Seller shall deliver to Purchaser evidence in a form and substance reasonably satisfactory to Purchaser of the resignations or removals of each of the management committee members and officers of the Company.
Section 6.12 Release.
(a) Effective as of the Closing, Seller, on behalf of Seller and each of its Non-Company Affiliates and its and their respective Representatives (each, a "Seller Releasing Party" and, collectively, the "Seller Releasing Parties"), hereby releases, acquits and forever discharges the Company and its Affiliates (other than Seller and Seller's Non-Company Affiliates), predecessors, successors and permitted assigns (including Purchaser and its Affiliates) and their respective officers, directors, partners, members and equity holders (collectively, the "Seller Released Parties") from any and all manner of Action, Claim, dispute or Liability of any kind or nature whatsoever, past, present, or future, at law, in equity or otherwise (including with respect to conduct which is negligent, grossly negligent, willful, intentional, with or without malice, or a breach of any duty or Applicable Law), existing or occurring prior to the Closing, whether known or unknown, whether fixed or contingent, whether concealed or hidden, whether disclosed or undisclosed, whether liquidated or unliquidated, whether foreseeable or unforeseeable, whether anticipated or unanticipated, whether suspected or unsuspected, which the Seller Releasing Parties, or any of them, ever have had or in the future may have against the Seller Released Parties, or any of them, arising by virtue of or in connection with any actions or inactions with respect to the Company or its affairs on or before the Closing Date; provided, however, that the foregoing release will not release, impair or diminish, and will not include, in any respect any rights of Seller or any other Indemnified Seller Entity under this Agreement or any Ancillary Agreement.

(b) Effective as of the Closing, the Company, on behalf of the Company and each of its Affiliates (other than the Seller and the Non-Company Affiliates), and the Purchaser, and its and their respective Representatives (each, a "Company Releasing Party" and, collectively, the "Company Releasing Parties"), hereby releases, acquits and forever discharges the Seller and its Affiliates, predecessors, successors and permitted assigns and their respective officers, directors, partners, members and equity holders (collectively, the "Company Released Parties") from any and all manner of Action, Claim, dispute or Liability of any kind or nature whatsoever, past, present, or future, at law, in equity or otherwise (including with respect to conduct which is negligent, grossly negligent, willful, intentional, with or without malice, or a breach of any duty or Applicable Law), existing or occurring prior to the Closing, whether known or unknown, whether fixed or contingent, whether concealed or hidden, whether disclosed or undisclosed, whether liquidated or unliquidated, whether foreseeable or unforeseeable, whether anticipated or unanticipated, whether suspected or unsuspected, which the Company Releasing Parties, or any of them, ever have had or in the future may have against the Company Released Parties, or any of them, arising by virtue of or in connection with any actions or inactions with respect to the Company or its affairs on or before the Closing Date; provided, however, that the foregoing release will not release, impair or diminish, and will not include, in any respect any rights of the Company or the Purchaser or any other Indemnified Purchaser Entity under this Agreement or any Ancillary Agreement.
Section 6.13
 Notification of Certain Matters.  Each Party shall give prompt notice to the other of (a) any written notice or other communication received from any Person alleging that the consent of such Person is required in connection with the transactions contemplated by this Agreement or any Ancillary Agreement, (b) any notice from any Governmental Authority in connection with the transactions contemplated by this Agreement or any Ancillary Agreement, (c) any Actions or Claims commenced or, to the Knowledge of Seller or Purchaser's knowledge, as applicable, threatened against, relating to or involving or otherwise affecting such Party or any of its Subsidiaries that relate to the transactions contemplated by this Agreement or any Ancillary Agreement, (d) the discovery of any fact or circumstance, or the occurrence or non-occurrence of any event, that would cause any representation or warranty made by such Party contained in this Agreement to be, with respect to Seller, untrue or inaccurate such that any condition set forth in ARTICLE 7 would not be satisfied, and with respect to Purchaser, untrue or inaccurate such that any condition set forth in ARTICLE 8 would not be satisfied, and (e) any material failure of such Party to comply with or satisfy any covenant or agreement to be complied with or satisfied by it hereunder; provided, however, that the delivery of any notice pursuant to this Section 6.12 shall not (i) cure any breach of, or non-compliance with, any other provision of this Agreement or (ii) limit the remedies available to the Party receiving such notice.

ARTICLE 7
 CONDITIONS TO OBLIGATIONS OF PURCHASER
The obligation of Purchaser to consummate the Closing is subject to the fulfillment, at or before the Closing, of each of the following conditions (all or any of which may be waived in whole or in part by Purchaser in its sole discretion):
Section 7.01 Representations and Warranties.

(a) The representations and warranties made by Seller in ARTICLE 3 and ARTICLE 4 (other than those in Sections 3.01, 3.02, Section 3.03, 4.01, 4.02, 4.08(a) and Section 4.23(b)4 (the "Seller Specified Representations")) (in each case, without giving effect to any qualification of "material", "material respects" or "Company Material Adverse Effect") shall be true and accurate at and as of the Closing Date as though made on and as of the Closing Date (except for such representations and warranties that are made as of a specific date, which representations and warranties shall be true and accurate as of such date), except where the failure of such representations and warranties to be so true and accurate does not have, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
(b) The Seller Specified Representations shall be true and accurate in all respects at and as of the Closing Date as though made on and as of the Closing Date, except for such representations and warranties that are made as of a specific date, which representations and warranties shall be true and accurate in all respects as of such date.
Section 7.02 Performance.  Seller and the Company shall have performed and complied in all material respects with the agreements, covenants and obligations required by this Agreement and each of the Ancillary Agreements to which it is a party to be so performed or complied with by each such Person at or before the Closing.
Section 7.03 Officer's Certificate.  Seller shall have delivered to Purchaser at the Closing a certificate of an officer of Seller, dated as of the Closing Date, certifying that the conditions set forth in Sections 7.01, 7.02 and 7.08 have been satisfied.
Section 7.04 Orders and Applicable Laws.  There shall not be in effect on the Closing Date any Order or Applicable Law restraining, enjoining or otherwise prohibiting or making illegal the consummation of any of the transactions contemplated by this Agreement.
Section 7.05 Andrews County Lease Termination Steps and Support Obligation Release.  The Andrews County Lease Termination Steps shall have been consummated and completely fulfilled as provided in Section 6.03(b) such that (a) all Andrews County Lease Obligations and other Liens existing under the Andrews County Lease Obligations shall have been released, (b) the Option Reconveyance Date shall have occurred and the termination of the Andrews County Lease shall have been completed (including the termination of all of the covenants contained in the Andrews County Lease, the Guaranty, the ACH Pledge Agreement and the Contran Pledge Agreement), in each case, prior to or concurrently with the Closing and (c) Purchaser shall have received (i) all of the Reconveyance Documents, and (ii) the membership interest certificate representing the Subject Securities, duly endorsed in blank or accompanied by duly executed assignment documents.
Section 7.06 Financing and Replacement Support Obligations.
                (a) Purchaser shall have received the proceeds of the Debt Financing on terms and conditions that are acceptable to Purchaser, as determined in the reasonable judgment of Purchaser, and in an amount that is sufficient to fund the Reconveyance Amount in connection with the completion of the Andrews County Lease Termination Steps.

(b) At the Closing, all credit support obligations required for the continued performance of Contracts by the Company or as may be required pursuant to its Permits (and the Applicable Laws governing the same), including guarantees, letters of credit, escrow arrangements, surety and performance bonds, security agreements and arrangements and any combinations thereof are supported by replacement obligations that are (i) acceptable to the Texas Commission on Environmental Quality and (ii) on terms and conditions that are acceptable to Purchaser, as determined in the reasonable judgment of Purchaser.
Section 7.07 Closing Deliveries.  Seller shall have delivered to Purchaser at or prior to the Closing:
(a) a duly executed copy of the Transition Services Agreement;
(b) a duly executed copy of the Affiliate Transaction Termination Agreement; and
(c) a duly executed copy of the Joint Contribution Agreement.
Section 7.08 No Company Material Adverse Effect.  From the date of this Agreement to Closing, there shall not have occurred a Company Material Adverse Effect.
Section 7.09
Capital Contributions.  Seller shall have contributed to the equity of the Company the outstanding balance of the Intercompany Revolving Credit Facility (including principal and any accrued and unpaid interest, premiums and other amounts) outstanding immediately prior to the Closing Date, and such Intercompany Revolving Credit Facility shall have been subsequently cancelled.  In addition, Seller Guarantor shall have caused any other Liabilities of the Company owed to Seller or any Non-Company Affiliate to have been contributed to the equity of the Company.

Section 7.10
Insurance Policies.  Purchaser shall have acquired the R&W Insurance Policy and the Business Interruption Insurance Policy, which R&W Insurance Policy and Business Interruption Insurance Policy shall each be in full force and effect and binding on the insurer under each such policy.

Section 7.11
Consents.  The Company shall have received all consents, terminations, releases and other matters set forth in Schedule 7.11 in form and substance reasonably acceptable to Purchaser, and no such consent, termination, release or other matter shall have been revoked.

ARTICLE 8
 CONDITIONS TO OBLIGATIONS OF SELLER
The obligation of Seller to consummate the Closing is subject to the fulfillment, at or before the Closing, of each of the following conditions (all or any of which may be waived in whole or in part by Seller in their sole discretion):
Section 8.01 Representations and Warranties.
(a) The representations and warranties made by Purchaser in ARTICLE 5 (other than those set forth in Section 5.01 and Section 5.02) (in each case, without giving effect to any qualification of "material", "material respects" or "Purchaser Material Adverse Effect") shall be true and accurate at and as of the Closing Date as though made on and as of the Closing Date (except for such representations and warranties that are made as of a specific date, which representations and warranties shall be true and accurate as of such date), except where the failure of such representations and warranties to be so true and accurate does not have, and would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect.

(b) The representations and warranties made by Purchaser in Section 5.01 and Section 5.02 shall be true and accurate in all respects at and as of the Closing Date as though made on and as of the Closing Date, except for such representations and warranties that are made as of a specific date, which representations and warranties shall be true and accurate in all respects as of such date.
Section 8.02 Performance.  Purchaser shall have performed and complied, in all material respects, with all agreements, covenants and obligations required by this Agreement and the Ancillary Agreements to be so performed or complied with by Purchaser at or before the Closing.
Section 8.03 Officer's Certificate.  Purchaser shall have delivered to Seller at the Closing a certificate of an officer of Purchaser, dated as of the Closing Date, certifying that the conditions set forth in Section 8.01 and Section 8.02 have been satisfied.
Section 8.04 Orders and Applicable Laws.  There shall not be in effect on the Closing Date any Order or Applicable Law restraining, enjoining or otherwise prohibiting or making illegal the consummation of any of the transactions contemplated by this Agreement.
Section 8.05
Andrews County Lease Termination Steps and Support Obligation Release. The Andrews County Lease Termination Steps shall have been consummated and completely fulfilled as provided in Section 6.03(b) such that (a) all Andrews County Lease Obligations and other Liens existing under the Andrews County Lease Obligations shall have been released, and (b) the Option Reconveyance Date shall have occurred and the termination of the Andrews County Lease shall have been completed (including the termination of all of the covenants contained in the Andrews County Lease, the Guaranty, the ACH Pledge Agreement and the Contran Pledge Agreement), in each case, prior to or concurrently with the Closing.

Section 8.07 Support Obligation Release, Generally.  The Support Obligation Release shall have been obtained and completed.
ARTICLE 9
 SURVIVAL; INDEMNIFICATION
Section 9.01 Survival of Certain Representations and Warranties.  (a) The covenants and agreements of the Parties contained in this Agreement that by their terms are to be performed after Closing shall survive until fully performed, (b) the covenants and agreements contained in this Agreement that by their terms are to be performed at or prior to Closing shall survive for a period of eighteen (18) months after the Closing Date, (c) the Seller Specified Representations (other than Section 4.08(a)) and the representations and warranties contained in Section 4.06 (the "Indemnifiable Reps") shall survive until the date that is sixty (60) days after the expiration of the maximum applicable statute of limitations, and there shall be no liabilities or obligations with respect thereto from and after such date, (d) the representations and warranties contained in Section 4.08(a) shall survive until the ten (10) year anniversary of the Closing Date, and (e) all other representations and warranties contained herein shall not survive the Closing; provided, however that any claim made or asserted by a Person within the applicable survival period shall continue to survive with respect to such claim until such claim is finally resolved and all obligations with respect thereto are fully satisfied.

Section 9.02 Indemnification by Seller.  From and after the Closing, subject to the other provisions of this ARTICLE 9, Seller (and Seller Guarantor pursuant to the Seller Guarantee) agrees to indemnify Purchaser and its officers, directors, employees and Affiliates (including the Company) (collectively, the "Indemnified Purchaser Entities") and to hold each of them harmless from and against, any and all Indemnifiable Losses suffered, paid or incurred by any such Indemnified Purchaser Entity (a) arising from any breach of any of the Indemnifiable Reps set forth in this Agreement or the Indemnifiable Reps set forth in the certificate delivered pursuant to Section 7.03 (provided that, for purposes of determining the existence of any such breach and the calculation of Indemnifiable Losses with respect to such breach, any "material", "materiality", "material respects", or "Company Material Adverse Effect" qualifiers shall be disregarded), (b) arising from or relating to any breach by Seller of any of its covenants or agreements contained in this Agreement or any Ancillary Agreement, (c) arising from or relating to any (i) Taxes (or the nonpayment thereof) of Seller and its Affiliates (other than Taxes of the Company) attributable to any Pre-Closing Tax Period or any Pre-Closing Straddle Period or (ii) Taxes (or the nonpayment thereof) imposed on or with respect to the Company attributable to any Pre-Closing Tax Period or any Pre-Closing Straddle Period, or (d) that are Transaction Expenses, to the extent not taken into account in the calculation of the Seller Closing Payment or Final Closing Payment.
Section 9.03
Indemnification by Purchaser.  From and after the Closing Date, subject to the other provisions of this ARTICLE 9, Purchaser agrees to indemnify Seller and its officers, directors, employees and Affiliates (collectively, the "Indemnified Seller Entities") and to hold each of them harmless from and against, any and all Indemnifiable Losses suffered, paid or incurred by any such Indemnified Seller Entity and (a)  arising from any breach of any of the representations and warranties made by Purchaser in ARTICLE 5 or in the certificate delivered pursuant to Section 8.03 (provided that, for purposes of determining the existence of any such breach and the calculation of Indemnifiable Losses with respect to such breach, any "material", "materiality", "material respects", or "Purchaser Material Adverse Effect" qualifiers shall be disregarded) or (b)  arising from or relating to any breach by Purchaser of any of its covenants or agreements contained in this Agreement or any Ancillary Agreement.

Section 9.04 Indemnification Procedures.
(a) If an Indemnified Purchaser Entity or an Indemnified Seller Entity (each, an "Indemnified Entity") believes that a claim, demand or other circumstance exists that has given or may reasonably be expected to give rise to a right of indemnification under this ARTICLE 9 (whether or not the amount of Indemnifiable Losses relating thereto is then quantifiable), such Indemnified Entity shall assert its claim for indemnification by giving written notice thereof (a "Claim Notice") to the party from which indemnification is sought (the "Indemnifying Entity") (i) if the event or occurrence giving rise to such claim for indemnification is, or relates to, a claim, suit, action or proceeding brought by a Person that is not a Party or affiliated with any Party (a "Third Party"), within ten (10) Business Days following receipt of notice of such claim, suit, action or proceeding by such Indemnified Entity, or (ii) if the event or occurrence giving rise to such claim for indemnification is not, or does not relate to, a claim, suit, action or proceeding brought by a Third Party, as promptly as practicable after the discovery by the Indemnified Entity of the circumstances giving rise to such claim for indemnity; provided, however, that in each of the cases in clauses (i) and (ii), that the failure to notify or delay in notifying Seller or Purchaser, as the case may be, shall not relieve the Indemnifying Entity of its obligations pursuant to this ARTICLE 9, except to the extent that such Indemnifying Entity is materially prejudiced as a result thereof.  Each Claim Notice shall describe the claim in reasonable detail.

(b) Upon receipt by an Indemnifying Entity of a Claim Notice in respect of an action or claim of a Third Party, the Indemnifying Entity shall be entitled to assume and have sole control over the defense of such action or claim at its sole cost and expense (subject to the last sentence of this Section 9.04(b)) and with its own counsel but only if (i) it gives notice of its intention to assume the defense of such action or claim with counsel of its own choosing within thirty (30) days after the receipt of such Claim Notice from the Indemnified Entity (provided, however, that the Indemnifying Entity's retention of counsel shall be subject to the written consent of the Indemnified Entity, which consent shall not be unreasonably withheld, conditioned or delayed), (ii) the Third Party Claim does not seek injunctive relief or any other equitable remedy against an Indemnified Entity or involve criminal charges, (iii) the Indemnifying Entity does not fail to diligently conduct the defense of the Third Party Claim, (iv) the Third Party Claim, if adversely determined, would not result in ongoing limitations on the conduct of the business that would reasonably be expected to materially and adversely impact the ability to operate the business of the Company or that would materially and adversely impact the ownership or control by the Purchaser of the Company, (vi) no conflict of interest in the conduct of the defense exists between the Indemnifying Entity and the Indemnified Entity other than any conflict of interest arising out of the parties' relationship under this Agreement, (vii) the assumption of the defense by the Indemnifying Entity is not reasonably likely to cause an Indemnified Purchaser Entity to lose coverage under the R&W Insurance Policy and the R&W Insurance Policy does not otherwise require the insurer under such policy or the Indemnified Purchaser Entity to assume the defense of such Third Party Claim.  If the Indemnifying Entity assumes the defense of any such claim or litigation arising therefrom, the Indemnified Entity shall reasonably cooperate in the defense or prosecution thereof.  Such cooperation shall include the retention and (upon the Indemnifying Entity's request) the provision to the Indemnifying Entity of records and information that are reasonably requested by the Indemnifying Entity or that are reasonably relevant to such claim or litigation, and making employees available on a mutually convenient basis during normal business hours to provide reasonable additional information and explanation of any material provided hereunder.  If the Indemnifying Entity assumes the defense of such claim or litigation, the Indemnified Entity may participate in such defense at the Indemnified Entity's expense, which shall include counsel of its choice.  If the Indemnifying Entity assumes the defense of such a Third Party Claim, the Indemnifying Entity shall be entitled to negotiate a settlement or compromise of such action or claim; provided, however, that (x) such settlement or compromise shall only involve the payment of monetary damages by the Indemnifying Entity (without any admission of guilt or equitable remedy) and shall include a full and unconditional waiver and release by the Third Party of all Indemnified Entities, and (y) any such settlement or compromise that does not satisfy the requirements of clause (x) shall be permitted only with the written consent of the Indemnified Entity, which consent shall not be unreasonably withheld, conditioned or delayed, and it will not be deemed unreasonable to withhold consent if such settlement or compromise would materially and adversely impact the business of the Indemnified Entity or its Affiliates (including, with respect to an Indemnified Purchaser Entity after the Closing, the Company).  If, within thirty (30) days of receipt from an Indemnified Entity of any Claim Notice with respect to a Third Party action or claim, the Indemnifying Entity (i) advises such Indemnified Entity in writing that the Indemnifying Entity shall not elect to defend, settle or compromise such action or claim, (ii) is not entitled to assume and Control the defense of such action or claims or (iii) fails to make such an election in writing, such Indemnified Entity may, at its option, defend, settle or otherwise compromise or pay such action or claim; provided, however, that any such settlement or compromise shall be permitted only with the written consent of the Indemnifying Entity, which consent shall not be unreasonably withheld, conditioned or delayed.  Unless and until the Indemnifying Entity makes an election in accordance with this Section 9.04(b) to defend, settle or compromise such action or claim, all of the Indemnified Entity's reasonable costs and expenses arising out of the defense, settlement or compromise of any such action or claim shall be Indemnifiable Losses subject to indemnification under this ARTICLE 9 and, if applicable, shall be borne by the Indemnifying Entity and payable monthly or as legal bills are received by the Indemnified Entity and tendered to the Indemnifying Entity.  Each Indemnified Entity shall make available to the Indemnifying Entity all information reasonably available to such Indemnified Entity relating to such action or claim, except as may be prohibited by Applicable Law.  In addition, the Parties shall render to each other such assistance as may reasonably be requested in order to ensure the proper and adequate defense of any such action or claim.  The Party in charge of the defense shall keep the other Parties fully apprised at all times as to the status of the defense or any settlement negotiations with respect thereto.

Section 9.05 Indemnification Generally.
(a) The amount that the Indemnifying Entity is or may be required to pay to any Indemnified Entity pursuant to this ARTICLE 9 shall be reduced by any insurance proceeds actually realized (including under the R&W Insurance Policy) by or on behalf of such Indemnified Entity or any of its Affiliates related to the applicable Indemnifiable Losses, net of out-of-pocket costs and expenses of obtaining such insurance proceeds (which shall not include any applicable premiums or deductibles).  If an Indemnified Entity shall have received the payment required by this Agreement from the Indemnifying Entity in respect of Indemnifiable Losses and shall subsequently receive insurance proceeds in respect of such Indemnifiable Losses, then such Indemnified Entity shall promptly repay to the Indemnifying Entity a sum equal to the amount of such insurance proceeds actually received, net of costs and expenses of obtaining such insurance proceeds.
(b) With respect to claims for Indemnifiable Losses subject to Section 9.02, the Indemnified Purchaser Entity shall first, to the extent applicable and available, seek recourse to the R&W Insurance Policy until remedies thereunder have been exhausted prior to seeking indemnification under this ARTICLE 9; provided that the failure of the Indemnified Entity to first seek recourse to the R&W Insurance Policy shall only reduce the rights of the Indemnified Entity to recover for Indemnifiable Losses to the extent of the Indemnifiable Losses that would have been avoided by first seeking recourse to the R&W Insurance Policy; provided, further, that nothing herein shall release Seller of any obligations with respect to Indemnifiable Losses to the extent subject to a retention or deductible under the R&W Insurance Policy.  Notwithstanding anything to the contrary herein, to the extent any claim for indemnification by any Indemnified Purchaser Entity may be made in whole or in part pursuant to both Section 9.02(a) and any other subsection of Section 9.02, such Indemnified Purchaser Entity shall first seek recourse under Section 9.02(a) until remedies thereunder have been exhausted prior to seeking indemnification under any other subsection of Section 9.02 and all Indemnifiable Losses subject to indemnification pursuant to Section 9.02 shall be determined without duplication of recovery by reason of the state of facts giving rise to such Indemnifiable Losses constituting a breach of more than one representation, warranty, covenant or agreement or being addressed by more than one clause under Section 9.02.
(c) In addition to the requirements of Section 9.05(a), each Indemnified Entity shall be obligated in connection with any claim for indemnification under this ARTICLE 9 that is not made under the R&W Insurance Policy to use commercially reasonable efforts to mitigate Indemnifiable Losses in accordance with the requirements of Applicable Law upon and after becoming aware of any event that could reasonably be expected to give rise to such Indemnifiable Losses; provided that the failure of the Indemnified Entity to so mitigate shall only reduce the rights of the Indemnified Entity to recover for Indemnifiable Losses to the extent of the Indemnifiable Losses that would have been avoided by such mitigation.

(d) Except in the case of actual fraud, Section 2.02 and specific performance or injunctive relief in connection with enforcing any post-Closing rights or obligations hereunder or as otherwise set forth in any Ancillary Agreement, the indemnification provisions set forth in this ARTICLE 9 shall be the sole and exclusive post-Closing remedy available to any Party in respect of the transactions contemplated by this Agreement, including with respect to any breach of any representation, warranty, covenant or agreement in this Agreement.  The Parties irrevocably waive, to the fullest extent permitted under Applicable Law, any and all rights they may have to make any Claims (other than claims and causes of action based on actual fraud) other than pursuant to this ARTICLE 9, Section 2.02, Section 13.13 or any Ancillary Agreement, including under statute, common law, tort or equity, as a result of any Indemnifiable Losses and all other damages incurred by the Indemnified Purchaser Entities or Indemnified Seller Entities, as the case may be.
(e) Notwithstanding anything in this Agreement to the contrary, except in the case of actual fraud or as provided in Section 9.02(a), the R&W Insurance Policy shall be the sole and exclusive post-Closing remedy available to any Person with respect to any breach or inaccuracy of any representation or warranty of Seller in this Agreement other than the Indemnifiable Reps set forth in this Agreement or the Indemnifiable Reps set forth in the certificate delivered pursuant to Section 7.03, subject, in the case of Section 9.02(a) to the limitations contained in this ARTICLE 9, including Section 9.05(b).  Except in the case of actual fraud, Seller shall have no obligation or liability to Purchaser or any other Person with respect to losses arising under or in connection with a breach or inaccuracy of a representation or warranty contained in this Agreement (other than the Indemnifiable Reps set forth in this Agreement or the Indemnifiable Reps set forth the certificate delivered pursuant to Section 7.03, which are subject to Section 9.05(b)).  Nothing herein shall be deemed to limit or modify any rights of any Indemnified Purchaser Entities under the R&W Insurance Policy.
(f) Notwithstanding anything to the contrary contained in this Agreement, no Party shall be liable for special, punitive, exemplary, incidental, consequential or indirect damages or lost profits, whether based on contract, tort, strict liability, other Applicable Law or otherwise and whether or not arising from the other Party's sole, joint or concurrent negligence, strict liability or other fault for any matter relating to this Agreement and the transactions contemplated by this Agreement; provided, however, that the foregoing shall not apply to the extent that any such damages, lost profits or losses are (i) the reasonably foreseeable result of the relevant breach of this Agreement (which for the avoidance of doubt will not include punitive or exemplary damages) or (ii) paid or payable to third parties in respect of third-party claims for which any Party is obligated to indemnify another Party under this ARTICLE 9.

(g) Seller (i) expressly waives any rights of indemnification of Seller or any of its Non-Company Affiliates or any of its or their respective Representatives against the Company for acts, circumstances, and events that give rise to indemnification obligations of Seller hereunder and (ii) agrees and acknowledges that neither Seller nor any of its Non-Company Affiliates or any of its or their respective Representatives will have any right of contribution from, or right of subrogation against, the Company in the event Seller is required to take, or refrain from taking, any action, whether by the payment of money or otherwise, as a result of this ARTICLE 9.
(h) Any payments made pursuant to this ARTICLE 9 shall be deemed to be, and each of Seller and Purchaser shall treat such payments as, an adjustment to the purchase price for United States federal, state, local and foreign income Tax purposes, unless otherwise required by Applicable Law.
ARTICLE 10
 RESTRICTIVE COVENANTS
Section 10.01 Non-Solicitation of Employees.  Subject to the provisions of this Section 10.01, for a period of five (5) years after the Closing, Seller shall not, and shall cause its Affiliates not to, directly or indirectly hire or solicit any Company Employee to leave his or her employment in order to accept employment with Seller Guarantor, Seller or any of their respective Affiliates, or to engage as an independent contractor or consultant thereto; provided, however, that, soliciting any Person through a general solicitation (through advertising, electronic means or similar methods) that is not targeted at any such Company Employee (and any subsequent hiring of such employee who responds to any such solicitation) shall not, in and of itself, constitute a breach of the provisions of this Section 10.01; provided, further, that the foregoing shall not preclude or otherwise restrict Seller or any of its Affiliates from hiring or employing, or having employment or hiring discussions with, any such Person (i) who is not then employed by the Company or its subsidiaries and whose employment terminated prior to any direct or indirect solicitation by the Seller Guarantor, Seller or any of their respective Affiliates, or (ii) who contacts Seller Guarantor, Seller or any of their respective Affiliates for employment without any direct or indirect solicitation by Seller Guarantor, Seller or any of their respective Affiliates.
Section 10.02 Agreement Not to Compete.  Subject to the provisions of this Section 10.02, for a period of five (5) years after the Closing, Seller shall not, and shall cause its Affiliates not to, directly or indirectly invest in, finance, control, operate or engage in the business of treatment, storage, transportation or disposal of hazardous or radioactive waste, (the "Restricted Business") in the United States, which, for the avoidance of doubt, includes, but is not limited to, treatment, storage, transportation or disposal of Class A, Class B, Class C or greater than Class C waste, depleted uranium, waste for which a disposal exemption has been granted under 10 CFR 20.2002 (or a state law equivalent) and Spent Nuclear Fuel.  Notwithstanding anything to the contrary herein, this Section 10.02 shall not prohibit Seller or any of its Affiliates from acquiring, holding and disposing of not more than 5% of any Person who conducts any business that constitutes Restricted Business and whose capital stock is publicly traded at the time it is acquired by Seller or any of its Affiliates.

Section 10.03 Non-Disparagement.  From and after the Closing, Seller and Purchaser shall not, and shall cause their respective Affiliates not to, directly or indirectly, alone or in connection with any Person, engage in any conduct or make any statement, whether in commercial or non-commercial speech, that disparages, criticizes or is injurious to the reputation of the other Party, its Affiliates (including, with respect to Purchaser after the Closing, the Company) or its Representatives, including (a) inducing or encouraging others to disparage any other party hereto, its Affiliates (including, with respect to Purchaser after the Closing, the Company) or its Representatives or (b) making or causing to be made any statement that maligns the business, goodwill, personal or professional reputation of any other party hereto, its Affiliates (including, with respect to Purchaser after the Closing, the Company) or its Representatives.  This Section 10.03 shall not limit (i) any of the Parties' ability to respond to subpoenas or Actions pursuant to ARTICLE 9, (ii) any enforcement of this Agreement, any Ancillary Agreement or the Seller Guarantee or (iii) any required disclosure under Applicable Law.
Section 10.04 Acknowledgment.  Each of the Parties acknowledges that the periods of restriction and the restraints imposed by the provisions of this ARTICLE 10 are fair and reasonably required for the protection of the Parties.  If the final judgment of a court of competent jurisdiction declares that any term or provision of this ARTICLE 10 is invalid or unenforceable, the Parties agree that the court making the determination of invalidity or unenforceability shall have the power to reduce the scope or duration of the term or provision, to delete specific words or phrases or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision and this Agreement shall be enforceable against the Parties as so modified.  The Parties agree that any violation of the covenants contained in ARTICLE 10 is likely to cause irreparable damage to the non-breaching Party and consequently, in addition to any other remedies the non-breaching Party may have under this Agreement or otherwise, the non-breaching Party shall be entitled to apply to any court of competent jurisdiction for an injunction restraining the breaching Party or its Affiliates from committing or continuing any violation of ARTICLE 10 without the requirement of posting any bond or other indemnity.
ARTICLE 11
 TAX MATTERS
Section 11.01 Tax Returns.
(a) Tax Reporting.  Purchaser and Seller shall, for United States federal income Tax purposes (and, to the extent permissible, for state and local income Tax purposes), treat the purchase and sale of the Subject Securities pursuant to this Agreement as the purchase and sale of the assets of the Company, and shall report the purchase and sale on all income Tax Returns consistently with such treatment.

(b) Seller Tax Returns.  Seller shall prepare and timely file or cause to be prepared and timely filed, in a manner consistent with past practice, all (i) Tax Returns required to be filed by the Company on or prior to the Closing Date and (ii) Tax Returns required to be filed on behalf of the Company after the Closing Date that include tax items of the Company for Pre-Closing Tax Periods or Pre-Closing Straddle Periods which are required to be reflected on state unitary or combined Tax Returns of Seller Guarantor or its Affiliates (other than the Company).  Seller shall deliver any such Tax Return described in clause (i), or a pro forma reflecting tax items of the Company in the case of Tax Returns described in clause (ii), to Purchaser in the form proposed for filing at least five (5) Business Days prior to filing and shall consider in good faith all reasonable comments provided by Purchaser with respect thereto; provided, further, that neither Seller nor any of its Non-Company Affiliates shall file or cause to be filed any such Tax Return relating to any period (or portion thereof) beginning after the Closing Date without Purchaser's prior written consent (such consent not to be unreasonably withheld, conditioned or delayed).
(c) Purchaser Tax Returns.  Following the Closing, Purchaser shall cause to be timely filed all Tax Returns (other than those specified in Section 11.01(b)) required to be filed by the Company after the Closing Date with respect to Pre-Closing Tax Periods and Pre-Closing Straddle Periods, and shall be responsible for the timely payment of all Taxes shown due thereon, subject to reimbursement by Seller pursuant to Section 11.05; provided, however, that Purchaser shall deliver any such Tax Return to Seller in the form proposed for filing at least five (5) Business Days prior to filing and shall consider in good faith all reasonable comments provided by Seller with respect thereto; provided, further, that neither Purchaser nor any of its Affiliates shall file or cause to be filed any such Tax Return relating to any period (or portion thereof) ending on or before the Closing Date without Seller's prior written consent (such consent not to be unreasonably withheld, conditioned of delayed).
Section 11.02 Cooperation.
(a) Purchaser and Seller shall cooperate fully, and shall cause their respective Affiliates to cooperate fully, as and to the extent reasonably requested by either Party, in connection with the filing of Tax Returns pursuant to this Section 11.02 and any audit, litigation or administrative proceeding (each a "Tax Proceeding") with respect to such Tax Returns.  Such cooperation shall include (upon a Party's request) the provision of records and information which are reasonably relevant to any such Tax Proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder.
(b) Purchaser and Seller shall within fifteen (15) days of receipt notify the other in writing of the receipt by them or any of their Affiliates of written notice of any inquires, claims, assessments, audits or similar events with respect to Taxes of the Company relating to a Pre-Closing Tax Period or a Pre-Closing Straddle Period.
(c) Seller shall have the right to control any Tax Proceeding (or portion of any Tax Proceeding) to the extent Seller would be responsible, either pursuant to Applicable Law or pursuant to ARTICLE 9, for the liabilities arising from such Tax Proceeding; provided, however, that (i) Purchaser shall be entitled to participate in such Tax Proceeding to the extent that the outcome of such Tax Proceeding could adversely impact Purchaser or the Company for taxable periods beginning on or after the Closing Date, (ii) Seller shall keep Purchaser informed of the progress of such Tax Proceeding (including by providing copies of any material written correspondence in connection therewith) and (iii) Seller shall not settle or compromise such Tax Proceeding without Purchaser's prior written consent (not to be unreasonably withheld, conditioned or delayed).  Notwithstanding the foregoing, Seller shall be entitled to control in their sole discretion (and Purchaser shall not be entitled to participate in, be informed of or consent to) any Tax Proceeding with respect to any consolidated federal Tax Returns in which Seller is included.

(d) Purchaser shall have the right to control any Tax Proceeding (or portion of a Tax Proceeding) that is not controlled by Seller pursuant to Section 11.02(c); provided, however, that to the extent any such Tax Proceeding relates to Straddle Period Taxes or to any other Taxes for which Seller would be responsible, either pursuant to Applicable Law or pursuant to ARTICLE 9, then (i) Seller shall be entitled to participate in such Tax Proceeding, (ii) Purchaser shall keep Seller informed of the progress of such Tax Proceeding (including by providing copies of any material written correspondence in connection therewith) and (iii) Purchaser shall not settle or compromise such Tax Proceeding without Seller's prior written consent (not to be unreasonably withheld, conditioned or delayed).
(e) In the event of any inconsistency between this Section 11.02 and Section 9.04, this Section 11.02 shall govern.
Section 11.03 Transfer Taxes.  In the event that any Transfer Taxes (but, for the avoidance of doubt, not any Taxes based on or measured by income or gains) are payable in connection with the sale of the Subject Securities, all such Transfer Taxes shall be borne by Seller.  If Purchaser is required by Applicable Law to pay any such Transfer Taxes, Seller shall promptly reimburse Purchaser within ten (10) Business Days of receipt of written request from Purchaser for the full amount of such Transfer Taxes.  Purchaser and Seller shall cooperate and consult with each other prior to filing any Tax Returns for Transfer Taxes in order to minimize any such Transfer Taxes and to ensure that all such Tax Returns are filed in a consistent manner.

Section 11.04 Tax Sharing or Similar Agreement.  Any Tax sharing or similar agreement between the Company on the one hand and Seller or any of Seller's Affiliates (other than the Company) on the other hand shall terminate as of the Closing Date, and no party thereto shall have any rights or obligations thereunder with respect to any past, current or future Tax period.
Section 11.05 Reimbursement of Certain Taxes.  Any Taxes (other than Transfer Taxes that are the subject of Section 11.03) of the Company that are due and payable with respect to any Tax period that begins on or before the Closing Date and ends after the Closing Date (a "Straddle Period") will be apportioned between the portion of the Straddle Period that ends at the end of the day on the Closing Date (the "Pre-Closing Straddle Period") and the portion of the Straddle Period that begins on the day after the Closing Date as follows: (i) in the case of any ad valorem real estate and personal property Taxes, on a per diem basis and (ii) in the case of any other Taxes, as determined from the books and records of the Company as though the taxable period of the Company terminated on the Closing Date.  Seller shall reimburse and pay over to Purchaser the amount of any Taxes actually due and payable with respect to a Pre-Closing Straddle Period within ten (10) days of receipt of written request from Purchaser therefore (but in no case earlier than five (5) Business Days prior to the date on which the relevant Taxes are required to be paid to the relevant Tax authority).

Section 11.06 Refunds.  Any Tax refund (including any credit in lieu thereof and any interest received in respect thereof) received by Purchaser or the Company, in each case that relate to Taxes of the Company attributable to any Pre-Closing Tax Period or Pre-Closing Straddle Period, shall be for the account of Seller (but only to the extent the relevant Taxes were paid by Seller or were paid by the Company prior to the Closing), and Purchaser shall pay over to Seller any such refund or the amount of any such credit within thirty (30) days after receipt or the application of any such refund or credit to reduce a Tax Liability of Purchaser, the Company or any Affiliate thereof, and net of any Taxes or other out-of-pocket costs and expenses attributable to the obtaining and receipt of such refund or credit.  Notwithstanding anything in this Section 11.06 to the contrary, no such refund or credit shall be for the account of Seller to the extent such amount arises as the result of a carryback of a loss, credit or other Tax benefit or attributable from a taxable period (or portion thereof) beginning after the Closing Date.  To the extent such refund or credit is subsequently disallowed or required to be returned to the applicable Taxing Authority, Seller agrees promptly to repay the amount of such refund or credit, together with any interest, penalties or other additional amounts imposed by such Taxing Authority, to Purchaser.
Section 11.07 Post-Closing Actions.  Neither Purchaser nor the Company (or any Affiliate thereof) shall (a) amend any Tax Return or settle any Tax Proceeding with respect to the Company that relates to a Pre-Closing Tax Period or a Pre-Closing Straddle Period, or (b) make any Tax election with respect to the Company that is retroactive to a Pre-Closing Tax Period or a Pre-Closing Straddle Period, in each case of (a) and (b) above, that would reasonably be expected to increase Seller's indemnification obligation under Section 9.02, without the prior written consent of Seller (which consent shall not be unreasonably withheld, conditioned or delayed).
Section 11.08
Tax Certificates.  At or prior to the Closing, Seller will deliver to Purchaser (a) an affidavit dated as of the Closing Date, in the form required by Treasury Regulations Section 1.1445-2(b)(2) and signed under penalties of perjury, stating that Seller is not a foreign person (within the meaning of Section 1445 of the Code) and (b) a properly completed and duly executed IRS Form W-9.

ARTICLE 12
 TERMINATION
Section 12.01 Termination.  This Agreement may be terminated, and the transactions contemplated by this Agreement may be abandoned at any time, by notice pursuant to Section 13.07 (except that no notice need be given if termination is pursuant to Section 12.01(a)):
(a) by mutual written consent of Seller and Purchaser;
(b) by either Seller or Purchaser:

(i)
if the Closing has not occurred on or before January 19, 2018 (the "Termination Date") and the failure of the Closing to occur is not caused by a breach of this Agreement by the Party seeking to terminate this Agreement pursuant to this Section 12.01(b)(i); or

(ii)
if any court of competent jurisdiction in the United States or other Governmental Authority shall have issued a final Order or taken any other final action restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated by this Agreement and such Order or other Action is or shall have become final and nonappealable; provided, however, that the Party seeking to terminate this Agreement pursuant to this Section 12.01(b)(ii) shall have used commercially reasonable efforts to prevent the entry of and to remove such Order or final Action;

(c) by Purchaser if there has been a material breach by Seller of any representation, warranty, covenant or agreement contained in this Agreement that (i)(A) remains uncured for a period of thirty (30) days following written notice by Purchaser thereof or (B) cannot be cured prior to the Termination Date and (ii) would result in a failure of a condition set forth in ARTICLE 7;
(d) by Seller if there has been a material breach by Purchaser of any representation, warranty, covenant or agreement contained in this Agreement that (i)(A) remains uncured for a period of thirty (30) days following written notice by Seller thereof or (B) cannot be cured prior to the Termination Date and (ii) would result in a failure of a condition set forth in ARTICLE 8; or
(e) by Seller if (i) the then scheduled Termination Date has past and the Closing has not occurred, (ii) the conditions set forth in Sections 7.05 or 7.06 are not satisfied, (iii) there has been a knowing and material breach by Purchaser of its covenants and agreements in Sections 6.03 or 6.07 and such breach is the proximate cause of the failure of the conditions set forth in Sections 7.05 or 7.06 from being satisfied, and (iv) Seller is not then in material breach of any of its representations, warranties, covenants or agreements contained in this Agreement or the Omnibus Reconveyance Agreement.
Section 12.02 Effect of Termination.  If this Agreement is validly terminated pursuant to Section 12.01, (a) this Agreement shall become null and void, except that this ARTICLE 12, and ARTICLE 13 shall continue to apply following any such termination, and (b) there shall be no Liability on the part of either Seller or any member of the Purchaser Group (or any of their respective Representatives or Affiliates) in respect of this Agreement, the Ancillary Agreements, the Equity Commitment Letter, the Equity Financing or any of the transactions contemplated hereby or hereby, except as provided in this ARTICLE 12; provided, however, that, except in connection with the payment of the Termination Fee in the circumstances described below in Section 12.03, nothing in this Section 12.02 shall release any Party from Liability for any willful and material breach of this Agreement by such Party prior to the termination of this Agreement or fraud.  Notwithstanding anything to the contrary herein, Seller, on behalf of itself, the Company and its other Affiliates and its and their respective Representatives, acknowledges and agrees that neither it nor any such other Persons shall have any rights or Claims against any Debt Financing Source (and any of their respective Related Persons) for any Liability suffered as a result of the failure of the Closing to occur, any breach of any covenant or agreement in this Agreement (whether willfully, intentionally, unintentionally or otherwise) or the failure of the transactions contemplated herein to be consummated.

Section 12.03 Termination Fee.
(a) In the event that (i) the Closing fails to occur due to a material breach by Purchaser hereunder that gives rise to a right to terminate the Agreement pursuant to Section 12.01(e) and (ii) all of the conditions to Purchaser's obligations to proceed with the Closing under ARTICLE 7 have been satisfied or waived (other than (A) such conditions which by their nature are to be satisfied on the Closing Date, but assuming such condition were capable of being satisfied as of the date of termination, and (B) such conditions where Purchaser's material breach was the proximate cause of the failure of any such conditions being satisfied) (collectively, a "Purchaser Failure to Close"), then Purchaser (or the Equity Investor pursuant to the Equity Commitment Letter) shall, upon termination of this Agreement by the Seller pursuant to Section 12.01(e), pay to Seller in immediately available funds by wire transfer no later than two (2) Business Days after a written demand by Seller therefor, a fee of three million dollars ($3,000,000) (the "Termination Fee"), as liquidated damages and not as a penalty, it being understood that in no event shall Purchaser be required to pay the Termination Fee on more than one occasion.  Notwithstanding anything contained herein to the contrary, but subject to the terms set forth herein and in the Equity Commitment Letter, in the event there is a Purchaser Failure to Close and Seller demands and receives the Termination Fee from Purchaser (or the Equity Investor pursuant to the Equity Commitment Letter), the payment of the Termination Fee shall be the sole remedy of Seller and its Affiliates against any member of the Purchaser Group for, and no member of the Purchaser Group shall have, any Liability or obligation for, and Seller and its Affiliates shall not otherwise make any Claim for, any matter under, relating to or arising out of, the transactions contemplated by this Agreement, the Ancillary Agreements, the Equity Commitment Letter or any other Contract, document or agreement delivered pursuant to this Agreement, whether based on contract, tort, strict liability, other Applicable Laws or otherwise, or any Claim, based on, in respect of, or by reason of any of the foregoing.  The pursuit by Seller of specific performance to consummate the Closing hereunder shall not be deemed to waive Seller's rights to demand and receive the Termination Fee hereunder; provided, however, that under no circumstances shall Seller be permitted or entitled to receive both (i) a grant of an Order of specific performance or other equitable relief to cause the consummation of the Closing and (ii) payment of the Termination Fee.
(b) The Parties acknowledge that the agreements contained in this Section 12.03 are an integral part of the transactions contemplated by this Agreement and constitute liquidated damages and not a penalty, and that the Parties would not have entered into this Agreement without the agreements in this Section 12.03.
ARTICLE 13
 MISCELLANEOUS
Section 13.01 Entire Agreement.  This Agreement, the Ancillary Agreements and the Confidentiality Agreement supersede all prior discussions and agreements between the Parties with respect to the subject matter of hereof and thereof and contain the sole and entire agreement between the Parties hereto with respect to the subject matter hereof and thereof.

Section 13.02 Expenses.  Except as otherwise provided in this Agreement, whether or not the transactions contemplated by this Agreement are consummated, each Party shall pay its own costs and expenses incurred in connection with the negotiation, execution and consummation of the transactions contemplated by this Agreement.  Seller shall be responsible for and pay all Transaction Expenses incurred by it of any of its Affiliates (including the Company).
Section 13.03 Confidentiality.  Unless and until the Closing occurs, the Parties shall abide by the provisions of the Confidentiality Agreement.  From and after the Closing, Seller shall hold, and shall cause its Affiliates and Representatives to hold, in strict confidence from any other Person all information and documents relating to the Company; provided, however, that nothing in this sentence shall limit the disclosure by any Party of any information (a) to the extent required by Applicable Law or judicial process (provided that if permitted by Applicable Law, each Party agrees to give the other Party prompt prior written notice of such disclosure in sufficient time to permit such other Party to obtain a protective order or seek another appropriate remedy and such written notice must include, without limitation, identification of the information to be disclosed, and the disclosing Party shall cooperate and assist the other Party in seeking such protective order or other remedy), (b) in connection with any litigation to which such Party is a party (provided that such Party has taken all reasonable actions to limit the scope and degree of disclosure in any such litigation), (c) in an Action brought by such Party in pursuit of its rights or in the exercise of its remedies under this Agreement, (d) to the extent that such documents or information can be shown to have come within the public domain through no action or omission of such Party or its Affiliates, and (e) to such Party's Affiliates; provided, however, that such Party shall be liable for any breach of this Section 13.03 by its Affiliates or Representatives to whom such information is disclosed.  In the event this Agreement is terminated under Section 12.01, upon the request of any Party, each Party shall, and shall cause its Affiliates and their respective Representatives to, promptly (and in no event later than five (5) Business Days after such request) redeliver or destroy, or cause to be redelivered or destroyed, all copies of confidential documents and information furnished by the other Party in connection with the transactions contemplated by this Agreement and destroy or cause to be destroyed all notes, memoranda, summaries, analyses, compilations and other writings related to or based on such information or documents prepared by such Party.  Notwithstanding the foregoing, the Parties may maintain a copy of any information in such Party's restricted access files, to the extent required by such Party's document retention policy, for the purpose of (i) anticipated litigation, (ii) regulatory compliance or (iii) corporate record keeping.  No Party shall be required to erase or otherwise destroy any information retained in electronic format that has been created pursuant to automatic archiving or back-up procedures.  Effective as of the Closing Date, all of the obligations of NorthStar Group Services, Inc., Purchaser, J.F. Lehman & Company and the Debt Financing Sources and their respective Affiliates and Representatives pursuant to the Confidentiality Agreement will be terminated.

Section 13.04 Announcements.  No press release or other public announcement, regulatory filing, statement or comment relating to the transactions contemplated by this Agreement or the terms of this Agreement shall be issued or made by any Party without the consent of the other Party (which consent shall not be unreasonably withheld, conditioned or delayed); provided, however, that any such press release or other public announcement, regulatory filing, statement or comment made without such consent shall not be in violation of this Section 13.04 if it is issued or made to ensure that the disclosing Party or any of its Affiliates is in compliance with Applicable Laws or stock exchange rules and, in the reasonable judgment of the Party making such release or announcement, based upon advice of counsel, such consent would prevent dissemination of such public announcement, regulatory filing, statement or comment in a sufficiently timely fashion to comply with such Applicable Laws or rules; provided, further that in all instances, prompt notice of any such public announcement, regulatory filing, statement or comment shall be given to the other Party by the disclosing Party.  Seller and Purchaser shall inform their Affiliates that may be involved in the transactions contemplated by this Agreement of the requirements set forth in this Section 13.04 and shall make commercially reasonable efforts to obtain compliance with the provisions of this Section 13.04 from such Affiliates.  Notwithstanding anything to the contrary herein, subject to the Confidentiality Agreement, each Party, its Affiliates and its Representatives may make announcements regarding, or otherwise provide information about the subject matter of, this Agreement and the transactions contemplated hereby to its respective directors, officers, employees, financial and legal advisors, independent auditors, and current and potential investors (other than, in the case of Seller, investors who hold publicly traded Equity Securities in Seller or any Non-Company Affiliate) and limited partners without the consent of the other Party.
Section 13.05 No Waiver.  No failure or delay on the part of any Party to exercise, and no course of dealing with respect to, any right, remedy, power or privilege under this Agreement shall operate as a waiver of such right, remedy, power or privilege, nor shall any single or partial exercise of any right, remedy, power or privilege under this Agreement preclude any other or further exercise of such right, remedy, power or privilege or the exercise of any other right, remedy, power or privilege.  The rights, remedies, powers and privileges provided in this Agreement are cumulative and not exclusive of any rights, remedies, powers and privileges provided by Applicable Law.
Section 13.06 Amendments.  Any provision of this Agreement may be amended, modified, supplemented or waived only by an instrument in writing duly executed by Seller and Purchaser.  Any such amendment, modification, supplement or waiver shall be for such period and subject to such conditions as shall be specified in the instrument effecting the same and shall be binding upon Seller and Purchaser.
Section 13.07 Addresses for Notices.  All notices and other communications required to be given or made in writing pursuant to this Agreement shall be deemed to have been duly given or made as of the date delivered or sent if delivered personally, by e-mail or by facsimile (solely if a copy thereof is subsequently delivered by overnight courier within one (1) Business Day) on the next Business Day if sent by prepaid overnight carrier (providing proof of delivery), on the fifth (5th) Business Day following the date of mailing if delivered by registered or certified mail (postage prepaid, return receipt requested) to the Parties at the following addresses (or at such other addresses as shall be specified by the Parties by like notice):

if to Seller:

Andrews County Holdings, Inc.
5430 LBJ Freeway
Suite 1700
Dallas, Texas 75240
Attn: President
Email: rgraham@valhi.net
Fax: (972) 448-1445

with a copy to (which shall not constitute notice):

Baker Botts LLP
2001 Ross Avenue
Suite 1100
Dallas, Texas 75201
 Attn: Neel Lemon and Samantha Crispin
Email: Neel.Lemon@bakerbotts.com and samantha.crispin@bakerbotts.com
Fax: (214) 953-6503

if to Purchaser:

c/o J.F. Lehman & Company
110 East 59th Street, 27th Floor
New York, NY 10022
Attn:	C. Alexander Harman, Glenn M. Shor, David F. Thomas and David L. Rattner
Email: cah@jflpartners.com, gms@jflpartners.com, dft@jflpartners.com and dlr@jflpartners.com
Fax: (212) 634-1155

with a copy to (which shall not constitute notice):

Jones Day
2727 North Harwood Street
Dallas, Texas 75201
Attn: Giles Elliott and Alain Dermarkar
Email:  gpelliott@jonesday.com and adermarkar@jonesday.com
Fax: (214) 969-5100

Section 13.08 Captions.  The captions and section headings appearing in this Agreement are included solely for convenience of reference and shall not affect the interpretation of any provision of this Agreement.
Section 13.09 Severability.  Any provision of this Agreement that is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions of this Agreement, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction, and in lieu of such prohibited or unenforceable provision, a legal, valid and enforceable provision as similar in terms to such prohibited or unenforceable provision as may be permitted and enforceable in the applicable jurisdiction(s) shall be deemed added as a part of this Agreement.

Section 13.10 Assignment.  The obligations of the Parties under this Agreement are not assignable without the prior written consent of the other Parties, which such Parties may withhold such consent in their absolute discretion; provided, however, Purchaser may, without the prior written consent of Seller, assign all or any portion of its rights under this Agreement to (a) one or more of its Subsidiaries or to any Debt Financing Source and (b) any subsequent purchaser of all or substantially all of the Properties or Equity Securities (whether via merger, stock purchase or otherwise) of the Company; provided, further, that no such assignment will relieve the Purchaser of any of its obligations hereunder.
Section 13.11 Counterparts.  This Agreement may be executed in any number of counterparts (including by telecopy), all of which taken together shall constitute one and the same instrument and any of the Parties may execute this Agreement by signing any such counterpart.  If any signature is delivered by facsimile transmission or by PDF, such signature shall create a valid and binding obligation of the party executing (or on whose behalf the signature is executed) with the same force and effect as if such facsimile or PDF signature were an original thereof.
Section 13.12 Disclosure.  Seller may, at its option, include items in Disclosure Schedules that are not material in order to avoid any misunderstanding, and any such inclusion, or any references to dollar amounts, shall not be deemed to be an acknowledgment or representation that such items are material, to establish any standard of materiality or to further define the meaning of such terms for purposes of this Agreement.  Information disclosed in any Schedule shall constitute a disclosure for purposes of all other Schedules and representations and warranties made by Seller hereunder notwithstanding the lack of specific cross-reference thereto, but only to the extent the applicability of such disclosure to such other Schedule or representation and warranty is readily or reasonably apparent.  In no event shall the inclusion of any matter in the Schedules be deemed or interpreted to broaden Seller's representations, warranties, covenants or agreements contained in this Agreement.  The mere inclusion of an item in the Disclosure Schedules shall not be deemed an admission by Seller that such item represents a material exception or fact, event, or circumstance or that such item would be reasonably likely to result in a Company Material Adverse Effect.
Section 13.13 Specific Performance.  The Parties agree that if any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, irreparable damage may occur, money damages may not be a sufficient remedy and that, without posting bond or other undertaking, the Parties shall be entitled to specific performance of the terms of this Agreement and immediate injunctive relief, without the necessity of proving the inadequacy of money damages as a remedy, in addition to any other remedy at law or in equity.   Notwithstanding anything herein to the contrary, unless a Purchaser Failure to Close has occurred, Seller shall be entitled to the granting of an order of specific performance or other equitable relief of Purchaser's obligation to take the actions it is entitled to take to cause the full funding of the Equity Financing under the Equity Commitment Letter and to consummate the Closing if and only in the event each of the following conditions has been satisfied: (a) all of the conditions to Purchaser's obligations to proceed with the Closing under ARTICLE 7 have been satisfied or waived (other than such conditions which by their nature are to be satisfied on the Closing Date, but assuming such condition were capable of being satisfied as of the date of termination); (b) (i) the Debt Financing is available (or would be available but for the satisfaction of conditions or deliverables that are within the Purchaser's control) on terms and conditions acceptable to Purchaser, as determined in the reasonable judgment of Purchaser, and (ii) the Support Obligation Release is obtainable (but for the satisfaction of conditions or deliverables that are within the Purchaser's control) on terms and conditions acceptable to Purchaser, as determined in the reasonable judgment of Purchaser; (c) Purchaser fails to consummate the Closing when required pursuant to Section 2.03; and (d) Seller has irrevocably confirmed in a written notice to Purchaser that it is ready, willing and able to consummate the Closing if an order of specific performance or other equitable relief is granted, the Debt Financing is consummated and the Support Obligation Release is obtained.

Section 13.14 Governing Law.  THIS AGREEMENT AND ANY CLAIM, ACTION, DISPUTE OR REMEDY ARISING FROM OR RELATING TO THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE APPLICABLE LAWS OF THE STATE OF DELAWARE APPLICABLE TO CONTRACTS MADE AND TO BE PERFORMED IN THAT STATE WITHOUT GIVING EFFECT TO CHOICE OF LAW RULES THAT WOULD REQUIRE THE APPLICATION OF ANOTHER JURISDICTION.
Section 13.15 Consent to Jurisdiction.
(a) For all purposes of this Agreement, and for all purposes of any Action arising out of or relating to the transactions contemplated by this Agreement or for recognition or enforcement of any judgment, each Party submits to the personal jurisdiction of the state or federal courts of the State of Delaware, and hereby irrevocably and unconditionally agrees that any such Action, Claim, dispute or remedy may be heard and determined in such Delaware court or, to the extent permitted by Applicable Law, in such federal court.  Each Party agrees that a final judgment in any such Action may be enforced in any other jurisdiction by suit on the judgment or in any other manner provided by Applicable Law.  Nothing in this Agreement shall affect any right that any Party may otherwise have to bring any Action relating to this Agreement against the other Parties or their Properties in the courts of any jurisdiction.
(b) Each Party irrevocably and unconditionally waives, to the fullest extent it may legally and effectively do so:
(i)	any objection that it may now or hereafter have to the laying of venue of any Action arising out of or relating to this Agreement or any related matter in any Delaware state or federal court; and
(ii)	the defense of an inconvenient forum to the maintenance of such Action in any such court.
(c) Each Party irrevocably consents to service of process by registered mail, return receipt requested, as provided in Section 13.07.  Nothing in this Agreement shall affect the right of any Party to serve process in any other manner permitted by Applicable Law.
Section 13.16 Waiver of Jury Trial.  TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, EACH PARTY HEREBY WAIVES ALL RIGHTS TO A TRIAL BY JURY IN ANY LEGAL ACTION TO ENFORCE OR INTERPRET THE PROVISIONS OF THIS AGREEMENT OR THAT OTHERWISE RELATES TO THIS AGREEMENT, ANY DEBT OR OTHER TYPE OF FINANCING OR ANY OF THE OTHER TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY, INCLUDING IN ANY ACTION OR COUNTERCLAIM AGAINST ANY DEBT FINANCING SOURCE OR ANY OF ITS RELATED PERSONS, REGARDLESS OF WHICH PARTY INITIATES SUCH ACTION.

Section 13.17 Binding Effect; Persons Benefitting.  This Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective permitted successors and assigns.  Except as provided in ARTICLE 9 with respect to Indemnified Entities, in Section 12.02 with respect to the Debt Financing Sources and Related Persons, and Section 12.03, with respect to the members of the Purchaser Group, this Agreement is for the sole benefit of the Parties and their permitted successors and assigns and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.
Section 13.18 Waiver of Conflicts.  The Parties agree that, from and after the Closing, notwithstanding any current or prior representation of the Company by Baker Botts L.L.P. ("Baker Botts"), Baker Botts shall be permitted to represent Seller or any of its Affiliates in any matters and disputes, including in any matter or dispute adverse to Purchaser or the Company that either is existing on the date of this Agreement or that arises in the future and relates to this Agreement or the transactions contemplated hereby.  Purchaser hereby (a) waives any claim that it has or may have that Baker Botts has a conflict of interest or is otherwise prohibited from accepting or carrying out any such representation and (b) agrees that, in the event that a dispute arises after the Closing between Purchaser or the Company on the one hand, and Seller or any of its Affiliates, on the other hand, Baker Botts may represent (and none of Purchaser, the Company or their respective Representatives or Affiliates will seek to disqualify or otherwise prevent Baker Botts from representing) Seller or any such Affiliate in such dispute even though the interests of Seller or such Affiliate may be directly adverse to Purchaser or the Company or their respective Subsidiaries and even though Baker Botts may have represented the Company in a matter substantially related to such dispute, or may be handling ongoing matters for the Company.  Purchaser and the Company each further agree that any and all documents in Baker Botts' files relating to this Agreement, the transactions contemplated hereby, any offers or indications of interest relating to the Company or its assets or otherwise relating legal services provided in connection with such matters for periods prior to the Closing shall be the property of and shall be retained by Baker Botts and shall not be delivered or required to be delivered to Purchaser or the Company; provided that Seller shall cause Baker Botts to hold such information in strict confidence.
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IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officer of each Party as of the date first above written.
PURCHASER:

JFL-WCS PARTNERS, LLC

By: /s/ C. Alexander Harman
Name: C. Alexander Harman
Title: President and Assistant Secretary

SELLER:

ANDREWS COUNTY HOLDINGS, INC.

By: /s/ Gregory M. Swalwell
Name: Gregory M. Swalwell
Title: Executive Vice President, Chief Financial
 Officer and Chief Accounting Officer